As filed with the Securities and Exchange Commission on October 17, 2003
Registration No. 333-108122

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PHARMION CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	2834	84-1521333
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2525 28th Street

Boulder, Colorado 80301
(720) 564-9100
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Patrick J. Mahaffy

President and Chief Executive Officer
Pharmion Corporation
2525 28th Street
Boulder, Colorado 80301
(720) 564-9100
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

William H. Gump, Esq. Peter H. Jakes, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000	Bruce K. Dallas, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued October 17, 2003

6,000,000 Shares

COMMON STOCK

Pharmion Corporation is offering 6,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $14.00 and $16.00 per share.

We have applied to have the common stock approved for quotation on the Nasdaq National Market under the symbol “PHRM.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

PRICE $                        A SHARE

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Pharmion

Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional 900,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                     , 2003.

MORGAN STANLEY	JPMORGAN

PACIFIC GROWTH EQUITIES, LLC

U.S. BANCORP PIPER JAFFRAY

                              , 2003

Pharmion Ltd
McClintock Building
Granta Park
Gt Abington
Cambridge
CB1 6GX
United Kingdom
THALIDOMIDE
PHARMION
50MG HARD CAPSULES
Thalidomide
28 hard capsules
For oral use
Each capsule contains 50 mg of Thalidomide
PHARMION

- Approved and marketed in Australia for relapsed and refractory multiple myeloma
- Sold on a compassionate use or named patient basis pending full regulatory approval in Europe
- Marketing rights in all countries outside North America, Japan, China, Taiwan and Korea licensed from Celgene Corporation

- Planning to submit marketing authorization applications in the U.S., Europe and Australia in the first quarter of 2004
- Global marketing rights licensed from Pharmacia & Upjohn Company

NDC 67211-102-01
Vidaza™
(azacitidine for injectable suspension)
FOR SUBCUTANEOUS USE ONLY
100 MG SINGLE-USE VIAL
Rx only
PHARMION

NDC 67211-342-53
20,000 anti-Xa IU per mL
Innohep®
(tinzaparin sodium injection)
For dosage see accompanying product information.
Keep out of reach of children.
Store at 25°C (77°F); excursions permitted to 15°-30°C (59°-86°F)
[See USP Controlled Room Temperature].
FOR SUBCUTANEOUS USE ONLY
10 X 2 ML MULTI-DOSE VIALS
Rx only
PHARMION

- Approved and marketed in the U.S.
- U.S. marketing rights licensed from Leo Pharma A/S

- Approved and marketed in Europe and Australia
- Marketing rights in all countries outside North America licensed from Schering AG

PRESCRIPTION ONLY MEDICINE
KEEP OUT OF REACH OF CHILDREN
Refludan® 50 mg
powder for injection or infusion
lepirudin (rys) 50 mg
EXP:
LOT:
AUST R 73442
10 vials each containing 50 mg
For intravenous use
PHARMION

THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Report of Ernst & Young LLP, Independent Auditors
PHARMION CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Information as of June 30, 2003 and for the six months ended June 30, 2002 and 2003 is unaudited)
Report of Independent Auditors
CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENT OF OPERATIONS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
Item 14. Indemnification of Directors and Officers
Item 15. Recent Sales of Unregistered Securities
Item 16. Exhibits and Financial Statement Schedules
Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX
OPINION OF WILLKIE FARR & GALLAGHER LLP
CONSENT OF INDEPENDENT AUDITORS

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

      Until                     , 2003 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

      For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY

      You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing in the back of this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

PHARMION CORPORATION

      Our goal is to create a global pharmaceutical company focused on in-licensing, developing and commercializing innovative products for the treatment of hematology and oncology patients. We have established our own regulatory, development and sales and marketing organizations covering the U.S., Europe and Australia. We have also developed a third party distributor network to serve the hematology and oncology markets in 20 additional countries throughout the Middle East and Asia. To date, we have licensed rights to two marketed products, Innohep® and Refludan®. We have also licensed two products, Thalidomide Pharmion 50mgTM and VidazaTM, in advanced stages of development that we believe represent significant market opportunities. These products were obtained through licensing arrangements with companies including Celgene Corporation, Pharmacia & Upjohn Company, now a part of Pfizer, Inc., Schering AG and LEO Pharma A/S. With our combination of regulatory, development and commercial capabilities, we intend to continue to build a balanced portfolio of approved and pipeline products targeting the hematology and oncology markets.

      Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. In particular, we are an early-stage company with a limited operating history and limited revenues derived from operations. We have a history of significant losses, including net losses of $27.9 million for the six months ended June 30, 2003. As of June 30, 2003, we had an accumulated deficit of $94.1 million. Given that we expect to continue making substantial expenditures to further develop and commercialize our products, it is unclear when, if at all, we will become profitable.

      Our current product portfolio consists of the following four products:

•	Thalidomide Pharmion 50mg (thalidomide)— Thalidomide has become a standard of care for the treatment of relapsed and refractory multiple myeloma, a cancer of the plasma cells in the bone marrow and the second most common form of cancer in the blood. We have licensed the marketing rights to thalidomide from Celgene and Penn T Limited for all countries outside of North America, Japan, China, Taiwan and Korea. We estimate that there are approximately 70,000 multiple myeloma patients in the E.U. and Australia, with approximately 22,000 new cases annually. We face challenges in the E.U. and Australia that differ from those faced by Celgene in the U.S., such as a more difficult regulatory environment for thalidomide in the E.U., potentially lower product pricing and a greater awareness of the history of thalidomide in Europe. Despite these challenges, we believe that our market opportunity for thalidomide is similar to that which Celgene has experienced in the U.S. Celgene reported sales of Thalomid® in the U.S. of $101 million for the six months ended June 30, 2003, and attributes approximately 70% of its sales of Thalomid® in the U.S. to the treatment of multiple myeloma. According to the American Society of Clinical Oncology, there are approximately 50,000 multiple myeloma patients in the U.S. and approximately 14,600 new cases annually.

Since licensing rights from Celgene and Penn we have taken several steps toward obtaining regulatory approval and commercializing thalidomide in Europe, Australia and elsewhere. We recently began selling thalidomide on a compassionate use or named patient basis under a stringent risk management program in Europe while we actively seek full regulatory approval for this drug in Europe and several additional countries. In October 2003, Australia’s Therapeutic Goods Administration approved Thalidomide Pharmion 50mg as a treatment for relapsed and refractory multiple myeloma and erythema nodosum leprosum, or ENL, and we will shortly commence sales of this product in Australia. This approval of Thalidomide Pharmion 50mg for the treatment of relapsed and refractory multiple myeloma was the first regulatory approval of thalidomide for this indication anywhere in the world. To promote the safe use of thalidomide, we implemented the Pharmion Risk Management Program, or PRMPTM. Enrollment in the

PRMP is obligatory before any patient can be given Thalidomide Pharmion 50mg and strict guidelines must be adhered to both prior to and during the course of thalidomide therapy.

•	Vidaza (azacitidine)— Vidaza is the subject of a completed and published Phase III study indicating its safety and efficacy in the treatment of myelodysplastic syndromes, or MDS, a bone marrow disorder characterized by the production of abnormally functioning, immature blood cells. We licensed worldwide rights to this product from Pharmacia. According to the American Cancer Society, or ACS, the exact number of cases of MDS in the U.S. is unknown but most estimates are between 10,000 and 20,000 new cases each year. We anticipate submitting a New Drug Application to the FDA for Vidaza and making comparable filings in Europe and Australia in the first quarter of 2004. In connection with these submissions, we are currently initiating a confirmatory study of Vidaza in MDS, which will be one of the largest studies in MDS to date. In October 2003, the FDA granted Vidaza a fast track designation for the treatment of MDS.

•	Innohep® (tinzaparin)— Innohep® is a low molecular weight heparin approved in the U.S. for the treatment of deep vein thrombosis, or DVT, which occurs when a blood clot develops in the deep veins of the legs. We licensed the U.S. rights to this product from LEO Pharma A/S, which markets Innohep® in Europe and several additional countries. Cancer patients are particularly at risk to develop DVT, either from the disease itself or as a side effect of certain cancer treatments. We relaunched Innohep® as a treatment for DVT in cancer patients in the fourth quarter of 2002, and used this drug to establish our U.S. sales and marketing organization.

•	Refludan® (lepirudin)— Refludan® is an antithrombin agent approved in the U.S., Europe and several additional countries for the treatment of heparin-induced thrombocytopenia, or HIT, an allergic, adverse immune response to heparin, resulting in an absence of sufficient cell platelets to enable blood clotting. We licensed rights to this product in all countries outside of the U.S. and Canada from Schering AG. We began selling Refludan® in Europe and Australia in the third quarter of 2002. While we have only limited expectations for the growth of this product, we have used Refludan® to establish our European and Australian sales and marketing organizations and believe that it will continue to play a role in helping us to gain access to physicians in the fields of hematology and oncology.

      Since only Thalidomide Pharmion 50mg and Refludan® have any patent protection under issued patents, we expect to rely in large part on orphan drug exclusivity, trade secrets, process patents, know-how and continuing technological innovations to protect our intellectual property. It is unlikely that we could prevent a competitor from developing or marketing a different drug for an indication that one of our drugs is indicated to treat.

      We believe there are significant opportunities available for a global pharmaceutical company with a focus on the hematology and oncology markets. The hematology and oncology markets are characterized by a number of disorders with high rates of recurrence and a limited response from current therapies or treatments, many of which include severe side effects. New hematology and oncology product candidates addressing unmet medical needs or providing a superior safety profile are frequently the subject of expedited regulatory reviews and, if approved and effective, can experience rapid adoption rates. While the overall global hematology and oncology markets are substantial, many drugs directed at hematology and oncology patients treat relatively small patient populations or subsets of patients with a specific cancer type. Because large, multinational pharmaceutical companies are increasingly seeking products with very large revenue potential, they often do not devote resources to develop drugs they discover with the potential to treat these patient populations, presenting us the opportunity to license, develop and market these drugs. There are also a large number of emerging biotechnology companies doing research in hematology and oncology, many of which do not have the global commercial and regulatory capabilities that we have. We believe we can be the regional or global partner of choice for these companies, particularly for compounds that target smaller patient populations.

      We have established a sales, marketing and distribution organization with global capabilities that distinguishes us from other companies of a similar size. In addition to our own sales organizations in the U.S., Europe and Australia, we have access to the hematology and oncology markets in 20 additional countries through relationships with our third party distributors. We believe that we can effectively reach the hematology and oncology markets with a relatively small sales organization that targets hematologists and oncologists who prescribe high volumes of cancer therapies and key opinion leaders that significantly influence the types of drugs prescribed by this group of physicians. In each of our markets, we are continuing to develop highly-trained sales forces that target the hematology and oncology communities in conjunction with medical education specialists focused on advocate development, educational forums, clinical data publications and clinical development strategies. Having teams in place calling on key hematologists and oncologists will facilitate the commercial launch of our two drugs in late-stage development and makes us a more attractive partner for companies with drugs targeted to this group of physicians. By managing the global sales and marketing of our products either on our own or with our partners, we believe we can provide uniform marketing programs and consistent product positioning and labeling. In addition, we seek consistent pricing across these markets to maximize the commercial potential of our products and reduce the risk of parallel imports and reimportation.

      We have assembled a team of highly-experienced regulatory professionals with multinational expertise in obtaining regulatory approvals for new drugs and maintaining compliance with the regulations governing the sales, marketing and distribution of pharmaceutical products. We believe our regulatory experience enables us to devise timely and cost-efficient strategies to obtain regulatory approvals for new drugs, and to choose the regulatory pathway that allows us to get a product to market as quickly as possible. We can use our resources efficiently to generate a regulatory submission that can be used in multiple jurisdictions. Our global regulatory expertise is an essential element of effectively evaluating and developing late-stage product candidates. We believe that this provides us with a competitive advantage in attracting biotechnology and pharmaceutical companies with products in development that they want to out-license.

      We intend to continue to acquire or in-license rights to late-stage development and approved products to more fully exploit our regulatory, sales and marketing capabilities. Our product licenses thus far have been structured to minimize up front, guaranteed or milestone payments, with the majority of the payments to the licensor coming from royalties paid on future sales of the acquired product. This has enabled us to limit our capital outlay for product licenses, deferring most of the payments for licensed products until these products generate revenue.

Corporate Information

      We were incorporated in Delaware in August 1999 and commenced operations in January 2000. Our principal executive offices are located at 2525 28th Street, Boulder, Colorado 80301, and our telephone number is (720) 564-9100. Our website is located at www.pharmion.com. The information on our website is not a part of this prospectus.

      References in this prospectus to “we,” “us” and “our” refer to Pharmion Corporation and its subsidiaries. All trademarks or trade names referred to in this prospectus are the property of their respective owners. We have licensed the right to use the registered trademarks Innohep® and Refludan® from LEO Pharma A/S and Schering AG, respectively.

THE OFFERING

Common stock offered	6,000,000 shares

Common stock to be outstanding after this offering	25,214,678 shares

Use of proceeds	We expect to use the proceeds of this offering to further develop and commercialize our existing product portfolio, to expand our sales and marketing organization, to acquire or in-license additional late-stage or approved products, and for general corporate purposes. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	PHRM

      The number of shares to be outstanding immediately after this offering is based on 19,214,678 shares of our common stock outstanding on a pro forma basis as of June 30, 2003, and excludes:

•	1,471,148 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2003, with exercise prices ranging from $.40 to $2.40 per share and a weighted average exercise price of $1.87 per share;

•	849,693 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2003, with exercise prices ranging from $8.36 to $11.00 per share and a weighted average exercise price of $9.68 per share; and

•	1,440,585 shares of common stock reserved for future grants under our stock option plans as of June 30, 2003. Our stock option plans contain provisions that may automatically increase their share reserves each year, as more fully described in “Management— Stock Option Plans.”

      Except as otherwise noted, all information in this prospectus assumes:

•	a one for four reverse stock split of our common stock that occurred on September 25, 2003.

•	the conversion of all of our shares of preferred stock into 17,030,956 shares of common stock immediately prior to the closing of this offering.

•	the conversion of $14.0 million principal amount of our 6% Convertible Notes due 2008, including accrued interest through June 30, 2003, into 1,285,455 shares of common stock. The notes, including accrued interest, automatically convert at a conversion price of $11 per share upon an initial public offering of our common stock in which the offering price is not less than $15.00 per share and our net proceeds are in excess of $50.0 million. If the initial public offering price is less than $15 per share, we will have the right to call the notes if our common stock trades at a price of at least $15 per share for 20 consecutive days.

•	no exercise by the underwriters of their right to purchase up to an additional 900,000 shares to cover over-allotments.

•	the filing of our amended and restated certificate of incorporation following conversion of our preferred stock, which authorizes us to issue 100,000,000 shares of common stock and creates 10,000,000 shares of undesignated preferred stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

      The following summary consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included later in this prospectus, and our consolidated financial statements and related notes included in the back of this prospectus. The summary consolidated financial data for the years ended December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements included in the back of this prospectus. The summary consolidated financial data for the six months ended June 30, 2002 and 2003 are derived from our unaudited consolidated financial statements included in the back of this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods. The historical results are not necessarily indicative of results to be expected in any future period and the results for the six months ended June 30, 2003 should not be considered indicative of results expected for the full fiscal year.

	Year Ended December 31,			Six Months Ended June 30,

	2000	2001	2002	2002	2003(1)

				(unaudited)

	(in thousands, except share and per share data)
Consolidated Statement of Income Data:
Net sales	$—	$—	$4,735	$—	$6,087
Operating expenses:
Cost of sales	—	—	1,575	—	4,459
Clinical, development and regulatory	972	6,009	15,049	5,431	11,461
Selling, general and administrative	3,664	8,322	23,437	8,377	17,612
Product rights amortization	—	—	375	17	646

Total operating expenses	4,636	14,331	40,436	13,825	34,178

Loss from operations	(4,636)	(14,331)	(35,701)	(13,825)	(28,091)
Other income— net	190	621	1,109	597	318

Loss before taxes	(4,446)	(13,710)	(34,592)	(13,228)	(27,773)
Income tax expense	—	—	105	36	114

Net loss	(4,446)	(13,710)	(34,697)	(13,264)	(27,887)
Accretion to redemption value of redeemable convertible preferred stock	(409)	(2,458)	(8,576)	(4,006)	(5,650)

Net loss attributable to common stockholders	$(4,855)	$(16,168)	$(43,273)	$(17,270)	$(33,537)

Pro forma net loss attributable to common stockholders per common share assuming conversion of preferred stock and convertible notes, basic and diluted (unaudited)(2)			$(2.47)		$(1.51)
Shares used in computing pro forma net loss attributable to common stockholders per common share assuming conversion of preferred stock and convertible notes, basic and diluted (unaudited)(2)			14,072,707		18,419,217

	As of June 30, 2003

		Pro Forma
	Actual	As Adjusted(3)

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$34,675	$116,975
Working capital	30,216	112,516
Total assets	78,908	161,208
Convertible notes	13,294	—
Other long-term liabilities	760	760
Redeemable convertible preferred stock	141,636	—
Accumulated deficit	(94,149)	(94,149)
Total stockholders’ equity (deficit)	(93,834)	143,536

(1)	We acquired Laphal Développement S.A. on March 25, 2003 and its operations are included in our results since that date.

(2)	The pro forma net loss attributable to common stockholders per common share and the shares used in computing pro forma net loss attributable to common stockholders reflect the conversion of all outstanding shares of our redeemable convertible preferred stock as of January 1, 2002 or the date of issuance, if later. At June 30, 2003, our preferred stock would have converted into 17,030,956 shares of common stock. This conversion will occur immediately prior to the closing of this offering.

(3)	The pro forma as adjusted column reflects the conversion of all outstanding shares of our redeemable convertible preferred stock and convertible notes, including accrued interest, into 18,316,411 shares of common stock immediately prior to the closing of this offering (assuming a conversion date of June 30, 2003 for the accrued interest on the convertible notes) and our sale of 6,000,000 shares in this offering at an assumed initial public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below before deciding to invest in shares of our common stock. If any of the following risks occur, the value of our common stock could decline.

Risks Related To Our Business

     We have a history of net losses, and may not achieve or maintain profitability.

      We have incurred net losses since our inception, including net losses of $27.9 million for the six months ended June 30, 2003. As of June 30, 2003, we had an accumulated deficit of $94.1 million. We expect to make substantial expenditures to further develop and commercialize our products, including costs and expenses associated with completing clinical trials, seeking regulatory approvals and marketing of our products. We will need to generate significantly greater revenues to achieve and then maintain profitability. As a result, we are unsure when we will become profitable, if at all. If we fail to achieve profitability within the time frame expected by investors or securities analysts, the market price of our common stock may decline.

     We have a limited operating history.

      We have a limited operating history. Accordingly, you must consider our prospects in light of the risks and difficulties encountered by companies in the early stage of development. As an early-stage company, we have yet to fully prove our business plan. We have not yet achieved full regulatory approval for Thalidomide Pharmion 50mg or Vidaza, and our revenues to date from sales of our products have not been significant.

     We may not receive regulatory approvals for Thalidomide Pharmion 50mg or Vidaza or approvals may be delayed.

      Our ability to fully commercialize Thalidomide Pharmion 50mg is subject to regulatory approval by governmental authorities in Europe and our other markets, while our ability to commercialize azacitidine, which we intend to market as Vidaza, is subject to regulatory approval by governmental authorities in the U.S., Europe and elsewhere. We cannot assure you that the results of the clinical trials conducted, we intend to conduct or we are required to conduct for Thalidomide Pharmion 50mg and Vidaza will support our applications for regulatory approval. The timing of our submissions, the outcome of reviews by the applicable regulatory authorities in each relevant market, and the initiation and completion of clinical trials are subject to uncertainty, change and unforeseen delays. Moreover, favorable results in later stage clinical trials do not ensure regulatory approval to commercialize a product. Some companies that have believed their products performed satisfactorily in clinical trials have nonetheless failed to obtain regulatory approval of their products. We will not be able to market Thalidomide Pharmion 50mg or Vidaza in any country where the drug is not approved, and if Thalidomide Pharmion 50mg or Vidaza is not approved for sale in any market where we have acquired rights to the product, we will only be able to sell it in such market, if at all, on a compassionate use or named patient basis, which may limit sales and revenues.

     Thalidomide’s history of causing birth defects may prevent it from becoming commercially successful.

      At the time thalidomide first came on the market in the late 1950’s and into the early 1960’s, it was not known that the drug could cause birth defects in babies born to women who had taken the drug while pregnant. Although no proper census was ever taken, it has been estimated that there were between 10,000 and 20,000 babies born with birth defects as a result of thalidomide. The majority of these births were in the U.K. and Germany, two of our largest target markets for sales of Thalidomide Pharmion 50mg. As a result, thalidomide’s historical reputation in our target markets may present a substantial barrier to its market acceptance. Thalidomide’s potential for causing severe birth defects and its negative historical reputation may limit the extent of its market acceptance among both doctors and patients, despite the efficacy that it has been proven to have in patients afflicted with a number of different diseases. In addition, any report of a birth defect attributed to the current use of thalidomide could result in a material decrease in our sales of thalidomide, and may result in the forced withdrawal of thalidomide from the market.

     We may not be able to obtain sufficient product liability insurance on commercially reasonable terms or with adequate coverage for Thalidomide Pharmion 50mg.

      Historically, the vast majority of product liability insurers have been unwilling to write any product liability coverage for thalidomide. Although we currently have product liability coverage for Thalidomide Pharmion 50mg that we believe is appropriate, if our sales of this product grow in the future, our current coverage may be insufficient. We may be unable to obtain additional coverage on commercially reasonable terms if required, or our coverage may be inadequate to protect us in the event claims are asserted against us. In addition, we might be unable to renew our existing level of coverage if there were a report of a birth defect attributable to the current use of thalidomide, whether or not sold by us.

     If we breach any of the agreements under which we license commercialization rights to products or technology from others, we could lose license rights that are important to our business.

      We license commercialization rights to products and technology that are important to our business, and we expect to enter into similar licenses in the future. For instance, we acquired our first four products through exclusive licensing arrangements. Under these licenses we are subject to commercialization and development, sublicensing, royalty, insurance and other obligations. If we fail to comply with any of these requirements, or otherwise breach these license agreements, the licensor may have the right to terminate the license in whole or to terminate the exclusive nature of the license. In particular, if we fail to obtain the required regulatory approvals to market and sell thalidomide in the U.K. by November 2006, Celgene Corporation has the right to terminate their license agreement with us on thirty days notice. Loss of any of these licenses or the exclusivity rights provided therein could harm our financial condition and operating results.

     Our failure to successfully acquire, develop and market additional product candidates or approved products would impair our ability to grow.

      As part of our growth strategy, we intend to acquire, develop and market additional products and product candidates. Because we neither have, nor currently intend to establish, internal research capabilities, we are dependent upon pharmaceutical and biotechnology companies and other researchers to sell or license products to us. The success of this strategy depends upon our ability to identify, select and acquire the right pharmaceutical product candidates and products. To date, we have in-licensed rights to four products, and our only product acquisitions have been those associated with our acquisition of Laphal.

      Any product candidate we license or acquire may require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the Food and Drug Administration, or the FDA, and applicable foreign regulatory authorities. All product candidates are prone to the risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any products that we develop or acquire that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace.

      Proposing, negotiating and implementing an economically viable acquisition is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the acquisition of product candidates and approved products. We may not be able to acquire the rights to additional product candidates and approved products on terms that we find acceptable, or at all.

     Even if U.S. and European regulatory authorities approve Vidaza for the treatment of the diseases we are targeting, Vidaza may not be commercially successful.

      Even if Vidaza receives regulatory approval, patients and physicians may not readily accept it, which would limit its sales. Acceptance will be a function of Vidaza being clinically useful and demonstrating superior therapeutic effect with an acceptable side effect profile as compared to currently existing or future treatments. In addition, even if Vidaza does achieve market acceptance, we may not be able to maintain that market acceptance over time if new products are introduced that are more favorably received than Vidaza or render Vidaza obsolete.

     We face substantial competition, which may result in others commercializing competing products before or more successfully than we do.

      Our industry is highly competitive. Our success will depend on our ability to acquire, develop and commercialize products and our ability to establish and maintain markets for our products. Potential competitors in North America, Europe and elsewhere include major pharmaceutical companies, specialized pharmaceutical companies and biotechnology firms, universities and other research institutions. Many of our competitors have substantially greater research and development capabilities and experience, and greater manufacturing, marketing and financial resources, than we do. Accordingly, our competitors may develop or license products or other novel technologies that are more effective, safer or less costly than our existing products or products that are being developed by us, or may obtain regulatory approval for products before we do. Clinical development by others may render our products or product candidates noncompetitive.

      Other pharmaceutical companies may develop generic versions of our products that are not subject to patent protection or otherwise subject to orphan drug exclusivity or other proprietary rights. Governmental and other pressures to reduce pharmaceutical costs may result in physicians writing prescriptions for these generic products. Increased competition from the sale of competing generic pharmaceutical products could cause a material decrease in revenue from our products.

      The primary competition for our products currently are:

•	Thalidomide Pharmion 50mg: VelcadeTM, from Millenium Pharmaceuticals Inc., and RevimidTM, from Celgene Corporation;

•	Vidaza: Thalomid® and RevimidTM, each from Celgene, and Decitabine, from Supergen Inc.;

•	Innohep®: Lovenox®, from Aventis, and Fragmin®, from Pharmacia Corporation; and

•	Refludan®: Argatroban, from GlaxoSmithKline plc.

     If the third party manufacturers upon whom we rely fail to produce our products in the volumes that we require on a timely basis, or to comply with stringent regulations applicable to pharmaceutical drug manufacturers, we may face delays in the commercialization of, or be unable to meet demand for, our products and may lose potential revenues.

      We do not manufacture any of our products or product candidates and we do not plan to develop any capacity to do so. We have contracted with third-party manufacturers to manufacture each of our four products. The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, especially in scaling up initial production. These problems include difficulties with production costs and yields, quality control and assurance and shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Our third-party manufacturers may not perform as agreed or may terminate their agreements with us.

      We do not have alternate manufacturing plans in place at this time. The number of third-party manufacturers with the expertise, required regulatory approvals and facilities to manufacture bulk drug substance on a commercial scale is extremely limited, and it would take a significant amount of time to arrange for alternative manufacturers. If we need to change to other commercial manufacturers, the FDA and comparable foreign regulators must approve these manufacturers’ facilities and processes prior to our use, which would require new testing and compliance inspections, and the new manufacturers would have to be educated in or independently develop the processes necessary for the production of our products.

      Any of these factors could cause us to delay or suspend clinical trials, regulatory submissions, required approvals or commercialization of our products or product candidates, entail higher costs and result in our being unable to effectively commercialize our products. Furthermore, if our third-party manufacturers failed to deliver the required commercial quantities of bulk drug substance or finished product on a timely basis and at commercially reasonable prices, and we were unable to promptly find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volume and on a timely basis, we would likely be unable to meet demand for our products and we would lose potential revenues.

     Our failure to raise additional funds in the future may affect the development and sale of our products.

      Our operations to date have generated substantial and increasing needs for cash. Our negative cash flows from operations are expected to continue for at least the next 24 months. The development and approval of our product candidates and the acquisition and development of additional products or product candidates by us, as well as the expansion of our sales, marketing and regulatory organizations, will require a commitment of substantial funds. Our future capital requirements are dependent upon many factors and may be significantly greater than we expect.

      We believe, based on our current operating plan, including anticipated sales of our products, that our cash, cash equivalents and marketable securities as of the consummation of this offering will be sufficient to fund our operations for the foreseeable future. If our existing resources are insufficient to satisfy our liquidity requirements due to slower than anticipated sales of our products or otherwise, or if we acquire additional products or product candidates, we may need to sell additional equity or debt securities. If we are unable to obtain this additional financing, we may be required to delay, reduce the scope of, or eliminate one or more of our planned development, commercialization or expansion activities, which could harm our financial condition and operating results.

     We may not be able to manage our business effectively if we are unable to attract and retain key personnel.

      Our industry has experienced a high rate of turnover of management personnel in recent years. We are highly dependent on our senior management, especially Patrick J. Mahaffy, our President and Chief Executive Officer, and Judith A. Hemberger, our Executive Vice President and Chief Operating Officer, whose services are critical to the successful implementation of our product acquisition, development and regulatory strategies. If we lose their services or the services of one or more of the other members of our senior management or other key employees, our ability to successfully implement our business strategy could be seriously harmed. We are not aware of any present intention of any of these individuals to leave our company. Although we have non-compete agreements with Mr. Mahaffy and Dr. Hemberger, we do not have employment agreements with either of them. We do not maintain material amounts of key person life insurance on any of the members of our senior management. Replacing key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel.

     Our sales of Refludan® may be limited as a result of concerns about its safety.

      In September 2002, following guidance from the EMEA, Schering AG, from whom we license Refludan®, issued a warning letter to doctors in Germany regarding the incidence of anaphylaxis, a severe allergic reaction, in approximately a dozen patients treated with Refludan® in both the U.S. and Europe, five of which cases resulted in fatalities. Although the possibility of anaphylaxis from Refludan® is a known possible reaction and is indicated in the product’s label, the occurrences referenced in the warning letter appeared to be at a higher frequency than had previously been reported. We believe that the growth potential for sales of Refludan® was negatively impacted by the issuance of the warning letter, and that as a result sales may not increase above their current levels.

     We have only limited patent protection for our current products, and we may not be able to obtain, maintain and protect proprietary rights necessary for the development and commercialization of our products or product candidates.

      Our commercial success will depend in part on obtaining and maintaining a strong proprietary position for our products both in the U.S., Europe and elsewhere. Of our four current products, only Thalidomide Pharmion

50mg and Refludan® currently have any patent protection under issued patents. As a result, we must rely in large part on orphan drug exclusivity, trade secrets, process patents, know-how and continuing technological innovations to protect our intellectual property and to enhance our competitive position. Even if we are granted orphan drug exclusivity, competitors are not prohibited from developing or marketing different drugs for an indication. As a result, the competitive advantage gained by orphan drug exclusivity can be overcome by other products. Until we are granted a marketing authorization, while we are selling Thalidomide Pharmion 50mg on a compassionate use and named patient basis, we do not have orphan drug exclusivity, which means competitors may sell thalidomide in our markets. In particular, we are aware of a company based in Switzerland that is seeking to sell thalidomide in certain of our markets without a risk management program.

      We also rely on protection derived from trade secrets, process patents, know-how and technological innovation. To maintain the confidentiality of trade secrets and proprietary information, we generally seek to enter into confidentiality agreements with our employees, consultants and collaborators upon the commencement of a relationship with us. However, we may not obtain these agreements in all circumstances. In addition, adequate remedies may not exist in the event of unauthorized use or disclosure of this information. The loss or exposure of our trade secrets, know-how and other proprietary information could harm our operating results, financial condition and future growth prospects. Furthermore, others may have developed, or may develop in the future, substantially similar or superior know-how and technology.

      We intend to seek patent protection whenever it is available for any products or product candidates we acquire in the future. However, any patent applications for future products may not issue as patents, and any patent issued on such products may be challenged, invalidated, held unenforceable or circumvented. Furthermore, the claims in patents which have been issued on products we may acquire in the future may not be sufficiently broad to prevent third parties from commercializing competing products. In addition, the laws of various foreign countries in which we compete may not protect the intellectual property on which we may rely to the same extent as do the laws of the U.S. If we fail to obtain adequate patent protection for our products, our ability to compete could be impaired.

Fluctuations in our operating results could affect the price of our common stock.

      Our operating results may vary significantly from period to period due to many factors, including the amount and timing of sales of our products, the availability and timely delivery of a sufficient supply of our products, the timing and expenses of preclinical and clinical trials, announcements regarding clinical trial results and product introductions by us or our competitors, the availability and timing of third-party reimbursement and the timing of regulatory submissions and approvals. If our operating results do not match the expectations of securities analysts and investors as a result of these and other factors, the trading price of our common stock will likely decrease.

     We may undertake acquisitions in the future and any difficulties from integrating such acquisitions could damage our ability to attain or maintain profitability.

      We may acquire additional businesses, products or product candidates that complement or augment our existing business. To date, our only experience in acquiring and integrating a business involved our acquisition of Laphal in March 2003. Integrating any newly acquired business or product could be expensive and time-consuming. We may not be able to integrate any acquired business or product successfully or operate any acquired business profitably. Moreover, we may need to raise additional funds through public or private debt or equity financing to make acquisitions, which may result in dilution for stockholders and the incurrence of indebtedness.

     Our business is subject to economic, political, regulatory and other risks associated with international sales and operations.

      Since we sell our products in Europe, Australia and many additional countries, our business is subject to risks associated with conducting business internationally. We anticipate that revenue from international operations will continue to represent a substantial portion of our total revenue. In addition, a number of our suppliers are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	difficulties in compliance with foreign laws and regulations;

•	changes in foreign regulations and customs;

•	changes in foreign currency exchange rates and currency controls;

•	changes in a specific country’s or region’s political or economic environment;

•	trade protection measures, import or export licensing requirements or other restrictive actions by the U.S. or foreign governments;

•	negative consequences from changes in tax laws;

•	difficulties associated with staffing and managing foreign operations;

•	longer accounts receivable cycles in some countries; and

•	differing labor regulations.

Risks Related To Our Industry

     Our ability to generate revenue from our products will depend on reimbursement and drug pricing policies and regulations.

      Our ability to achieve acceptable levels of reimbursement for drug treatments by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize, and attract collaborative partners to invest in the development of, product candidates. We cannot be sure that reimbursement in the U.S., Europe or elsewhere will be available for any products we may develop or, if already available, will not be decreased or eliminated in the future. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our products, and may not be able to obtain a satisfactory financial return on our products.

      Third-party payers increasingly are challenging prices charged for medical products and services. Also, the trend toward managed health care in the U.S. and the changes in health insurance programs, as well as legislative proposals to reform health care or reduce government insurance programs, may result in lower prices for pharmaceutical products, including any products that may be offered by us. Cost-cutting measures that health care providers are instituting, and the effect of any health care reform, could harm our ability to sell any products that are successfully developed by us and approved by regulators. Moreover, we are unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future or what effect this legislation or regulation would have on our business. In the event that governmental authorities enact legislation or adopt regulations which affect third-party coverage and reimbursement, demand for our products may be reduced thereby harming our sales and profitability.

If product liability lawsuits are brought against us, we may incur substantial liabilities.

      The clinical testing and commercialization of pharmaceutical products involves significant exposure to product liability claims. If losses from such claims exceed our liability insurance coverage, we may incur substantial liabilities. Whether or not we were ultimately successful in product liability litigation, such litigation could consume substantial amounts of our financial and managerial resources, and might result in adverse publicity, all of which would impair our business. We may not be able to maintain our clinical trial insurance or product liability insurance at an acceptable cost, if at all, and this insurance may not provide adequate coverage against potential claims or losses. If we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be harmed.

     If our promotional activities fail to comply with the regulations and guidelines of the various relevant regulatory agencies, we may be subject to warnings or enforcement action that could harm our business.

      Physicians may prescribe drugs for uses that are not described in the product’s labeling for uses that differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries. These “off-label” uses are common across medical specialties and may constitute the best treatment for many patients in varied circumstances. Regulatory authorities generally do not regulate the behavior of physicians in their choice of treatments. Regulatory authorities do, however, restrict communications on the subject of off-label use. Companies cannot actively promote approved drugs for off-label uses, but in some countries outside of the E.U. they may disseminate to physicians articles published in peer-reviewed journals, like The New England Journal of Medicine and The Lancet, that discuss off-label uses of approved products. To the extent allowed, we may disseminate peer-reviewed articles on our products to our physician customers. We believe our promotional activities are currently in compliance with the regulations and guidelines of the various regulatory authorities. If, however, our promotional activities fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. Furthermore, if the discussion of off-label use in peer-reviewed journals, or the dissemination of these articles, is prohibited, it may harm demand for our products.

     We are subject to numerous complex regulatory requirements and failure to comply with these regulations, or the cost of compliance with these regulations, may harm our business.

      The testing, development and manufacturing of our products are subject to regulation by numerous governmental authorities in the U.S., Europe and elsewhere. These regulations govern or affect the testing, manufacture, safety, labelling, storage, record-keeping, approval, advertising and promotion of our products and product candidates, as well as safe working conditions and the experimental use of animals. Noncompliance with any applicable regulatory requirements can result in refusal of the government to approve products for marketing, criminal prosecution and fines, recall or seizure of products, total or partial suspension of production, prohibitions or limitations on the commercial sale of products or refusal to allow us to enter into supply contracts. Regulatory authorities typically have the authority to withdraw approvals that have been previously granted.

      The regulatory requirements relating to the manufacturing, testing, and marketing of our products may change from time to time. For example, at present, member states in the E.U. are in the process of incorporating into their domestic laws the provisions contained in the E.U. Directive on the implementation of good clinical practice in the conduct of clinical trials. The Directive imposes more onerous requirements in relation to certain aspects of the conduct of clinical trials than are currently in place in many member states. This may impact our ability to conduct clinical trials and the ability of independent investigators to conduct their own research with support from us. In addition, the E.U. rules concerning the authorization of medicinal products are in the process of being amended. We do not expect the new rules to apply until 2005. The final rules are not yet available and as such the impact on our business cannot be known at this time.

Risks Related to this Offering

     If a significant number of shares of our common stock are sold into the market following this offering, the market price of our common stock could significantly decline, even if our business is doing well.

      If a trading market develops for our common stock, our employees, officers and directors may elect to sell their shares of our common stock or exercise their stock options in order to sell the stock underlying their options in the market. Sales of a substantial number of shares of our common stock in the public market after this offering could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. Officers, directors and stockholders owning an aggregate of approximately 19,201,226 shares, have agreed, subject to exceptions, that they will not, without the prior written consent of the underwriters, directly or indirectly sell any of these shares, or exercise any of their options and warrants, for 180 days after the date of this prospectus, but these agreements can be waived by the underwriters in their sole discretion. For a more detailed description see “Shares Eligible for Future Sale” and “Underwriters.”

     Our certificate of incorporation, our bylaws and Delaware law contain provisions that could discourage, delay or prevent a change in control or management of Pharmion.

      Our amended and restated certificate of incorporation and bylaws contain provisions which could delay or prevent a third party from acquiring shares of our common stock or replacing members of our board of directors, each of which certificate of incorporation provisions can only be amended or repealed upon the consent of 80% of our outstanding shares. Our amended and restated certificate of incorporation allows our board of directors to issue up to 10,000,000 shares of preferred stock. The board can determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. As a result, our board of directors could make it difficult for a third party to acquire a majority of our outstanding voting stock, for example by adopting a stockholders’ rights plan.

      Our amended and restated certificate of incorporation also provides that the members of the board are divided into three classes. Each year the terms of approximately one-third of the directors will expire. Our bylaws do not permit our stockholders to call a special meeting of stockholders. Under the bylaws, only our Chief Executive Officer, Chairman of the Board or a majority of the board of directors are able to call special meetings. The staggering of directors’ terms of office and the limitation on the ability of stockholders to call a special meeting may make it difficult for stockholders to remove or replace the board of directors should they desire to do so. Since management is appointed by the board of directors, any inability to effect a change in the board may result in the entrenchment of management. The bylaws also require that stockholders give advance notice to our Secretary of any nominations for director or other business to be brought by stockholders at any stockholders’ meeting. These provisions may delay or prevent changes of control or management, either by third parties or by stockholders seeking to change control or management.

      We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.

     Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

      There is currently no public market for our common stock. An active trading market for our common stock may not develop. You may be unable to resell the common stock you buy at or above the initial public offering price. We will establish the initial public offering price through our negotiations with the representatives of the underwriters. You should not view the price they and we establish as any indication of the price that will prevail in the trading market.

      Some specific factors that may have a significant effect on our common stock market price include:

•	actual or anticipated fluctuations in our operating results;

•	our announcements or our competitors’ announcements of clinical trial results or new products;

•	changes in our growth rates or our competitors’ growth rates;

•	the timing or results of regulatory submissions or actions with respect to our products;

•	public concern as to the safety of our products;

•	changes in health care, drug pricing or reimbursement policies in a country where we sell our products;

•	our inability to raise additional capital;

•	conditions of the pharmaceutical industry or in the financial markets or economic conditions in general; and

•	changes in stock market analyst recommendations regarding our common stock, other comparable companies or the pharmaceutical industry generally.

     If our officers, directors and largest stockholders choose to act together, they may be able to control our management and operations, acting in their best interests and not necessarily those of other stockholders.

      Following completion of this offering, our directors, executive officers and principal stockholders and their affiliates will beneficially own approximately 70.1% of our common stock. Accordingly, they collectively will have the ability to determine the election of all of our directors and to determine the outcome of most corporate actions requiring stockholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders.

This offering will cause dilution in net tangible book value.

      Purchasers in this offering of our common stock will experience immediate and substantial dilution in pro forma net tangible book value of $10.31 per share. Additional dilution is likely to occur upon the exercise of options granted by us. To the extent we raise additional capital by issuing equity securities, our stockholders may experience additional substantial dilution.

     We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively or in ways with which you agree.

      Our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements, principally in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Generally, you can identify these statements because they use words like “anticipates,” “believes,” “expects,” “future,” “intends,” “plans,” and similar terms. These statements are only our current expectations. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties and risks, including the risks described in this prospectus and other unforeseen risks. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

      We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors listed on the previous pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the previous risk factors and elsewhere in this prospectus could negatively impact our business, operating results, financial condition and stock price.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of the shares in this offering will be approximately $82.3 million at an assumed initial public offering price of $15.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $94.9 million.

      The principal purposes of this offering are to obtain additional capital, establish a public market for our common stock and to facilitate our future access to the public capital markets. We anticipate that we will use the net proceeds of this offering to further develop and commercialize our existing product portfolio, including the planned expenditure of $20.0 million over the next four years to fund clinical studies in connection with the development of Thalidomide Pharmion 50mg and Vidaza. We will also use the net proceeds of this offering to fund $10.0 million of product licensing payments due through 2005, to expand our sales and marketing organization, to acquire or in-license additional late-stage or approved products, and for general corporate purposes. We have no present understandings, commitments or agreements with respect to any acquisitions, investments or joint ventures.

      Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing investment grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. Our board of directors currently intends to retain any future earnings to support our operations and to finance the growth and development of our business and does not intend to declare or pay cash dividends on our common stock for the foreseeable future. Any future payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our board. The agreements pursuant to which we sold convertible notes to Celgene and Penn prohibit us from paying cash dividends on our common stock while these notes remain outstanding.

CAPITALIZATION

      The following table sets forth our consolidated capitalization as of June 30, 2003. Our capitalization is presented on an actual basis and on a pro forma as adjusted basis. The pro forma as adjusted column reflects the conversion of our preferred stock and convertible notes, including accrued interest, into common stock and our sale of the shares in this offering at an assumed initial public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. You should read this table in conjunction with “Selected Consolidated Financial Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2003

		Pro Forma
	Actual	As Adjusted

	(in thousands, except
	share data)
Long-term obligations	$14,054	$760

Redeemable convertible preferred stock, $.001 par value per share; 71,000,000 shares authorized, 68,123,790 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma as adjusted	141,636	—

Stockholders’ equity (deficit):
Preferred stock, $.001 par value per share; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—
Common stock, $.001 par value per share; 100,000,000 shares authorized, 898,267 shares issued and outstanding actual; 100,000,000 shares authorized, 25,214,678 shares issued and outstanding, pro forma as adjusted	1	25
Paid in capital in excess of par value	—	237,346
Deferred stock-based compensation	(1,340)	(1,340)
Accumulated deficit	(94,149)	(94,149)
Accumulated other comprehensive income, principally foreign currency translation	1,654	1,654

Total stockholder’s equity (deficit)	(93,834)	143,536

Total capitalization	$61,856	$144,296

      The number of shares of our common stock shown as issued and outstanding in the table above as of June 30, 2003 excludes:

•	1,471,148 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2003, with exercise prices ranging from $.40 to $2.40 per share and a weighted average exercise price of $1.87 per share;

•	849,693 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2003, with exercise prices ranging from $8.36 to $11.00 per share and a weighted average exercise price of $9.68 per share; and

•	1,440,585 shares of common stock reserved for future grants under our stock option plans as of June 30, 2003. Our stock option plans contain provisions that may automatically increase their share reserves each year, as more fully described in “Management— Stock Option Plans.”

DILUTION

      If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share. Our net tangible book value as of June 30, 2003 was $(119.1) million. Our pro forma net tangible book value per share set forth below represents our total tangible assets less total liabilities divided by the number of shares of our common stock outstanding on June 30, 2003 and assumes the automatic conversion of all of our outstanding shares of preferred stock and convertible notes, including accrued interest, into 18,316,411 shares of our common stock immediately prior to the closing of this offering, assuming a conversion date of June 30, 2003 for the accrued interest on the convertible notes.

      Dilution per share to new investors represents the difference between the amount per share paid by new investors who purchase shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. Giving effect to the sale of shares of our common stock offered by us at an initial public offering price of $15.00 per share, and deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2003 would have been approximately $118.2 million. This amount represents an immediate increase in pro forma net tangible book value of $2.82 per share to our existing stockholders, and an immediate dilution in pro forma net tangible book value of $10.31 per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$15.00
Net tangible book value per share as of June 30, 2003	$(132.61)
Increase per share due to the automatic conversion of preferred stock and convertible notes, including accrued interest	134.48
Increase per share attributable to new investors	2.82

Pro forma net tangible book value per share after this offering		4.69

Dilution per share to new investors		$10.31

      The following table summarizes as of June 30, 2003, on the pro forma basis described above, the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering. The table assumes an initial public offering price of $15.00 per share excluding estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	19,214,678	76.2%	$142,925,655	61.4%	$7.44
New investors	6,000,000	23.8	90,000,000	38.6	15.00

Total	25,214,678	100.0%	$232,925,655	100.0%

      The above information excludes:

•	1,471,148 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2003, with exercise prices ranging from $.40 to $2.40 per share and a weighted average exercise price of $1.87 per share;

•	849,693 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2003, with exercise prices ranging from $8.36 to $11.00 per share and a weighted average exercise price of $9.68 per share; and

•	1,440,585 shares of common stock reserved for future grants under our stock option plans as of June 30, 2003. Our stock option plans contain provisions that may automatically increase their share reserves each year, as more fully described in “Management— Stock Option Plans.”

      If all of our outstanding options and warrants were exercised, the pro forma net tangible book value as of June 30, 2003 would have been $46.9 million, or $2.18 per share, and the pro forma net tangible book value after this offering would have been $4.69 per share, causing dilution to new investors of $10.31 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

      We were formed in August 1999 and commenced operations in January 2000. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. The selected consolidated financial data under the captions “Consolidated Statement of Income Data” and “Consolidated Balance Sheet Data” for, and as of the end of, each of the years in the three-year period ended December 31, 2002, are derived from our audited consolidated financial statements included in the back of this prospectus. The summary consolidated financial data for the six months ended June 30, 2002 and 2003 are derived from our unaudited consolidated financial statements included in the back of this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods. The historical results are not necessarily indicative of results to be expected in any future period and the results for the six months ended June 30, 2003 should not be considered indicative of results expected for the full fiscal year.

	Year Ended December 31,			Six Months Ended June 30,

	2000	2001	2002	2002	2003(1)

				(unaudited)

	(in thousands, except share and per share data)
Consolidated Statement of Income Data:
Net sales	$—	$—	$4,735	$—	$6,087
Operating expenses:
Cost of sales	—	—	1,575	—	4,459
Clinical, regulatory and development	972	6,009	15,049	5,431	11,461
Selling, general and administrative	3,664	8,322	23,437	8,377	17,612
Product rights amortization	—	—	375	17	646

Total operating expenses	4,636	14,331	40,436	13,825	34,178

Loss from operations	(4,636)	(14,331)	(35,701)	(13,825)	(28,091)
Other income— net	190	621	1,109	597	318

Loss before taxes	(4,446)	(13,710)	(34,592)	(13,228)	(27,773)
Income tax expense	—	—	105	36	114

Net loss	(4,446)	(13,710)	(34,697)	(13,264)	(27,887)
Accretion to redemption value of redeemable convertible preferred stock	(409)	(2,458)	(8,576)	(4,006)	(5,650)

Net loss attributable to common stockholders	$(4,855)	$(16,168)	$(43,273)	$(17,270)	$(33,537)

Net loss attributable to common stockholders per common share, basic and diluted	$(7.28)	$(23.99)	$(57.58)	$(23.65)	$(41.99)
Shares used in computing net loss attributable to common stockholders per common share, basic and diluted	667,000	673,822	751,525	730,296	798,607
Pro forma net loss attributable to common stockholders per common share assuming conversion of preferred stock and convertible notes, basic and diluted (unaudited)(2)			$(2.47)		$(1.51)
Shares used in computing pro forma net loss attributable to common stockholders per common share assuming conversion of preferred stock and convertible notes, basic and diluted (unaudited)(2)			14,072,707		18,419,217

	As of December 31,			As of June 30,

	2000	2001	2002	2003

				(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,317	$68,444	$62,604	$34,675
Working capital	4,966	66,568	60,891	30,216
Total assets	6,055	70,278	80,847	78,908
Convertible notes	—	—	—	13,294
Other long-term liabilities	—	—	190	760
Redeemable convertible preferred stock	10,312	87,790	135,987	141,636
Accumulated deficit	(4,590)	(19,697)	(62,950)	(94,149)
Total stockholders’ deficit	(4,709)	(19,783)	(62,216)	(93,834)

(1)	We acquired Laphal Développement S.A. on March 25, 2003 and its operations are included in our results since that date.

(2)	The pro forma net loss attributable to common stockholders per common share and the shares used in computing pro forma net loss attributable to common stockholders reflect the conversion of all outstanding shares of our redeemable convertible preferred stock and convertible notes, including accrued interest, as of January 1, 2002 or the date of issuance, if later. At June 30, 2003, our preferred stock and convertible notes, including accrued interest, would have converted into 18,316,411 shares of common stock. The conversion of the preferred stock will occur immediately prior to the closing of this offering. The conversion of the convertible notes will occur upon closing of this offering if the initial public offering price per share is not less than $15.00 and our net proceeds are in excess of $50.0 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read this discussion together with the financial statements, related notes and other financial information included elsewhere in this prospectus. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risk Factors” and elsewhere in this prospectus. These risks could cause our actual results to differ materially from any future performance suggested below.

Overview

      Our goal is to create a global pharmaceutical company focused on in-licensing, developing and commercializing therapeutic products for the treatment of hematology and oncology patients. We were formed in August 1999 and commenced operations in January 2000 with the completion of our first round of equity financing. To date, we have licensed the rights to four products on either a global or regional basis. Two of those products are approved for marketing and are being sold by us, one in the U.S. and the second in Europe and Australia. The other two products are in late-stage development, one of which we are currently selling in Europe on a compassionate use or named patient basis while we pursue full regulatory marketing approval.

      Our operations focus on the clinical development of our late-stage product candidates and seeking regulatory marketing approvals for those products in the U.S., Europe, Australia and certain other countries in our licensed territories, and sales and marketing activities for our marketed products, primarily in the U.S., Europe and Australia. We began generating revenues from product sales in July 2002.

      In June 2001, we entered into a license agreement with Pharmacia & Upjohn Company whereby we acquired global development and commercialization rights to azacitidine, which we intend to market as Vidaza, a product being developed to treat a bone marrow disorder characterized by the production of abnormally functioning, immature blood cells. There was no up front payment and there are no milestone payments required under the license agreement, but we are responsible for all remaining development, regulatory and commercialization costs for azacitidine, and will pay a royalty to Pharmacia on any future sales of the product. We are currently completing the clinical development of azacitidine and are seeking regulatory approval in the U.S., Europe, Australia and certain other countries.

      In November 2001, we entered into license agreements with Celgene Corporation and Penn T Limited whereby we acquired development and commercialization rights to Celgene’s formulation of thalidomide in all countries outside of North America, Japan, China, Taiwan, and Korea. Thalidomide is currently sold by Celgene in the U.S., primarily for the treatment of multiple myeloma and certain other forms of cancer. Celgene does not sell thalidomide in any countries outside the U.S. We began selling Thalidomide Pharmion 50mg in Europe in June 2003 on a compassionate use or named patient basis while we pursue full regulatory marketing approval in Europe and other countries in our licensed territory. We are responsible for all remaining development, regulatory and commercialization expenses and pay Celgene and Penn royalties on net sales of thalidomide.

      In May 2002, we entered into agreements with Schering AG that granted us the exclusive right to market and distribute Refludan® in all countries outside the U.S. and Canada. Refludan® is approved for marketing in numerous countries in our territory, and we began selling this drug in July 2002 in Europe and other selected countries. With the licensing of Refludan®, we began to establish our European and Australian sales and marketing organizations during the second half of 2002.

      In June 2002, we entered into a license agreement with LEO Pharma A/S whereby we acquired the U.S. marketing and distribution rights to Innohep®, a drug used for the treatment of blood clotting. We paid $7.5 million to LEO at closing, $2.5 million of which is creditable against future royalty payments due through March 1, 2005. We are responsible for all commercialization expenses and pay royalties to LEO on Innohep® net sales. With the licensing of Innohep®, we began to establish our U.S. sales and marketing organization during the second half of 2002.

      In March 2003, we acquired Laphal Développement S.A., by purchasing all the outstanding stock of Gophar S.A.S., Laphal’s parent company. Laphal is a French pharmaceutical company focused on the sale of orphan drugs in France and Belgium, including its own formulation of thalidomide. We paid cash in the amount of €12.2 million at closing. Two additional payments of €4 million will be paid if certain aggregate sales targets are achieved. Since the acquisition, we have continued to sell Laphal’s formulation of thalidomide on a compassionate use or named patient basis as well as its other orphan products.

Critical Accounting Policies

Revenue Recognition

      We sell our products to wholesale distributors and directly to hospitals, clinics, and retail pharmacies. Revenue from product sales is recognized when ownership of the product is transferred to our customer, the sales price is fixed and determinable, and collectibility is reasonably assured. Within the U.S. and certain foreign countries revenue is recognized upon shipment (freight on board shipping point) since title passes and the customers have assumed the risks and rewards of ownership. In certain other foreign countries it is common practice that ownership transfers upon receiving the product and, accordingly, in these circumstances revenue is recognized upon delivery (freight on board destination) when title effectively transfers.

      We report revenue net of allowances for distributor chargebacks, product returns, rebates, and prompt-pay discounts. Significant estimates are required in determining such allowances and are based on historical data, industry information, and information from customers. If actual results are different from our estimates, we adjust the allowances in the period the difference becomes apparent.

      Certain governmental health insurance providers as well as hospitals and clinics that are members of group purchasing organizations may be entitled to price discounts and rebates on the Company’s products used by those organizations and their patients. When we record sales, we estimate the likelihood that products sold to wholesale distributors will ultimately be subject to a rebate or price discount and book our sales net of estimated discounts. This estimate is based on historical trends and industry data on the utilization of the Company’s products.

Inventories

      Inventories are stated at the lower of cost or market, cost being determined under the first-in, first-out method. We periodically review inventories and items considered outdated or obsolete are reduced to their estimated net realizable value. We estimate reserves for excess and obsolete inventories based on inventory levels on hand, future purchase commitments, product expiration dates and current and forecasted product demand. If an estimate of future product demand suggests that inventory levels are excessive, then inventories are reduced to their estimated net realizable value.

Long-Lived Assets

      Our long-lived assets consist primarily of product rights and property and equipment. In accordance with Statement of Financial Accounting Standards No. 144 (“SFAS 144”), Accounting for the Impairment or Disposal of Long-Lived Assets, we evaluate our ability to recover the carrying value of long-lived assets used in our business, considering changes in the business environment or other facts and circumstances that suggest their value may be impaired. If this evaluation indicates the carrying value will not be recoverable, based on the undiscounted expected future cash flows estimated to be generated by these assets, we reduce the carrying amount to the estimated fair value.

Results of Operations

Six months ended June 30, 2002 and 2003

      Net sales. Net sales totaled $6.1 million for the six months ended June 30, 2003, including $1.4 million in the U.S. and $4.7 million in Europe and other countries. We began generating sales in the third quarter of 2002 following the in-licensing of Refludan® and Innohep® and, accordingly, there were no sales for the six months ended June 30, 2002. In March 2003, we acquired Laphal. Laphal’s operations contributed $2.1 million in net sales for the six months ended June 30, 2003, substantially all of which came from the sales of Laphal’s formulation of thalidomide. We expect our overall sales to increase in future periods with the commencement of thalidomide sales in the third quarter of 2003. Sales of Refludan have been flat since we began selling this product, and we expect this trend will continue for the foreseeable future.

      Cost of sales. Cost of sales totaled $4.5 million for the six months ended June 30, 2003. This amount reflects the cost of product sold plus royalties due on the sales of our products. Our gross margin for this period was 27%. Cost of sales for this period include two charges totaling $2.1 million which reduced our gross margin for this period by 34 percentage points. One of the charges totaled $.3 million and resulted from a retroactive adjustment to the cost of Refludan® sold in 2002. Under our supply agreement for Refludan®, the manufacturer is entitled to an adjustment to the cost of product supplied based on differences between estimated and actual volumes of Refludan® product supply purchased by us during the year. We were notified of the 2002 price adjustment in the second quarter of 2003 and, as a result, recorded the charge in 2003. The second charge recorded in 2003 was a $1.8 million charge to write-off the carrying value of obsolete or short-dated Refludan® inventory.

      Clinical, development and regulatory expenses. Clinical, development and regulatory expenses totaled $11.5 million for the six months ended June 30, 2003, an increase of $6.0 million over the comparable period in 2002. This increase is due primarily to higher personnel-related costs and increased spending on product development for azacitidine and thalidomide. Salaries, benefits and related costs increased by $2.3 million in the first half of 2003 as we increased clinical and regulatory staffing significantly in the second half of 2002 to support the regulatory and development work for our products. Clinical development costs for azacitidine and thalidomide increased by approximately $3.7 million in the first half of 2003 due primarily to increased costs for the analysis and auditing of azacitidine clinical data, manufacturing formulation development for azacitidine and costs associated with our thalidomide regulatory submissions in Europe and Australia and pursuing regulatory authorizations to sell thalidomide in Europe on a compassionate use and named patient basis.

      Selling, general and administrative expenses. Selling, general and administrative expenses totaled $17.7 million for the six months ended June 30, 2003, an increase of $9.3 million over the comparable period in 2002. Sales and marketing expenses totaled $10.7 million for the six months ended June 30, 2003, an increase of $6.8 million over the first half of 2002. In the second half of 2002, following the licensing of Innohep® and Refludan®, we established our field sales organizations in the U.S., Europe and Australia and expanded our marketing staffing to support the commercialization of these products, this resulted in a $5.9 million increase in personnel related expenses, including salaries, benefits and travel. Advertising and promotional expenses also increased by $.7 million in the first half of 2003 to support the marketing of Innohep® and Refludan®.

      General and administrative expenses totaled $7.0 million for the six months ended June 30, 2003, an increase of $2.5 million over the comparable period in 2002. In the second half of 2002, we opened sales offices throughout Europe and expanded our corporate office space in the U.S. to support our U.S. and European sales and marketing infrastructure. As a result of our expansion, facility and depreciation expenses increased by $.9 million in the first half of 2003. Salaries and benefit costs increased by $.4 million in the first half of 2003 as we increased corporate staffing to support our business growth. Finally, insurance costs increased by $.5 million in the first half of 2003, primarily for product liability insurance premiums.

      Interest and other income. Interest and other income totaled $.3 million for the six months ended June 30, 2003, a decrease of $.3 million as compared to the comparable period in 2002. This decrease is primarily due to a decrease in interest income resulting from lower average cash balances for the six months ended June 30, 2003, as compared to the comparable period in 2002.

      Income tax expense. Income tax expense totaled $114,000 for the six months ended June 30, 2003, an increase of $78,000 over the comparable period in 2002. This increase in income tax expense is due primarily to additional capital-based taxes in certain jurisdictions and an increase in the taxable income in the United Kingdom due to intercompany management fees earned for services provided to other foreign subsidiaries.

Years ended December 31, 2000, 2001 and 2002

      Although we were formed on August 26, 1999, we did not commence operations until January 2000. Accordingly, there were no operating results for the period from inception through December 31, 1999. Our operating activities in 2000 and 2001 were limited as compared to 2002 as we were focused on identifying and acquiring products during 2000 and 2001 as well as hiring employees and establishing our corporate infrastructure.

      Net sales. Net sales totaled $4.7 million for the year ended December 31, 2002, including $2.1 million in the U.S. and $2.6 million in Europe and other countries. We began generating sales in the third quarter of 2002 with the acquisition of the commercial rights to Refludan® and Innohep®. With the acquisition of Laphal in March 2003, we began selling thalidomide in Europe on a compassionate use or named patient basis while we pursue full regulatory marketing approval for this drug.

      Cost of sales. Cost of sales totaled $1.6 million for the year ended December 31, 2002. This amount reflects the cost of product sold plus royalties on the net sales of Innohep® and Refludan®. Our gross margin for the year ended December 31, 2002 was 67%. We expect the gross margin on sales of these two products to decrease in 2003 due to an increase in the cost of supply for Refludan® and the initiation of thalidomide sales in 2003, which will also have a negative impact on our overall gross margin as we expect the gross margin for this product to be approximately 60% due to the royalties owed on the net sales of this drug.

      Clinical, development and regulatory expenses. Clinical, development and regulatory expenses increased from $1.0 million in 2000, to $6.0 million in 2001, and to $15.0 million in 2002. These expenses consist primarily of salaries and benefits, contractor fees, principally with organizations assisting us with our clinical development programs, and license fees for drugs in development. Generally, the increases in these expenses were due to the in-licensing of products in 2001 and 2002, particularly Thalidomide Pharmion 50mg and azacitidine. Under our license agreements, we are responsible for all remaining development and regulatory costs for both of these products. Although Phase III clinical studies for both products were complete at the time we acquired the drugs, we have incurred and expect to continue to incur significant costs analyzing the data from these studies, completing additional clinical studies we believe will be required to get the drugs approved for marketing in their respective territories and completing the regulatory review process. In addition, we have increased our staffing significantly over the past two years to support the regulatory and development activities for all of our products. Of the $9.0 million increase in clinical, development and regulatory expenses in 2002, $1.3 million was due to increased salaries and benefits expenses. In 2002 we spent approximately $9.7 million on azacitidine development, primarily for clinical programs, analysis of data from previously completed Phase III studies, and manufacturing and formulation development. This represented an increase of $5.8 million over azacitidine expenses in 2001. Also, in 2002 we spent approximately $1.7 million on thalidomide regulatory and development activities, an increase of $1.6 million over 2001. These expenses included costs associated with the submission of our marketing authorization applications in Europe and license fees paid to Celgene.

      Due to the significant risks and uncertainties inherent in the clinical development and regulatory approval processes, the cost to complete projects in development is not reasonably estimable. Results from clinical trials may not be favorable. Further, data from clinical trials is subject to varying interpretation, and may be deemed insufficient by the regulatory bodies reviewing applications for marketing approvals. As such, clinical development and regulatory programs are subject to risks and changes that may significantly impact cost projections and timelines.

      Selling, general and administrative expenses. Selling, general and administrative expenses increased from $3.7 million in 2000, to $8.3 million in 2001, and to $23.4 million in 2002. Selling expenses include salaries and benefits for sales and marketing personnel, advertising and promotional programs, professional education programs and facility costs for our sales offices located throughout Europe, Thailand and Australia. General and administrative expenses include salaries and benefits for corporate staff, outside legal, tax and auditing services, and corporate facility and insurance costs. The $15.1 million increase in selling, general and administrative expenses from 2001 to 2002 is due to several factors. We began to establish our sales and marketing organizations in the U.S., Europe, and Australia in the second half of 2002 to support the acquisitions of the commercial rights to Refludan® and Innohep® and began selling those products in Europe and the U.S., respectively. The costs of our U.S. and international sales organizations and the marketing programs for these products totaled $8.6 million in 2002, resulting in an increase in sales and marketing expenses from $2.1 million in 2001 to $11.1 million in 2002. General and administrative expenses increased from $2.8 million in 2000, to $6.3 million in 2001, and to $12.3 million in 2002, with the growth in expenses resulting from the in-licensing of our four products. Of the $6.0 million increase in general and administrative expenses in 2002, $2.6 million relates to increased personnel-related costs, $1.1 million to increased facility costs, and $1.8 million to increased tax, audit, legal and insurance costs. The increase in 2001 expenses over 2000 was due primarily to increased salaries, benefits and travel costs resulting from personnel hired to establish our corporate infrastructure, and in connection with the licensing of our first products in 2001. We expect selling, general and administrative expenses to continue to increase in subsequent years as we expand our U.S. and European sales forces to support the launch of products currently in development. While the dollar amount of selling, general and administrative expenses will increase, we expect these expenses as a percentage of net sales to decline as our sales volume increases.

      Interest and other income. Interest and other income is comprised primarily of net interest income. The increasing amounts from 2000 through 2002 are due to increasing balances of cash and cash equivalents in the same period. The higher cash balances resulted from our sales of preferred stock, offsetting declining interest rates during this period. As a result of the issuance of our convertible notes in April 2003, we expect our interest expense to increase in 2003 by approximately $.8 million.

      Income tax expense. We operate in several different tax jurisdictions. Because the tax due to an individual country or state is based solely on the taxable income in that jurisdiction, we may incur income tax expense even while we are incurring overall pre-tax losses. The first year we incurred income tax expense was 2002 primarily due to generating taxable income in the U.K. from intercompany management fees earned for services provided to other foreign subsidiaries.

Liquidity and Capital Resources

      Since our inception, we have incurred significant losses and as of June 30, 2003, we had an accumulated deficit of $94.1 million. We have not yet achieved profitability, and anticipate that we will continue to incur net losses for the foreseeable future. We expect that our regulatory and development and selling, general and administrative expenses will continue to grow and, as a result, we will need to generate significant net sales to achieve profitability. To date, our operations have been funded primarily with proceeds from the sale of preferred stock and the issuance of convertible notes. Net proceeds from our preferred stock sales totaled $125.0 million and, in April 2003, we raised $14.0 million from the issuance of convertible notes. We began generating revenue from product sales in July 2002.

      Cash and cash equivalents decreased from $62.6 million at December 31, 2002 to $34.7 million at June 30, 2003. This $27.9 million decrease in cash is due to cash used to fund operations of $23.8 million and net cash of $12.2 million used to acquire Laphal, partially offset by $14.0 million of proceeds from the issuance of convertible notes. Cash and cash equivalents decreased $5.8 million from December 31, 2001 to December 31, 2002. This net decrease was due to cash used to fund our 2002 operations of $35.1 million, capital expenditures of $2.9 million, and product acquisition payments totaling $8.0 million. These uses of cash were largely offset by $39.7 million in net proceeds from the sale of preferred stock in the fourth quarter of 2002. Cash and cash equivalents increased $63.1 million from December 31, 2000 to December 31, 2001. This increase is due to $75.1 million in net proceeds from preferred stock sales, partially offset by cash used to fund operations of $11.0 million and capital expenditures totaling $1.0 million.

      We expect that our cash on hand at June 30, 2003, along with cash generated from expected product sales, will be adequate to fund our operations for the next twelve months. In the event that we make additional product acquisitions, we expect that we will need to raise additional funds. Further, until we can generate sufficient cash from product sales, we expect to finance our operations through cash on hand plus proceeds from the sale of equity or debt securities. Adequate funds, either from the financial markets or other sources may not be available when needed or on terms acceptable to us. Insufficient funds may cause us to delay, reduce the scope of, or eliminate one or more of our planned development, commercialization or expansion activities. Our future capital needs and the adequacy of our available funds will depend on many factors, including the effectiveness of our sales and marketing activities, the cost of clinical studies and other actions needed to obtain regulatory approval of our products in development, and the timing and cost of any product acquisitions.

Contractual Obligations

      Our contractual obligations as of June 30, 2003 were as follows.

		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(in millions)
Convertible notes	$14.0	$—	$—	$14.0	$—
Product and company acquisition payments	4.0	4.0	—	—	—
Clinical development funding	7.0	3.5	3.5	—	—
Operating leases	6.6	1.7	4.0	.7	.2

Total — fixed contractual obligations	$31.6	$9.2	$7.5	$14.7	$.2

The above amounts do not include contractual obligations related to our product supply contracts. Under these contracts, we provide our suppliers with rolling 12-24 month supply forecasts, with the initial 3-6 month periods representing binding purchase commitments.

      Convertible notes. In April 2003, we issued $14 million of 6% convertible notes due April 2008. Interest on the notes is compounded semi-annually and paid annually. The notes are convertible into shares of our common stock at a conversion price of $11.00 per share. The notes automatically convert into shares of our common stock upon the occurrence of a public offering of our common stock at a price of at least $15.00 per share and net proceeds to us of at least $50.0 million. We also have the right to call the notes if shares of our common stock trade on a public market at a price of $15.00 per share or more for 20 consecutive days.

      Product and company acquisition payments. We have future payment obligations associated with our acquisition of Laphal and our licensing of Refludan®. Certain of these payments are fixed and determinable while the timing and amount of others are contingent upon future events such as achieving revenue milestones. Under the terms of our agreements with Schering relating to the licensing of Refludan®, a $4.0 million payment was due Schering on May 29, 2003. This payment was deferred pending negotiations of an amendment to these agreements. On August 20, 2003, we and Schering agreed to an amendment that eliminated the $4.0 million payment and $22.5 million of future payment obligations contingent upon the achievement of net sales and manufacturing milestones and replaced them with an obligation to make an aggregate of $10.0 million of fixed payments to Schering, payable in quarterly installments of $1.0 million through the end of 2005 and a royalty of 14% of our net sales commencing in January 2004 and up to $7.5 million of contingent payments described below.

      Clinical development funding. We have entered into an agreement with Celgene to provide funding to support clinical development studies sponsored by Celgene analyzing thalidomide as a treatment for various types of cancers. Under our agreement, we will pay Celgene $2.0 million in the second half of 2003, $3.0 million in 2004 and $2.0 million in 2005.

      Operating leases. Our commitment for operating leases relates to our corporate and sales offices located in the U.S., Europe, Thailand and Australia. These leases expire on various dates through 2008.

      Contingent product and company acquisition payments. The contractual summary above reflects only payment obligations for product and company acquisitions that are fixed and determinable. We also have contractual payment obligations, the amount and timing of which are contingent upon future events. In accordance with generally accepted accounting principles, contingent payment obligations are not recorded on our balance sheet until the amount due can be reasonably determined. Under the amendment with Schering, in addition to the $10.0 million of fixed payments required, payments totaling up to $7.5 million are due if milestones relating to revenue and gross margin targets for Refludan® are achieved. The terms of our Laphal acquisition require two additional payments of €4 million each, or an aggregate of $8.9 million based on foreign currency exchange rates as of August 19, 2003, if Laphal’s products achieve future revenue milestones.

Quantitative and Qualitative Disclosures about Market Risk

      We currently invest our excess cash balances in money market accounts that are subject to interest rate risk. The amount of interest income we earn on these funds will decline with a decline in interest rates. However, due to the short-term nature of money market accounts, an immediate decline in interest rates would not have a material impact on our financial position, results of operations or cash flows.

      The interest rate on our convertible notes is fixed and, as such, our interest expense is not impacted by changes in interest rates.

      We are exposed to movements in foreign exchange rates against the U.S. dollar for inter-company trading transactions and the translation of net assets and earnings of non-U.S. subsidiaries. Our primary operating currencies are the U.S. dollar, U.K. pounds sterling, the euro, and Swiss francs. We have not undertaken any foreign currency hedges through the use of forward foreign exchange contracts or options. Foreign currency exposures have been managed solely through managing the currency denomination of our cash balances.

Recent Accounting Pronouncements

      In December 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation— Transition and Disclosure, an Amendment of FASB Statement No. 123 (“SFAS 148”). SFAS 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation (“Statement 123”), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. We have elected to use the intrinsic value method of accounting for stock compensation for options granted to employees and directors in accordance with APB 25. In addition, SFAS 148 amends the disclosure requirements of Statement 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method of accounting used on reported results. Certain provisions of SFAS 148 shall be effective for financial statements for fiscal years ending after December 15, 2002, and in condensed financial statements for interim periods beginning after December 15, 2002, although earlier application is permissible. We have adopted the disclosure provisions of SFAS 148 with the appropriate disclosures.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The accounting provisions and new disclosure requirements of FIN 45 are required to be adopted for all guarantees issued or modified on or after January 1, 2003. We do not anticipate that the adoption of FIN 45 will have a material impact on our consolidated financial condition or results of operations taken as a whole.

BUSINESS

      Our goal is to create a global pharmaceutical company focused on in-licensing, developing and commercializing innovative products for the treatment of hematology and oncology patients. We have established our own regulatory, development and sales and marketing organizations covering the U.S., Europe and Australia. We have also developed a third party distributor network to serve the hematology and oncology markets in 20 additional countries throughout the Middle East and Asia. To date, we have licensed rights to two marketed products, Innohep® and Refludan®. We have also licensed two products, Thalidomide Pharmion 50mgTM and Vidaza,TM in advanced stages of development that we believe represent significant market opportunities. With our combination of regulatory, development and commercial capabilities, we intend to continue to build a balanced portfolio of approved and pipeline products targeting the hematology and oncology markets.

      Our current product portfolio consists of the following four products:

•	Thalidomide Pharmion 50mg (thalidomide)— Thalidomide has become a standard of care for the treatment of relapsed and refractory multiple myeloma, a cancer of the plasma cells in the bone marrow. We have licensed the marketing rights to thalidomide from Celgene Corporation and Penn T Limited for all countries outside of North America, Japan, China, Taiwan and Korea. We recently began selling thalidomide on a compassionate use or named patient basis under a stringent risk management program in Europe while we actively seek full regulatory approval for this drug in Europe and several additional countries. In October 2003, Australia’s Therapeutic Goods Administration approved Thalidomide Pharmion 50mg as a treatment for relapsed and refractory multiple myeloma and erythema nodosum leprosum, or ENL, and we will shortly commence sales of this product in Australia. This approval was the first regulatory approval of thalidomide for multiple myeloma anywhere in the world.

•	Vidaza (azacitidine)— Vidaza is the subject of a completed and published Phase III study indicating its safety and efficacy in the treatment of myelodysplastic syndromes, or MDS, a bone marrow disorder characterized by the production of abnormally functioning, immature blood cells. We licensed worldwide rights to this product from Pharmacia & Upjohn Company, now a part of Pfizer, Inc. We anticipate submitting a New Drug Application, or NDA, to the FDA for Vidaza and making comparable filings in Europe and Australia in the first quarter of 2004. In connection with these submissions, we are currently initiating a confirmatory study of Vidaza in MDS, which will be one of the largest studies in MDS to date. In October 2003, the FDA granted Vidaza a fast track designation for the treatment of MDS.

•	Innohep® (tinzaparin)— Innohep® is a low molecular weight heparin approved in the U.S. for the treatment of deep vein thrombosis, or DVT, which occurs when a blood clot develops in the deep veins of the legs. We licensed the U.S. rights to this product from LEO Pharma A/S, which markets Innohep® in Europe and several additional countries. We relaunched Innohep® as a treatment for DVT in cancer patients in the fourth quarter of 2002, and used this drug to establish our U.S. sales and marketing organization.

•	Refludan® (lepirudin)— Refludan® is an antithrombin agent approved in the U.S., Europe and several additional countries for the treatment of heparin-induced thrombocytopenia, or HIT, an allergic, adverse immune response to heparin, resulting in an absence of sufficient cell platelets to enable blood clotting. We licensed rights to this product in all countries outside of the U.S. and Canada from Schering AG. We began selling Refludan® in Europe and Australia in the third quarter of 2002. While we have only limited expectations for the growth of this product, we have used Refludan® to establish our European and Australian sales and marketing organizations and believe that it will continue to play a role in helping us to gain access to physicians in the fields of hematology and oncology.

Our Strategy

      We believe that there are significant opportunities available for a global pharmaceutical company with a focus on the hematology and oncology markets. Our strategy for taking advantage of these opportunities includes the following key elements:

      Focusing on the hematology and oncology markets. We focus on the hematology and oncology markets for several reasons. The hematology and oncology markets are characterized by a number of disorders with high rates of recurrence and a limited response from current therapies or treatments, many of which include severe side effects. New hematology and oncology product candidates addressing unmet medical needs or providing a superior safety profile are frequently the subject of expedited regulatory reviews and, if approved and effective, can experience rapid adoption rates. While the overall global hematology and oncology markets are substantial, many drugs directed at hematology and oncology patients treat relatively small patient populations or subsets of patients with a specific cancer type. Because large, multinational pharmaceutical companies are increasingly seeking products with very large revenue potential, they often do not devote resources to develop drugs they discover with the potential to treat these patient populations, presenting us the opportunity to license, develop and market these drugs. There are also a large number of emerging biotechnology companies doing research in hematology and oncology, many of which do not have the global commercial and regulatory capabilities that we have. We believe we can be the regional or global partner of choice for these companies, particularly for compounds that target smaller patient populations. There are approximately 11,000 hematologists and oncologists practicing in each of the U.S. and Europe. In addition, a small number of opinion leaders significantly influence the types of drugs prescribed by this group of physicians. We believe that we can effectively reach the hematology and oncology markets with a relatively small sales organization focused on these physicians and opinion leaders.

      Expanding and leveraging our global sales and marketing capabilities. We believe that our U.S., European and Australian sales and marketing organizations, combined with our third party distributor network in other countries, distinguish us from other pharmaceutical companies of our size. In each of these markets, we are continuing to develop highly-trained sales forces that target the hematology and oncology communities in conjunction with medical education specialists focused on advocate development, educational forums, clinical data publications and clinical development strategies. The licensing of Refludan® and Innohep® were strategically important as they provided the means for us to establish our current sales and marketing organizations. Having these teams in place calling on key hematologists and oncologists will facilitate the commercial launch of our two licensed drugs in late-stage development and makes us a more attractive partner for companies with drugs targeted to this group of physicians. We expect to expand the size of our sales force as we increase sales of Thalidomide Pharmion 50mg in Europe and as needed to support the launch of Vidaza and products licensed in the future from other companies. By managing the global sales and marketing of our products on our own and with our partners, we believe we can provide uniform marketing programs and consistent product positioning and labeling. In addition, we seek consistent pricing across these markets to maximize the commercial potential of our products and reduce the risk of parallel imports and reimportation.

      Leveraging our global regulatory expertise. We have assembled a team of highly-experienced regulatory professionals with multinational expertise in obtaining regulatory approvals for new drugs and maintaining compliance with the regulations governing the sales, marketing and distribution of pharmaceutical products. While some early stage biotechnology and pharmaceutical companies have developed regulatory capabilities in the country in which they are located, we have built an organization with multinational regulatory expertise. We believe our regulatory experience enables us to devise time and cost-efficient strategies to obtain regulatory approvals for new drugs, and to choose the regulatory pathway that allows us to get a product to market as quickly as possible. We can use our resources efficiently to generate a regulatory submission that can be used in multiple jurisdictions. Our global regulatory expertise is an essential element of effectively evaluating and developing late-stage product candidates. We believe that this provides us with a competitive advantage in attracting biotechnology and pharmaceutical companies with products in development that they want to out-license.

      Acquiring attractive late-stage development or approved products. We intend to continue to acquire or in-license rights to late-stage development and approved products to more fully exploit our regulatory, sales and marketing capabilities. We are focused on acquiring or licensing products that satisfy significant unmet medical needs and that provide us with a period of sales, regulatory or geographic exclusivity. Our product licenses thus far have been structured to minimize up front, guaranteed or milestone payments, with the majority of the payments to the licensor coming from royalties paid on future sales of the acquired product. This has enabled us to limit our capital outlay for product licenses, deferring most of the payments for licensed products until these products generate revenue.

Our Products

      Our product portfolio is focused on addressing unmet needs in the hematology and oncology markets. We believe these markets present us with significant commercial opportunities. Our current product portfolio consists of the following:

Licensed Territory;
Product	Disease/ Indication	Phase of Development	Licensor	License Term

Thalidomide Pharmion 50mg (thalidomide)	• Relapsed and refractory multiple myeloma	• Approved and marketed in Australia • In registration in Europe • Recently initiated compassionate use and named patient sales in Europe	Celgene Corporation and Penn T Limited	All countries outside North America, Japan, China, Taiwan and Korea; Ten years from date of our first thalidomide regulatory approval in the U.K.
	• Newly-diagnosed multiple myeloma	• Phase III study— ongoing
	• Renal cell carcinoma	• Phase II study— completed
	• Additional solid tumors	• Phase II studies— ongoing

Vidaza (azacitidine)	• Myelodysplastic syndromes	• Pre-registration; NDA in preparation • Fast track designation granted by the FDA	Pharmacia & Upjohn Company (Pfizer, Inc.)	Global rights; The longer of the last to expire of valid patent claims in any given country or ten years from our first commercial sale of product in a given country

Licensed Territory;
Product	Disease/ Indication	Phase of Development	Licensor	License Term

Innohep® (tinzaparin)	• Deep vein thrombosis with or without pulmonary embolisms	• Marketed	LEO Pharma A/S	U.S.; July 2012

Refludan® (lepirudin)	• Heparin-induced thrombocytopenia type II	• Marketed	Schering AG	All countries outside North America; September 2023

      During the twelve-month period ended June 30, 2003, we had revenues of $3.5 million and $5.2 million from sales of Innohep® and Refludan®, respectively. In addition, from the time of our acquisition of Laphal in March 2003 through June 30, 2003, Laphal had revenues of $2.1 million, which included approximately $1.9 million from sales of its formulation of thalidomide. We only commenced sales of Pharmion Thalidomide 50mg in July 2003, and Vidaza is not yet marketed or sold.

Thalidomide Pharmion 50mg

      In November 2001, we entered into agreements with Celgene Corporation and Penn T Limited to license the exclusive marketing and distribution rights to Celgene’s formulation of thalidomide, Thalomid®, in all countries outside of North America, Japan, China, Taiwan and Korea. Under the agreement with Celgene, we also obtained an exclusive license in our territory to utilize Celgene’s current and future thalidomide-related patents, including its patented System for Thalidomide Education and Prescribing Safety, or S.T.E.P.S.® program, and its current and future thalidomide-related dossiers, including clinical and pharmaceutical formulation data. We recently began selling thalidomide on a compassionate use and named patient basis in Europe while we actively seek full regulatory approval for this drug in Europe and several additional countries. In October 2003, Australia’s Therapeutic Goods Administration, or the TGA, approved Thalidomide Pharmion 50mg as a treatment for relapsed and refractory multiple myeloma and ENL, and we will shortly commence sales of this product in Australia. This approval was the first regulatory approval of thalidomide for multiple myeloma anywhere in the world. In our markets, we sell Thalomid® as Thalidomide Pharmion 50mg and we call the Celgene S.T.E.P.S.® program the Pharmion Risk Management Program, or PRMPTM.

      Since licensing these rights from Celgene and Penn, we have undertaken the following activities to commercialize thalidomide in Europe and our additional markets:

•	Filed marketing authorization applications— Beginning in March 2002, we submitted marketing authorization applications to the European Agency for the Evaluation of Medicinal Products, or the EMEA, and the Therapeutic Goods Administration, or the TGA, in Australia and to regulatory authorities in South Africa, Saudi Arabia and Turkey. We are seeking approval for thalidomide as a treatment for relapsed and refractory multiple myeloma and for ENL. In October 2003, Thalidomide Pharmion 50mg was approved by the TGA in Australia for these indications.

•	Acquired Laphal Développement, S.A.— In March 2003, we acquired Laphal, the only other company that has submitted a marketing authorization application for thalidomide in Europe. In addition, Laphal was selling its formulation of thalidomide on a compassionate use or named patient basis in France, Belgium and Luxembourg, and we are continuing to sell thalidomide in these markets on a compassionate use or named patient basis.

•	Assumed Penn’s compassionate use and named patient sales in the U.K., Ireland and Denmark— Under our initial license agreement with Penn, they were permitted to continue compassionate use and named patient sales of their formulation of thalidomide in the U.K., Ireland and Denmark until we received a marketing authorization from the EMEA. In June 2003, Penn agreed to discontinue its sales of thalidomide in these countries and we initiated sales of Thalidomide Pharmion 50mg on a compassionate use or named patient basis in these countries.

•	Initiated compassionate use and named patient sales in Europe— In late June 2003, we began compassionate use and named patient sales in the markets previously served by Grünenthal Group, the original manufacturer of thalidomide. Through June 2003, Grünenthal distributed thalidomide free of charge in all European markets, except for those served by Laphal and Penn. In June 2003, Grünenthal announced that it would no longer be providing thalidomide due to the exhaustion of its supply and it referred healthcare professionals seeking thalidomide supply to us. Our strategy in all of our markets is to sell thalidomide at a price consistent with the price charged by Celgene in the U.S.

•	Developed and implemented the Pharmion Risk Management Program— Given thalidomide’s history and risk, the development of the PRMP was a critical element to our planned commercialization of thalidomide and enrollment is obligatory for all patients receiving the drug. Shortly after our acquisition of the thalidomide rights from Celgene in 2001, we began to develop the PRMP consistent with Celgene’s S.T.E.P.S. This process included the development of software and educational materials in 15 languages for use by physicians, pharmacists and patients throughout Europe and our other markets. We implemented PRMP in June 2003 in connection with the commencement of our compassionate use and named patient sales.

      Thalidomide was developed in the late 1950’s as an oral, non-barbiturate sedative and was prescribed throughout Europe for use as a sleep aid and for the treatment of morning sickness in pregnancy. Shortly thereafter, use of thalidomide was found to be associated with severe birth defects and was virtually withdrawn from the worldwide market, without ever receiving approval in the U.S. In 1964, thalidomide was discovered to be effective in the treatment of ENL, which is an inflammatory complication of leprosy. As a result, thalidomide remained in use as a treatment for ENL. In the 1990s, it was further discovered to act as an anti-angiogenic agent, which is an agent that prevents the formation of new blood vessels. Since many types of tumors are associated with the formation of new blood vessels, physicians began to explore thalidomide’s use as a treatment to prevent the growth of tumor-associated blood vessels on the theory that this would result in starvation of the tumor.

      In 1998, Celgene’s Thalomid® was approved in the U.S. for the treatment of acute cutaneous manifestations of moderate to severe ENL and as maintenance therapy for prevention and suppression of cutaneous manifestation recurrences. Thalomid® was the first drug approved by the FDA under a special “restricted distribution for safety regulation.” In connection with FDA approval, given the known propensity of thalidomide for causing birth defects, Celgene developed its patented S.T.E.P.S.® program, which is a comprehensive compliance and risk management program designed to support the safe and appropriate use of Thalomid® by ensuring that women of child-bearing potential do not come into contact with Thalomid®.

      While the treatment of ENL is the only currently approved indication for thalidomide in the U.S., the drug is used primarily off-label in the treatment of multiple myeloma and other forms of cancer, including renal cell carcinoma, which is a cancer of the kidneys, glioblastoma, which is a cancer of the brain, and colon cancer. Celgene reported sales of Thalomid® in the U.S. of $119 million for its fiscal year ended December 31, 2002, and $101 million for the six months ended June 30, 2003. Approximately 70% of these sales were attributed to the treatment of multiple myeloma. We face challenges in the E.U. and Australia that differ from those faced by Celgene in the U.S., such as a more difficult regulatory environment for thalidomide in the E.U., potentially lower product pricing and a greater awareness of the history of thalidomide in Europe. Despite these challenges, we believe that based on the slightly higher incidence of multiple myeloma in the E.U. and Australia our market opportunity for thalidomide is similar to that which Celgene has experienced in the U.S.

      Multiple myeloma is the second most common hematological cancer after non-Hodgkin’s lymphoma. It is a cancer of the plasma cells in the bone marrow, which is characterized by lytic bone lesions or the production of elevated levels of M-protein, an abnormal monoclonal antibody, in the blood or urine of patients. The symptoms of multiple myeloma include painful bone deterioration, bone marrow failure (anemia, leukopenia and thrombocytopenia), plasma cell leukemia, infections, kidney damage or failure and hyperviscosity of the blood. Although the median age of onset of multiple myeloma is 65 to 70 years of age, according to the Multiple Myeloma Research Foundation, recent statistics indicate both increasing incidence and earlier age of onset. The incidence of multiple myeloma in most western industrialized countries is approximately 4 in every 100,000 persons. We estimate that there are approximately 65,000 multiple myeloma patients in the E.U., with approximately 21,000 new cases annually, and 4,000 to 5,000 multiple myeloma patients in Australia, with approximately 800 new cases annually. While current treatment regimens provide some therapeutic benefit, multiple myeloma patients continue to have high rates of relapse and suffer high mortality rates.

      Thalidomide is currently being evaluated as a potential therapy for all stages of multiple myeloma, in particular, newly diagnosed and relapsed and refractory. Several leading investigators at cancer research centers have published data on the response rate, the median effective dose and the average duration of response for multiple myeloma patients treated with thalidomide in clinical trials.

•	Newly Diagnosed Multiple Myeloma. Peer-reviewed studies from MD Anderson Cancer Center and the Mayo Clinic evaluating the use of the orally administered combination of thalidomide and dexamethasone for newly diagnosed multiple myeloma were published in November 2002 in the Journal of Clinical Oncology. Dr. S. Vincent Rajkumar of the Mayo Clinic reported that 32 of 50 patients (64 percent) achieved a greater than 50% reduction in M-protein, and an additional 14 patients (28 percent) achieved a reduction in M-protein of between 25 and 50%. These reductions in M-protein are an indication of a positive effect of the drug on the course of this disease. The regimen was generally well-tolerated, and the most commonly reported grade one or two adverse events were constipation, sedation, fatigue, neuropathy, rash, tremor, edema and elevated alkaline phosphatase, a kidney enzyme. Based on this data, Celgene is sponsoring, and we are helping to fund, a Phase III registration study to confirm the benefits of thalidomide plus dexamethasone in newly diagnosed multiple myeloma patients. If successful, we intend to submit this data to the EMEA in support of an indication for Thalidomide Pharmion 50mg as a treatment for newly diagnosed multiple myeloma.

•	Relapsed and Refractory Multiple Myeloma. Thalidomide’s effect on long-term survival in multiple myeloma was published in Blood in July 2001 in an article entitled “Extended Survival in Advanced and Refractory Multiple Myeloma After Single-agent Thalidomide: Identification of Prognostic Factors in a Phase II Study of 169 Patients.” The study is a follow-up of a Phase II trial of 169 advanced and refractory multiple myeloma patients with progressive disease treated with thalidomide, and it extends results of 84 patients previously reported in The New England Journal of Medicine. The Phase II study was initiated to evaluate the use of thalidomide in multiple myeloma patients who relapsed after high dose chemotherapy. Of the study’s 169 patients, 37% demonstrated a 25% or greater reduction in M-protein, 30% demonstrated a 50% or greater reduction and 14% of patients achieved a complete or near complete response.

The trial’s principal investigator, Bart Barlogie, M.D., Ph.D., and researchers at the Arkansas Cancer Research Center reported that high-risk patients who received greater than or equal to 42 grams of thalidomide in a three-month period experienced higher response rates (54% vs. 21%) and longer survival time (63% vs. 45%). In addition, for the entire patient cohort, event-free survival after two years of follow-up was 20%, and two year overall survival was 48%.

The study’s most commonly reported side effects included one or more grade three toxicities, which reflect more severe side effects. Approximately 25% of patients experienced events affecting the central nervous system, such as sedation and somnolence, confusion, depression and tremor. Approximately 16% of patients experienced gastrointestinal toxicities, mainly constipation. Neuropathy was seen in 9% of patients, and less than 2% of patients developed deep vein thrombosis. These toxicities were found to be dose related.

      Although the Barlogie study cited above was not prospectively designed to serve as a registration study, and therefore was not conducted in strict accordance with good clinical practice standards, the results of the study were well received by the community of practitioners engaged in the treatment of multiple myeloma and have been duplicated in subsequent studies.

      In addition to these studies evaluating thalidomide as a therapy for multiple myeloma, there are Phase III studies planned for the evaluation of the use of thalidomide as a treatment for renal cell carcinoma, the most common form of kidney cancer, as well as various Phase II studies ongoing in respect of other solid tumors, including colorectal cancer, non-small cell lung cancer, prostate cancer, glioblastoma and metastatic melanoma.

      Despite the lack of any formal regulatory approval for thalidomide outside the U.S., as a result of compassionate use and named patient sales and the publication of articles reporting on investigator-led clinical trials, thalidomide has become a widely used therapy for the treatment of multiple myeloma and certain other forms of cancer. In Europe, we estimate over 10,000 patients were treated with thalidomide during 2002, with substantially all drug product distributed by three companies. Grünenthal Group, the German company that was the original developer of thalidomide, distributed approximately two-thirds of the overall volume used in Europe free of charge upon physician request through various special regulatory authorizations. In June 2003, Grünenthal announced that due to the exhaustion of its supply, it was discontinuing the distribution of thalidomide. Substantially all of the remaining thalidomide used in Europe during 2002 was supplied by Penn T Limited and Laphal, the French pharmaceutical development, regulatory and marketing organization that we acquired in March 2003. Both Penn and Laphal supplied thalidomide pursuant to the regulatory provisions allowing for sale of unlicensed drugs on a compassionate use or named patient basis. While the thalidomide supplied by Penn and Laphal was not given free of charge, it was sold at a significant discount to the price charged by Celgene in the U.S.

      In March 2002, working with the data packages that we had obtained from Celgene and Penn, we submitted to the EMEA, under its centralized procedure, two marketing authorization applications for thalidomide for the treatment of relapsed and refractory multiple myeloma and for ENL. In February 2003, we withdrew our marketing authorization application for ENL to focus our efforts with the EMEA on obtaining the marketing authorization for relapsed and refractory multiple myeloma. This decision was made in consultation with the EMEA, which, given their belief that thalidomide would have widespread off-label use in the treatment of multiple myeloma, was not comfortable approving thalidomide for the much narrower indication of ENL, especially given the history of thalidomide in Europe.

      In addition to these EMEA regulatory approval activities, we have submitted regulatory approval applications for thalidomide in Australia, South Africa, Saudi Arabia and Turkey for the indications of multiple myeloma and ENL. In October 2003, the TGA approved the use of Thalidomide Pharmion 50mg for treatment of relapsed and refractory multiple myeloma and ENL in Australia, and we will shortly commence sales of this product in Australia.

      We were granted orphan drug designation for thalidomide in Europe by the EMEA for the relapsed and refractory multiple myeloma indication, which would, if the marketing authorization application is approved and the criteria for orphan drug designation continue to be met, provide a ten year period of exclusivity from the date of the marketing authorization application’s approval. During this period the EMEA would be prohibited, except in very limited circumstances, from approving another formulation of thalidomide for treatment of relapsed and refractory multiple myeloma. We were also granted orphan drug designation for thalidomide in Australia, which provides similar protection for a five year period that began in October 2003 upon receipt of Australian regulatory approval.

      In March 2003, through our purchase of all of the outstanding stock of Gophar S.A.S., we acquired Laphal, which sells its formulation of thalidomide, known as Thalidomide Laphal, in France and Belgium under an autorisation temporaire d’utilisation, or ATU, which is a temporary authorization for compassionate use sales. For its fiscal year ended December 31, 2002, Laphal had aggregate net sales of $5.5 million, substantially all of which were sales of Thalidomide Laphal. It is our intention to transition patients currently utilizing Thalidomide Laphal to Thalidomide Pharmion 50mg as soon as legally permissible and in accordance with applicable regulations. Our acquisition of Laphal, also allowed us to obtain its two marketing authorization applications on file with the EMEA for thalidomide. These two marketing authorization applications are for thalidomide as a treatment for ENL and for relapsed and refractory multiple myeloma, both of which have been granted orphan drug status by the EMEA. Laphal had also undertaken a number of clinical trials of thalidomide, the data from which may be useful to us in connection with our efforts to seek marketing approval from the EMEA. We are currently compiling responses to questions posed by the EMEA to each of our three active marketing authorization applications on file with it and we anticipate submitting our responses for the two multiple myeloma applications during the fourth quarter of 2003 and for our ENL application during the second quarter of 2004. With our acquisition of Laphal, we believe we are now the only company with applications with the EMEA for a thalidomide marketing authorization. Although both of our marketing applications for thalidomide as a treatment for multiple myeloma on file with the EMEA relate to the relapsed and refractory form of the disease, we believe that, as in the U.S., thalidomide will also be used as a treatment for newly-diagnosed multiple myeloma patients.

      We believe that an integral component of our applications is our undertaking to develop and implement the PRMP throughout Europe and our other markets. The PRMP requires adherence to strict guidelines both prior to and during the course of thalidomide therapy, including comprehensive physician, pharmacist and patient registration and education, emphasizing, among other things, the need for adequate contraception in patients taking thalidomide and pregnancy tests for female patients of child-bearing potential. Enrollment in the PRMP is obligatory for all patients receiving Thalidomide Pharmion 50mg, and requires that all patients complete an informed consent process, participate in a mandatory and confidential patient registry and provide information consistent with that provided by their physician. Under the PRMP, automatic prescription refills are prohibited, and prescriptions may not exceed four weeks dosing. The PRMP also permits authorization of each prescription only upon confirmation of compliance with the PRMP guidelines.

      We became aware of Grünenthal’s intention to discontinue distributing thalidomide in the fourth quarter of 2002 and recognized that this would create a large void in the supply of thalidomide for the thousands of patients currently being treated with the drug in Europe, Australia and many Asian countries. We also believed that patients and medical professionals would benefit from a more tightly controlled distribution system for thalidomide, such as the PRMP. As such, in the fourth quarter of 2002, we began to actively work with the regulatory authorities in each of the major European countries to fully explain to them the benefits of the PRMP and to obtain authorizations, where required, to allow us to sell thalidomide on a compassionate use or named-patient basis prior to the issuance of a formal marketing authorization. Following negotiations with the health authorities of individual countries, while we pursue a marketing authorization, we began selling Thalidomide Pharmion 50mg in June 2003 on a compassionate use and named patient basis in Europe, South Africa and Egypt and we have made the PRMP program available in 15 languages. In addition, we are continuing to sell Thalidomide Laphal in France and Belgium until such time as we are permitted to replace this formulation with Thalidomide Pharmion 50mg.

      Under our original agreement with Penn, they were permitted to continue compassionate use and named patient sales of their formulation of thalidomide in the U.K., Ireland and Denmark. In June 2003, Penn agreed to discontinue its sales of thalidomide in these countries and we initiated sales of Thalidomide Pharmion 50mg on a compassionate use or named patient basis in these countries. This revised arrangement reflected Penn’s recognition of the merits of using the PRMP in connection with thalidomide sales in these countries.

Vidaza

      In June 2001, we entered into an agreement with Pharmacia & Upjohn Company, now part of Pfizer, Inc., to license the exclusive worldwide manufacturing, marketing and distribution rights to azacitidine, which we intend to market as Vidaza. Under the agreement with Pharmacia, we also obtained an exclusive worldwide license to use Pharmacia’s azacitidine technology and patents, including its clinical data. Azacitidine was the subject of a completed and published Phase III study demonstrating its safety and efficacy in the treatment of myelodysplastic syndromes, or MDS, a group of hematologic conditions caused by abnormal blood-forming cells of the bone marrow.

      Azacitidine, a pyrimidine nucleoside analog, was originally developed by Upjohn Corporation as a cytotoxic agent, which is an agent that indiscriminately kills actively multiplying cells. Azacitidine was studied at high doses as a treatment for various malignancies, including acute myelogenous leukemia, or AML. A New Drug Application, or NDA, was submitted by Upjohn in 1982 for the treatment of AML, but was deemed not approvable by the FDA, due to a lack of controlled studies adequately demonstrating clinical benefit. In addition, there were severe side effects observed in the high dosage studies. Researchers at the NCI, The Mount Sinai Medical Center and other institutions continued to study azacitidine and determined that it could be used effectively at much lower doses than originally studied by Upjohn, thereby reducing the side effects experienced in the earlier clinical studies. The results of subsequent clinical studies suggest that azacitidine is an effective treatment for MDS.

      The recognition that azacitidine could be effective at lower doses was based on the discovery that azacitidine acts not only as a cytotoxic agent, but also through an additional mechanism of action. Azacitidine is a member of a class of drugs in development known as “hypomethylating” or “demethylating” agents. Methylation of DNA is a major mechanism regulating gene expression. Researchers have determined that an increase in specific methylation of DNA results in blockage of the activity of genes that regulate cell division and differentiation, known as “suppressor genes.” With suppressor genes blocked, cell division becomes unregulated, causing cancer. In studies, researchers have demonstrated that azacitidine can reverse the methylation of DNA, leading to reexpression of suppressor genes and a resulting redifferentiation and maturation of the cancer cells back to normal.

      MDS occurs when blood cells remain in an immature, or “blast,” stage within the bone marrow and never develop into mature cells capable of performing their necessary functions. The five types of MDS are refractory anemia, refractory anemia with ringed sideroblasts, refractory anemia with excess blasts, refractory anemia with excess blasts in transformation and chronic myelomonocytic leukemia. Approximately 90% of MDS cases occur in persons aged 60-80. According to the American Cancer Society, or ACS, the exact number of cases of MDS in the U.S. is unknown, as there is no registry tracking this information, but most estimates are between 10,000 and 20,000 new cases each year. According to the ACS, these numbers appear to be increasing each year. Currently, there are approximately 55,000 MDS patients throughout the U.S. and Europe. According to the American Cancer Society, survival rates range from six months to six years for the different types of MDS. MDS can result in death from bleeding and infection in the majority of patients, while transformation to AML occurs in up to 40% of patients. Following transformation to AML, these patients have an exceptionally poor prognosis. MDS may occur without any identifiable cause, may be related to chemotherapy or radiation therapy being administered to treat other diseases, or may result from exposure to petrochemicals, benzene or rubber. Despite having been the subject of significant clinical development activity, there is currently no approved treatment for MDS. Patients generally receive best supportive care, which typically consists of a combination of transfusions, antibiotics and growth factors, such as erythropoietin and granulocyte colony stimulating factor. In addition, clinicians may add low-dose chemotherapies to best supportive care if they feel that their patients can tolerate the side effects. Patients under 60 years of age may receive bone marrow transplants.

      In a Phase III study, azacitidine demonstrated superior efficacy compared to best supportive care, including improved response rates and delayed time to leukemic transformation or death. Azacitidine’s effect on MDS was published in the May 2002 Journal of Clinical Oncology in an article entitled “Randomized Controlled Trial of azacitidine in Patients With the Myelodysplastic Syndrome: A Study of the Cancer and Leukemia Group B.” Dr. Lewis R. Silverman of the Mount Sinai Medical Center and his colleagues reported that they conducted a randomized controlled trial in 191 patients comparing the effects of azacitidine and best supportive care on various hematological parameters. Azacitidine was given by subcutaneous injection. Responses occurred in 60% of patients in the azacitidine group (7% complete response, 16% partial response, 37% improved) compared with 5% (improved) of the patients receiving best supportive care, a statistically significant response. Median time to leukemic transformation or death was 21 months for azacitidine and 13 months for best supportive care, also a statistically significant response. The most common toxicity of azacitidine was myelosuppression, a reduction in the ability of the bone marrow to produce blood cells, and nausea.

      In addition to the efficacy data from the study, several quality of life parameters were also studied and showed statistically significant improvement in the azacitidine patient group compared to patients receiving best supportive care. In particular, azacitidine patients showed statistically significant improvement over time in fatigue, physical functioning and shortness of breath. In patients receiving best supportive care who showed stable or worsening quality of life prior to crossover to azacitidine, statistically significant improvement occurred in fatigue, physical functioning, shortness of breath and general well-being after crossover to azacitidine.

      In the first quarter of 2004, we plan to submit an NDA for Vidaza, under Subpart H of the New Drug Application regulations. Under Subpart H a drug can be approved based on either evidence from adequate and well-controlled studies of the drug’s effect on a surrogate endpoint that reasonably suggest clinical benefits or of the drug’s effect on a clinical endpoint other than survival or irreversible morbidity, conditioned upon the sponsor agreeing to complete a confirmatory study. Since there are currently no drugs approved for the treatment of MDS and best supportive care is the only existing treatment, the Subpart H approval option is available.

      In October 2003, the FDA granted Vidaza a fast track designation for the treatment of MDS based on its potential to address unmet medical needs for a serious or life-threatening condition. As a result of this designation, we are permitted to schedule meetings with the FDA to seek its input into development plans, the FDA may accept our NDA in sections rather than all components simultaneously and our studies may rely on surrogate endpoints that are reasonably likely to predict clinical benefit. FDA approval of a fast track product, if any, may be subject to requirements for conducting confirmatory post-approval studies, prior submission of promotional materials and other limitations. Our receipt of fast track designation for Vidaza does not provide any assurance of FDA approval. The E.U. has a set of rules for drugs that target unmet medical needs where the target condition is rare, enabling the regulatory authorities to authorize an application for such drugs on an “exceptional circumstances” basis.

      Our planned submission is based upon the previously cited Silverman study for the treatment of MDS that was conducted by the Cancer and Leukemia Group B, or CALGB, and the NCI and two supportive Phase II CALGB/NCI studies. Due to the fact that the Phase III CALGB study was not prospectively designed as a registration study, over the last 24 months we have engaged in a lengthy process of collecting and analyzing data from the CALGB studies to confirm their published results and to compile the information needed to submit an NDA for Vidaza in MDS. This activity involved visiting nearly 75 treatment centers and accessing and auditing nearly 400 patient records from the CALGB studies. In addition, working with third party manufacturers, we have successfully developed a fully scaled up manufacturing process for the active ingredient and finished product.

      As required under Subpart H in the U.S., we are initiating a comparative confirmatory clinical trial that will examine survival outcomes and other secondary end points, using a multicenter, randomized, open-label, parallel group format. The aim of this study is to compare the effect of Vidaza plus best supportive care against conventional care regimens plus best supportive care on survival in MDS patients. As a result of the fact that this study is global in nature and MDS treatment practices vary among countries, there will be three comparative conventional care treatments: best supportive care only; low dose cytarabine, plus best supportive care; or standard chemotherapy, plus best supportive care. This design takes into account the actual “conventional care” used to treat MDS patients in each country targeted for trial participation and should also help to enhance timely enrollment. The study will recruit over 330 patients and will be one of the largest studies to date in this disease.

      The primary objective of this confirmatory study is to look at survival in these MDS patients. All other relevant endpoints, such as time to transformation to AML, time to relapse after complete remission or partial remission, disease progression, hematological status (peripheral blood counts, need for platelet and red blood cell transfusions and hematological response), episodes of infections requiring intravenous antibiotics and safety parameters will be assessed.

      Pharmacia had a one-time option that was to expire 75 days after our filing of our NDA for Vidaza with the FDA under which Pharmacia could obtain the right to participate with us in both the development of the product and its commercialization on a 50:50 basis. Had Pharmacia exercised this right, we would have negotiated a mutually acceptable joint development and promotion agreement and Pharmacia would have been obligated to reimburse us for fifty percent of the development costs that we incurred in connection with Vidaza through the date of the execution of that agreement. On September 12, 2003, Pharmacia irrevocably elected not to exercise this option.

Innohep®

      Innohep®, the tradename for tinzaparin, is a low molecular weight heparin that is approved in the U.S. and 63 other markets. In July 2002, we entered into an agreement with LEO Pharma A/S to license the exclusive U.S. marketing and distribution rights to Innohep®. Since LEO Pharma does not have a presence in the U.S., it sought to market the product in the U.S. through a marketing partner. It originally chose DuPont Pharmaceuticals Company, which launched Innohep® in the U.S. in late 2000 following its approval by the FDA in June of that year. Shortly after Innohep®’s launch, DuPont’s pharmaceutical business was acquired by Bristol Myers Squibb, which elected to return the U.S. rights to the product back to LEO Pharma. As a result, while the product has achieved substantial sales in Europe and elsewhere around the world, Innohep® received minimal marketing support in the U.S. throughout 2001 and 2002.

      Innohep® is a member of a broad class of drugs known as anticoagulants, which are generally prescribed to prevent or treat blood clotting in patients. In the U.S., Innohep® is approved for the treatment of acute, symptomatic deep vein thrombosis, or DVT, which is a subset of the overall anticoagulant market. DVT occurs when a blood clot develops in the deep veins of the legs. If not effectively treated, DVT can lead to pulmonary embolisms that, in turn, can result in death. Cancer patients are particularly at risk to develop DVT, either from the disease itself or as a side effect of certain cancer treatments. The estimated prevalence of DVT in cancer patients ranges from 15-20%. Further, according to the American Cancer Society, approximately 1.3 million new cases of cancer occur in the U.S. each year. We believe that 21%, or approximately 277,000, of these patients are highly predisposed to DVT occurrence.

      The acquisition of the marketing and distribution rights to Innohep® allowed us to establish our sales and marketing organization in the U.S. in a cost-effective manner, and provided us with access and exposure to the opinion leaders that influence product sales in the hematology and oncology markets. We completed the hiring and training of our U.S. sales force and relaunched Innohep® in October 2002. The demand for Innohep®, as determined by our sales to hospitals and clinics, has increased by an average of 18% per month since October 2002. Innohep® is administered through a subcutaneous injection once daily for at least a six day cycle.

      We attribute the growth we have experienced in Innohep® sales to our strategy of focusing our marketing efforts on hematologists and oncologists, groups often overlooked by pharmaceutical companies marketing other anticoagulants. Hematologists and oncologists are among the top three prescribers of DVT treatments. We believe, however, that only a small number of the sales calls made to DVT treatment prescribers are made to hematologists and oncologists. Innohep® does not require a dosing adjustment for weight-compromised, elderly or renally-impaired patients. Because these are common conditions for cancer patients, we believe that this feature, combined with the convenience of its once per day dosing, makes Innohep® the treatment of choice for a cancer patient with DVT.

      Innohep® is used predominantly as a treatment for DVT since this is its only approved indication. In order to achieve the long-term sales potential that we believe Innohep® has, use of the drug will need to be expanded into other areas. One area of particular interest is the use of Innohep® for the prevention of DVT in high-risk cancer patients. Our development strategy for Innohep® includes funding clinical studies, including studies that examine the use of Innohep® in prevention and treatment of cancer patients to generate data suitable for publication.

Refludan®

      Refludan®, the tradename for lepirudin, is an antithrombin agent for patients with heparin-induced thrombocytopenia type II, or HIT type II. Refludan® is approved in 42 countries outside of North America. In May 2002, we entered into an agreement with Schering AG to license the exclusive marketing and distribution rights to Refludan® in all markets outside of North America. Hoechst Marion Roussel, or HMR, originally developed Refludan®. As a condition to the merger of HMR with Rhone Poulenc Rorer to form Aventis Pharmaceuticals, Aventis divested itself of Refludan® on a global basis to Schering AG, which continues to market the product in the U.S. and Canada through its subsidiary, Berlex Laboratories, Inc. Although approved in 42 countries outside of North America, Aventis had actively marketed the product only in Germany. We are currently marketing Refludan® principally in Europe and Australia.

      HIT is an allergic, adverse immune response to heparin. Generally this response occurs after 2 to 4 days of heparin exposure, resulting in an absence of sufficient cell platelets to enable blood clotting. HIT occurs in 2-3% of patients treated with unfractionated heparin and 1-2% of patients treated with low molecular weight heparins. There are two forms of HIT. The first is relatively benign. The second, known as HIT type II, is a more serious form with the potential for significant impact on patient morbidity and mortality. Refludan® is prescribed for the treatment of HIT type II. Refludan® is administered through subcutaneous injection or infusion.

      We believe that increasing the awareness of HIT and the clinical importance of effectively treating this condition will positively impact its diagnosis and treatment. Beginning in October 2002 and continuing through

2003, we organized a number of symposia among leading hematologists in Europe, which we called “HIT Schools,” to provide these specialists with the latest information about HIT and its impact, as well as appropriate treatment regimens. These medical education programs are our primary marketing activity as we work to build awareness of HIT. Nevertheless, given the relatively low incidence rate for HIT, we do not expect Refludan® sales to grow significantly above the current level. In addition, we expect the potential for Refludan® sales growth to be limited as a result of the warning letter Schering issued to doctors in Germany, following the advice of the EMEA, regarding the incidence of anaphylaxis, a severe allergic reaction, in approximately a dozen patients treated with Refludan® in both the U.S. and Europe, five of which cases resulted in fatalities. Although the possibility of anaphylaxis from Refludan® is a known possible reaction and is indicated in the product’s label, the occurrences referenced in the warning letter appeared to be at a higher frequency than had previously been reported.

      In addition to adding a marketed product to our portfolio, the acquisition of Refludan® allowed us to achieve our objective of establishing a sales and marketing organization throughout Europe and our other non-U.S. markets. The primary target physician audience for Refludan® is hematologists. With the planned launch of thalidomide and, later, azacitidine, it was important that we develop our commercial organization and establish relationships with the key prescribers of these products. We were able to achieve that objective in Europe through our acquisition of Refludan®. Today we have sales and marketing organizations established in each of the primary European markets, Australia, and, through third party distributors, in 20 additional countries throughout Europe and Asia.

Sales, Marketing and Distribution

      We have an established sales and marketing organization in the U.S., Europe and Australia. Our U.S. field-based sales organization consists of 31 professionals, including 22 clinical account specialists, three sales managers, three medical science liaisons, and three national account specialists. Our clinical account specialists and sales managers average over 10 years pharmaceutical sales experience. Our clinical account specialists are based in or around major metropolitan areas with large inpatient and outpatient cancer treatment centers. Currently, they target hematologists and oncologists who prescribe high volumes of cancer therapies as well as low molecular weight heparin products. The concentration of high volume prescribers enables us to promote Innohep® with a small, dedicated sales and marketing organization. If Vidaza is approved in the U.S., we expect to increase the number of field-based professionals to approximately sixty. While the number of target physicians would expand, we believe we can still access key opinion leaders and prescribers with a relatively small sales force.

      In Europe, we employ a general manager in each of the U.K., France, Germany, Spain and Italy. These general managers are responsible for all commercial activities in each of their home countries, and may also have responsibility for commercial activities in smaller nearby countries. Each of our subsidiaries employs, in addition to the general manager, a trained physician, regulatory specialists if required by local law, sales representatives, PRMP experts and administrative support staff. In general, we only employ nationals in each of our local subsidiaries. All marketing activities are centrally directed from our U.K. office to ensure consistency across regional markets. In addition, clinical development, regulatory affairs and information technology functions are centrally managed from our U.K. office. In this manner, we seek to develop globally consistent programs but ensure that they are implemented according to local practices. Our Australian sales and marketing organizational structure is consistent with our European structure.

      In addition to our own sales organizations, we have access to the hematology and oncology markets in 20 additional countries through relationships with our third party distributors. Pursuant to the agreements governing our relationships with our distributors, we are prohibited from selling or marketing our products on our own behalf in a country covered by one of these agreements until the applicable agreement expires.

      The chart below identifies the countries which are served directly by our sales organizations and those which we access using our third party distribution network. Parentheticals indicate the number of sales representatives based in each country. Certain of our sales representatives based in Europe have responsibility for sales activities in smaller nearby countries.

Direct Sales Countries

Australia(2) Belgium Denmark Finland France(2)	Germany(4) Ireland Italy(3) Netherlands(1) Norway	Portugal Spain(2) Sweden(1) U.K.(3) U.S.(28)

Third Party Distribution Countries

Cyprus Egypt Greece Hong Kong Israel Jordan Kuwait	Lebanon Malaysia New Zealand Oman Saudi Arabia Singapore South Africa	Switzerland Syria Taiwan Thailand Turkey United Arab Emirates

      By working closely with top scientists, physicians and association leaders, our sales and marketing professionals are able to create science-based marketing materials of interest to key opinion leaders. In addition, our product acquisition strategy has been designed to maximize the success of our sales and marketing efforts by focusing on the acquisition of products and product candidates that make a clinical difference to patients in markets responsive to key opinion leaders. We intend to seek new countries in which to promote our products and we will continue the expansion of our sales and marketing organization as product growth or product acquisitions warrant.

      In the U.S., we sell to pharmaceutical wholesalers, who in turn distribute product to retail pharmacies, hospitals, and other institutional customers. In Europe and Australia, we sell directly to retail and hospital pharmacies. Sales into countries where we have partnered with third party distributors are made directly to our partners. Net sales generated from AmerisourceBergen Corporation, a wholesale customer in the U.S., totaled approximately 10% of our total net sales for the six months ended June 30, 2003.

Regulatory and Medical Affairs

      Our regulatory affairs group is comprised of professionals with experience from both large pharmaceutical companies and biotechnology companies. The difference between an attractive drug candidate and one which is not economically viable for development often hinges on our assessment of the time and expense required to get the drug approved and sold in a particular jurisdiction. Determining the optimal regulatory pathway for commercialization is an integral part of our product candidate selection. We believe that our combination of country-specific regulatory expertise and our focus on the hematology and oncology markets provide a significant advantage as we seek to acquire additional product candidates through in-license, and move our existing product candidates forward through the approval process.

Collaborations and License Agreements

     Celgene and Penn Agreements

      In 2001, we licensed rights relating to thalidomide from both Celgene and Penn T Limited for all countries outside of North America, Japan, China, Korea and Taiwan. Under agreements with Celgene, we obtained the rights in this territory to Celgene’s formulation of thalidomide, Thalomid®, exclusive licenses or sublicenses for use in this territory of all intellectual property owned or licensed by Celgene relating to thalidomide, as well as all existing and future clinical data relating to thalidomide developed by Celgene, and an exclusive license to employ

Celgene’s patented S.T.E.P.S.® program as our PRMP. Under agreements with Penn, we became Penn’s exclusive distributor in this territory of any formulation of thalidomide manufactured by Penn, which included an exclusive supply and requirements relationship with respect to Penn’s manufacture of thalidomide for this territory. We will pay Penn and Celgene a combined royalty of 36% of net sales, less our purchase price from Penn of the units of product sold, on all of our sales of thalidomide once thalidomide is approved by the appropriate health regulatory authority for sale in any country within our license territory. In the interim, our combined royalty payment obligations to Celgene and Penn are generally lower than 36%. Our royalty payment obligations to Celgene and Penn are also subject to certain minimum yearly payment thresholds. In connection with our ongoing relationship with Celgene, and to further the clinical development of thalidomide, particularly in multiple myeloma, we have also agreed to fund an aggregate of $8.0 million of Celgene’s clinical trial development costs for clinical studies of thalidomide, with this amount payable in installments through 2005. The agreements with Celgene and Penn each have a ten year term running from the date of receipt of our first regulatory approval for thalidomide in the United Kingdom, subject, in the case of the Celgene agreement to Celgene having a right to terminate the agreement if we have not obtained that approval by November 2006. Through June 30, 2003, we had made aggregate licensing rights payments of $3.0 million to Celgene and no licensing rights payments to Penn T Limited under these agreements.

Pharmacia Agreement

      We licensed worldwide rights to azacitidine from Pharmacia & Upjohn Company, now a part of Pfizer, Inc., in June 2001. Under the terms of our agreement, we are obligated to pay Pharmacia a royalty of 20% on net sales of Vidaza, except if the data from the clinical trials of the NCI and CALGB on the use of Vidaza as a treatment for MDS patients is deemed insufficient by the FDA to support an approval of Vidaza and we are required to conduct another Phase III clinical trial for MDS prior to initial FDA approval, then the royalty rate will be 8%. Pharmacia had a one-time option that was to expire 75 days after our filing of our NDA for Vidaza with the FDA under which Pharmacia could obtain the right to participate with us in both the development of the product and its commercialization on a 50:50 basis. Had Pharmacia exercised their right, we would have negotiated a mutually acceptable joint development and promotion agreement and Pharmacia would have been obligated to reimburse us for fifty percent of the development costs that we incurred in connection with Vidaza through the date of the execution of that agreement. On September 12, 2003, Pharmacia irrevocably elected not to exercise this option. The license from Pharmacia has a term extending for the longer of the last to expire of valid patent claims in any given country or ten years from our first commercial sale of the product in a particular country. Through June 30, 2003, we had made no licensing rights payments to Pharmacia under this agreement.

LEO Pharma Agreement

      In July 2002, we obtained an exclusive license from LEO Pharma A/S to distribute Innohep® in the U.S., as well as an exclusive supply and requirements agreement with LEO Pharma for their supply to us of Innohep®. Under our agreement with LEO Pharma, we made an up-front payment for this license of $7.5 million, up to $2.5 million of which is creditable against royalty payments otherwise due during the period ending March 1, 2005. In addition, we are obligated to pay LEO Pharma royalties at the rate of 30% on annual net sales of up to $20.0 million and at the rate of 35% of annual net sales exceeding $20.0 million, less in each case our purchase price from LEO Pharma of the units of product we sell. The agreement has a term of ten years. Through June 30, 2003, we had made aggregate licensing rights payments of $7.5 million to LEO Pharma under this agreement.

Schering AG Agreement

      In May 2002, we licensed the exclusive rights from Schering AG to distribute Refludan® in all countries outside of North America. Schering produces the product for us under contract with a third-party manufacturer and sells it to us at its acquisition cost plus 5%. Originally, we entered into an interim arrangement with Schering under which we acted as Schering’s sales agent, but under which Schering continued to hold all of the relevant pharmaceutical market authorizations or product registrations for Refludan®. These agreements have been amended and replaced by a full transfer to us of all of the marketing authorizations and product registrations for Refludan® in the individual countries within our territory. We have paid Schering an aggregate of $3.0 million, and under the terms of the amendment we are obligated to make an aggregate of $10.0 million of additional fixed payments to Schering, payable in quarterly installments of $1.0 million through the end of 2005. We are also obligated to make up to $7.5 million of additional payments upon the achievement of certain milestones. We must also pay to Schering, in addition to our product acquisition costs, a royalty of 8% of our net sales of Refludan® during the period through December 31, 2003 and a royalty of 14% of our net sales of Refludan® thereafter. However, when we have paid $12.0 million in royalties measured from January 2004, the royalty rate will be reduced to 6%. The term of the agreement expires in September 2023. Through June 30, 2003, we had made aggregate licensing rights payments of $3.4 million to Schering under this agreement.

CALGB Agreement

      In November 2001, we entered into a collaboration agreement with the Cancer and Leukemia Group B Foundation pursuant to which the CALGB agreed to provide us with the data produced by its azacitidine studies in exchange for aggregate payments of approximately $1.1 million. We intend to incorporate the data provided to us by the CALGB in our NDA submission. The CALGB has agreed not to permit any other party to use its azacitidine data in connection with an NDA until such time as we cease our efforts to commercialize azacitidine.

Manufacturing

      We currently use, and expect to continue to be dependent upon, contract manufacturers to manufacture each of our products. We do not maintain alternative manufacturing sources for any of our products. Our contract manufacturers and distributors are subject to extensive governmental regulation. Regulatory authorities in our markets require that drugs be manufactured, packaged and labeled in conformity with Good Manufacturing Practices, or cGMPs. We have established a quality control and quality assurance program, including a set of standard operating procedures and specifications, designed to ensure that our products are manufactured in accordance with cGMPs, and other applicable domestic and foreign regulations.

      Thalidomide. We obtain our two formulations of thalidomide from two different suppliers. Thalidomide Pharmion 50mg is formulated, encapsulated and packaged for us by Penn Pharmaceuticals Services Limited of Great Britain in a facility that is in compliance with the regulatory standards of each of the countries where we sell and expect to sell the product. Under the terms of this agreement we purchase from Penn all of our requirements of the product. Pricing is subject to an annual adjustment based upon the fully allocated cost of manufacture. This agreement terminates upon the tenth anniversary of the date upon which we receive regulatory approval for thalidomide in the U.K.

      Thalidomide Laphal is formulated, encapsulated and packaged for us by Laphal Industrie in a facility that is in compliance with the regulatory standards of each of the countries where we sell and expect to sell the product. Pricing is subject to an annual adjustment based upon a formula that accounts for increases in the cost of manufacture. In addition, in the event that prior to the expiration of the agreement we decide to discontinue ordering Thalidomide Laphal from Laphal Industrie, we are obligated to provide twelve months advance notice and pay €300,000. If our notice to discontinue ordering Thalidomide Laphal is not timely, the fee may increase to as much as €500,000. This agreement terminates in March 2013.

      Vidaza. Under the terms of two development agreements, Ash Stevens, Inc. and Ben Venue Labs provide us with clinical supplies and manufacturing services for azacitidine. Azacitidine drug substance is manufactured for us by Ash Stevens, who sends the product in its raw form to Ben Venue Labs. Ben Venue Labs then formulates the product, fills the product into vials and labels the finished product for us. Both Ash Stevens and Ben Venue Labs operate facilities that are in compliance with the regulatory standards of each of the countries where we expect to sell the product. We expect to enter into commercial supply agreements with both Ash Stevens and Ben Venue prior to receiving regulatory market approval for azacitidine.

      Innohep®. Innohep® is formulated and packaged for us by LEO Pharmaceutical Products Ltd. in a facility that is in compliance with FDA requirements. Under our agreement, we are required to purchase our Innohep® requirements exclusively from LEO. Pricing may be adjusted annually based upon changes in the Danish Pay Index. This agreement terminates in June 2012.

      Refludan®. Refludan® is manufactured in a facility that meets the standards of each of the countries where we sell and expect to sell the product by a third-party manufacturer, who then supplies the drug to our supplier, Schering AG. Under our agreement, we are required to purchase our Refludan® requirements exclusively from Schering. The cost of goods is subject to an annual adjustment under the existing supply agreement between Schering and the third-party manufacturer. This agreement terminates in 2022.

Government Regulation

      Regulation by governmental authorities in the U.S. and other countries is a significant factor in the manufacture and marketing of our products and in ongoing research and product development activities. All of our products require regulatory approval by governmental agencies prior to commercialization. In particular, our products are subject to rigorous preclinical and clinical testing and other approval requirements by the FDA and similar regulatory authorities in other countries. Various statutes and regulations also govern or influence the manufacturing, safety, reporting, labeling, storage, record keeping and marketing of our products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could harm our business.

      The regulatory requirements relating to the manufacturing, testing and marketing of our products may change from time to time. For example, at present, member states in the E.U. are in the process of incorporating into their domestic laws the provisions contained in the E.U. Directive on the implementation of good clinical practice in the conduct of clinical trials. The Directive imposes more onerous requirements in relation to certain aspects of clinical trial conduct than are currently in place in many member states. This may impact our ability to conduct clinical trials and the ability of independent investigators to conduct their own research with support from us. In addition, the E.U. rules concerning the authorization of medicinal products are in the process of being amended. We do not expect the new rules to apply until 2005. The final rules are not yet available and as such the impact upon our business cannot be known at this time.

Product Approval

      The clinical development, manufacturing and marketing of our products are subject to regulation by various authorities in the U.S., the E.U. and other countries, including, in the U.S., the FDA, and, in the E.U., the EMEA. The Federal Food, Drug, and Cosmetic Act, the Public Health Service Act in the U.S. and numerous directives, regulations, local laws and guidelines in the E.U. govern the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of our products. Product development and approval within these regulatory frameworks takes a number of years and involves the expenditure of substantial resources.

      Regulatory approval will be required in all the major markets in which we, or our licensors, seek to test our products in development. At a minimum, such approval requires the evaluation of data relating to the quality, safety and efficacy of a product for its proposed use. The specific types of data required and the regulations relating to this data will differ depending on the territory, the drug involved, the proposed indication and the stage of development.

      In general, new chemical entities are tested in animals until adequate proof of safety is established. Clinical trials for new products are typically conducted in three sequential phases that may overlap. In Phase I, the initial introduction of the pharmaceutical into healthy human volunteers, the emphasis is on testing for safety (adverse effects), dosage tolerance, metabolism, distribution, excretion and clinical pharmacology. Phase II involves studies in a limited patient population to determine the initial efficacy of the pharmaceutical for specific targeted indications, to determine dosage tolerance and optimal dosage and to identify possible adverse side effects and safety risks. Once a compound shows evidence of effectiveness and is found to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to more fully evaluate clinical outcomes.

      In the U.S., specific preclinical data and chemical data, as described above, needs to be submitted to the FDA as part of an Investigational New Drug application, or IND, which, unless the FDA objects, will become effective 30 days following receipt by the FDA. Phase I studies in human volunteers may commence only after the application becomes effective. Prior regulatory approval for human healthy volunteer studies is also required in member states of the E.U. Currently, in each member state of the E.U., following successful completion of Phase I studies, data is submitted in summarized format to the applicable regulatory authority in the member state in respect of applications for the conduct of later Phase II studies. The regulatory authorities in the E.U. typically have between one and three months in which to raise any objections to the proposed study, and they often have the right to extend this review period at their discretion. In the U.S., following completion of Phase I studies, further submissions to regulatory authorities are necessary in relation to Phase II and III studies to update the existing IND. Authorities may require additional data before allowing the studies to commence and could demand that the studies be discontinued at any time if there are significant safety issues. In addition to the regulatory review, a study involving human subjects has to be approved by an independent body. The exact composition and responsibilities of this body will differ from country to country. In the U.S., for example, each study will be conducted under the auspices of an independent Institutional Review Board at the institution at which the study is conducted. This board considers among other things, the design of the study, ethical factors, the safety of the human subjects and the possible liability risk for the institution. Equivalent rules apply in each member state of the E.U. where one or more independent ethics committees, which typically operate similarly to an Institutional Review Board, will review the ethics of conducting the proposed research. Other authorities around the rest of the world have slightly differing requirements involving both the execution of clinical trials and the import/export of pharmaceutical products. It is our responsibility to ensure we conduct our business in accordance with the regulations of each relevant territory.

      Information generated in this process is susceptible to varying interpretations that could delay, limit or prevent regulatory approval at any stage of the approval process. The failure to demonstrate adequately the quality, safety and efficacy of a therapeutic drug under development would delay or prevent regulatory approval of the product. There can be no assurance that if clinical trials are completed, either we or our collaborative partners will submit applications for required authorizations to manufacture and/or market potential products (including a marketing authorization application, NDA or abbreviated NDA) or that any such application will be reviewed and approved by the appropriate regulatory authorities in a timely manner, if at all.

      In order to gain marketing approval we must submit a dossier to the relevant authority for review, which is known in the U.S. as an NDA and in the E.U. as a marketing authorization application, or MAA. The format is usually specific and laid out by each authority, although in general it will include information on the quality of the chemistry, manufacturing and pharmaceutical aspects of the product as well as the non-clinical and clinical data. The FDA undertakes the review for the U.S. In the E.U. there is, for many products, a choice of two different authorization routes: centralized and decentralized. Under the centralized route one marketing authorization is granted for the entire E.U., while under the decentralized route a series of national marketing authorizations are granted. In the centralized system the application will be reviewed by members of the Committee for Proprietary Medicinal Products, or the CPMP, on behalf of the EMEA. The EMEA will, based upon the review of the CPMP, provide an opinion to the European Commission on the safety, quality and efficacy of the product. The decision to grant or refuse an authorization is made by the European Commission. In circumstances where use of the centralized route is not mandatory, we can choose to use the decentralized route, in which case the application will be reviewed by one member state’s regulatory agency. If the regulatory agency grants the authorization, other member states’ regulatory authorities are asked to “mutually recognize” the authorization granted by the first member state’s regulatory agency. Approval can take several months to several years, or be denied. The approval process can be affected by a number of factors. Additional studies or clinical trials may be requested during the review and may delay marketing approval and involve unbudgeted costs. The regulatory authorities may conduct an inspection of relevant facilities, and review manufacturing procedures, operating systems and personnel qualifications. In addition to obtaining approval for each product, in many cases each drug manufacturing facility must be approved. Further inspections may occur over the life of the product. An inspection of the clinical investigation sites by a competent authority may be required as part of the regulatory approval procedure. As a condition of marketing approval, the regulatory agency may require post-marketing surveillance to monitor for adverse effects, or other additional studies as deemed appropriate. After approval for the initial indication, further clinical studies are usually necessary to gain approval for any additional indications. The terms of any approval, including labelling content, may be more restrictive than expected and could affect the marketability of a product.

      The FDA offers an accelerated approval procedure for certain drugs under Subpart H of the agency’s NDA approval regulations. Subpart H provides for accelerated NDA approval for new drugs intended to treat serious or life-threatening diseases where the drugs provide a meaningful therapeutic advantage over existing treatment. Under this accelerated approval procedure, the FDA may approve a drug based on evidence from adequate and well-controlled studies of the drug’s effect on a surrogate endpoint that reasonably suggest clinical benefits, or on evidence of the drug’s effect on a clinical endpoint other than survival or irreversible morbidity. This approval is conditioned on the favorable completion of trials to establish and define the degree of clinical benefits to the patient. These post-approval clinical trials, known as Phase IV trials, would usually be underway when the product obtains this accelerated approval. If, after approval, a Phase IV trial establishes that the drug does not perform as expected, or if post-approval restrictions are not adhered to or are not adequate to ensure the safe use of the drug, or other evidence demonstrates that the product is not safe or effective under its conditions of use, the FDA may withdraw approval. This accelerated approval procedure for expediting the clinical evaluation and approval of certain drugs may shorten the drug development process by as much as two to three years.

      U.S. law also provides for special review and approval procedures for so-called fast track products. These fast track procedures were enacted as part of the FDA Modernization Act of 1997, and are intended to facilitate and expedite the review of drugs intended to treat serious or life-threatening conditions where the drug demonstrates the potential to address unmet medical needs. The FDA will grant a fast track designation where these criteria are met. Sponsors may request that the FDA designate a drug as a fast track product upon or after the filing of an IND. Applications for approval of a fast track product may be submitted and reviewed by the FDA on a “rolling” basis, where portions of an application are submitted and reviewed before the entire application is submitted. The FDA may approve a fast track product based upon a determination that the product has an effect on a clinical endpoint or on a surrogate endpoint that is reasonably likely to predict clinical benefit. Approval of a fast track product may be subject to requirements to conduct post-approval confirmatory studies and to submit promotional materials to the FDA at least 30 days prior to dissemination. In addition, the FDA may use expedited procedures to withdraw approval of a fast track product where a sponsor fails to complete required post-approval studies, where the post-approval studies fail to verify clinical benefit, or under other conditions. Receipt of fast track designation does not provide an assurance that the FDA will approve a product, or provide an assurance of the timing of any approval.

      Accelerated approval can also arise based on the FDA’s designation of an application as a priority submission under the performance goals that the FDA has committed to in connection with the Prescription Drug User Fee Act of 1992, as reauthorized in 1997 and 2002. A product is designated for priority review where, if approved, it would represent a significant improvement compared to marketed products in the treatment, diagnosis or prevention of a disease. In the case of biological drugs, the disease involved must be serious or life-threatening. The FDA has a performance goal of reviewing and acting on original priority NDA applications within 6 months of receipt. This does not mean that the FDA will necessarily approve or deny a priority application with 6 months. Rather it means that the FDA has a goal of issuing a so-called complete action letter within 6 months setting forth any specific deficiencies and the actions necessary to place the application in a condition where it can be approved.

      The E.U. rules relating to marketing authorizations permit, in “exceptional circumstances,” the regulatory authorities to grant a marketing authorization where the applicant is not able to provide the usual comprehensive set of data relating to safety and efficacy, because the targeted disease state is rarely encountered or because there is a lack of scientific knowledge about the disease, or because it would be unethical to collect such data. Marketing authorizations granted on an exceptional circumstances basis are normally subject to the holder fulfilling certain obligations, such as completion by the applicant of particular clinical studies.

      In many markets outside of the U.S., regulations exist that permit patients to gain access to unlicensed pharmaceuticals, particularly for severely ill patients where other treatment options are limited or non-existent. Generally, the supply of pharmaceuticals under these circumstances is termed “compassionate use” or “named patient” supply. In the E.U., each member state has developed its own system under an E.U. Directive that permits the exemption from traditional pharmaceutical regulation of “medicinal products supplied in response to a bona fide unsolicited order, formulated in accordance with specifications of an authorized health care professional and for use by his individual patients on his direct personal responsibility.” Essentially, two systems operate among E.U. member states: approval can be given for “cohort” supply, meaning more than one patient can be supplied in accordance with an agreed treatment protocol; or, alternatively, as is the case in the majority of E.U. member states, supply is provided on an individual patient basis. Some countries, such as France, have developed other systems, where an ATU involves a thorough review and approval by the regulator of a regulatory data package. In France, the company then receives an approval to supply. All E.U. member states require assurance of the quality of the product, which is usually achieved by provision of good manufacturing practice, or GMP, certification. In the majority of markets, the prescribing physician is responsible for the use for the product and in some countries the physician in conjunction with the pharmacist must request approval from the regulator to use the unlicensed pharmaceutical. Outside of the E.U., many countries have developed named patient systems similar to those prevalent in Europe.

      The U.S., the E.U. and Australia may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which, in the U.S., is generally a disease or condition that affects no more than 75 in 100,000 persons or fewer than 200,000 individuals. In the E.U., orphan drug designation can be granted if: the disease is life threatening or chronically debilitating and affects no more than 50 in 100,000 persons in the E.U.; without incentive it is unlikely that the drug would generate sufficient return to justify the necessary investment; and no satisfactory method of treatment for the condition exists or, if it does, the new drug will provide a significant benefit to those affected by the condition. In Australia, orphan drug designation can be granted to drugs intended to treat a disease that affects no more than 11 in 100,000 persons or fewer than 2,000 individuals. If a product that has an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the applicable regulatory authority may not approve any other applications to market the same drug for the same indication, except in certain very limited circumstances, for a period of seven years in the U.S., ten years in the E.U. and five years in Australia. Orphan drug designation does not prevent competitors from developing or marketing different drugs for an indication. Orphan drug designation must be requested before submitting an NDA or MAA. After orphan drug designation is granted, the identity of the therapeutic agent and its potential orphan use are publicly disclosed. Orphan drug designation does not convey an advantage in, or shorten the duration of, the review and approval process.

      For both currently marketed and future products, failure to comply with applicable regulatory requirements after obtaining regulatory approval can, among other things, result in the suspension of regulatory approval, as well as possible civil and criminal sanctions. Renewals in Europe may require additional data, which may result in a license being withdrawn. In the U.S. and the E.U., regulators have the authority to revoke, suspend or withdraw approvals of previously approved products, to prevent companies and individuals from participating in the drug-approval process, to request recalls, to seize violative products and to obtain injunctions to close manufacturing plants not operating in conformity with regulatory requirements and to stop shipments of violative products. In addition, changes in regulation could harm our financial condition and results of operation.

Product Regulation

      We are also subject to various federal and state laws pertaining to health care “fraud and abuse,” including anti-kickback laws and false claims laws. Anti-kickback laws make it illegal for a prescription drug manufacturer to solicit, offer, receive, or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular drug. False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to third party payors (including Medicare and Medicaid) claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services.

      As a drug marketer, we are a participant in the Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, and under amendments of that law that became effective in 1993. Participation in this program includes requirements such as extending comparable discounts under the Public Health Service, or PHS, pharmaceutical pricing program. Under the Medicaid rebate program, we would pay a rebate for each unit of our product reimbursed by Medicaid. The amount of the rebate for each product is set by law as a minimum 15.1% of the average manufacturer price, or AMP, of that product, or if it is greater, the difference between AMP and the best price available from us to any customer. The rebate amount also includes an inflation adjustment if AMP increases faster than inflation. The PHS pricing program extends discounts comparable to the Medicaid rebate to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of poor Medicare and Medicaid beneficiaries. The rebate amount is recomputed each quarter based on our reports of our current average manufacturer price and best price for each of our products to the Health Care Financing Administration.

      As a result of the Veterans Health Care Act of 1992, federal law requires that product prices for purchases by the Veterans Administration, the Department of Defense, Coast Guard, and the PHS (including the Indian Health Service) be discounted by a minimum of 24% off the AMP to non-federal customers, the non-federal average manufacturer price, or non-FAMP. Our computation and report of non-FAMP is used in establishing the price, and the accuracy of the reported non-FAMP may be audited by the government under applicable federal procurement laws.

      Under the laws of the U.S., the member states of the E.U. and other countries, we and the institutions where we sponsor research are subject to certain obligations to ensure the protection of personal information of human subjects participating in our clinical trials. We have instituted procedures that we believe will enable us to comply with these requirements and the contractual requirements of our data sources. The laws and regulations in this area are evolving and further regulation, if adopted, could effect the timing and the cost of future clinical development activities.

      We are subject to the U.S. Foreign Corrupt Practices Act which prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. Under this act, it is illegal to pay, offer to pay, or authorize the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity.

Pricing Controls

      Before a pharmaceutical product may be marketed and sold in certain foreign countries the proposed pricing for the product must be approved. The requirements governing product pricing vary widely from country to country and can be implemented disparately at the national level.

      The E.U. generally provides options for its member states to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. For example, the regulation of prices of pharmaceuticals in the United Kingdom is generally designed to provide controls on the overall profits that pharmaceutical companies may derive from their sales to the U.K. National Health Service. The U.K. system is generally based on profitability targets or limits for individual companies which are normally assessed as a return on capital employed by the company in servicing the National Health Service market, comparing capital employed and profits.

      In comparison, Italy generally establishes prices for pharmaceuticals based on a price monitoring system. The reference price is the European average price calculated on the basis of the prices in four reference markets: France, Spain, Germany and the U.K. Italy typically establishes the price of medicines belonging to the same therapeutic class on the lowest price for a medicine belonging to that category. Spain generally establishes the selling price for new pharmaceuticals based on the prime cost, plus a profit margin within a range established each year by the Spanish Commission for Economic Affairs. Promotional and advertising costs are limited.

      There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceuticals will allow favorable reimbursement and pricing arrangements for our products. In addition, in the U.S. there have been, and we expect that there will continue to be, a number of federal and state proposals to implement governmental pricing control.

Third Party Reimbursement

      In the U.S., E.U. and elsewhere, sales of therapeutic and other pharmaceutical products are dependent in part on the availability of reimbursement to the consumer from third party payers, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services. The E.U. generally provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement. Member states in the E.U. can opt to have a “positive” or a “negative” list. A positive list is a listing of all medicinal products covered under the national health insurance system, whereas a negative list designates which medicinal products are excluded from coverage. In the E.U., the U.K. and Spain use a negative list approach, while France uses a positive list approach. In Canada, each province decides on reimbursement measures. In some countries, in addition to positive and negative lists, products may be subject to a clinical and cost effectiveness review by a health technology assessment body. A negative determination by such a body in relation to one of our products could affect the prescribing of the product. For example, in the U.K., the National Institute for Clinical Excellence, or the NICE, provides guidance to the National Health Service on whether a particular drug is clinically effective and cost effective. Although presented as “guidance,” doctors are expected to take the guidance into account when choosing a drug to prescribe. In addition, health authorities may not make funding available for drugs not given a positive recommendation by the NICE. There is a risk that a negative determination by the NICE will mean fewer prescriptions. Although the NICE will consider drugs with orphan status, there is a degree of tension in the application by the NICE of the standard cost assessment for orphan drugs, which are often priced more highly to compensate for the limited market. It is unclear whether the NICE will adopt a more relaxed approach toward the assessment of orphan drugs. We cannot assure you that any of our products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive and profitable basis.

      Our present and future business has been and will continue to be subject to various other laws and regulations.

Patents and Proprietary Rights

      Our success will depend in part on our ability to protect our existing products and the products we acquire or license by obtaining and maintaining a strong proprietary position both in the U.S. and in other countries. To develop and maintain such a position, we intend to continue relying upon patent protection, orphan drug status, trade secrets, know-how, continuing technological innovations and licensing opportunities. Of our four existing products, only Thalidomide Pharmion 50mg and Refludan® have patent protection. Thalidomide Pharmion 50mg is covered by a use patent in Europe that prohibits third parties from using thalidomide as an ingredient in a treatment for a condition associated with angiogenesis, such as multiple myeloma. This use patent expires on February 24, 2014. Refludan® is covered by both process and composition patents in Europe that are set to begin expiring on July 30, 2005. Although patent protection for Vidaza and Innohep® have expired, we jointly own with Ash Stevens, Inc. two patent applications that protect certain manufacturing processes and technological innovations applicable to Vidaza. In addition, we intend to seek patent protection whenever available for any products or product candidates and related technology we acquire in the future.

      The patent positions of pharmaceutical firms like us are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, we do not know whether any of the products or product candidates we acquire or license will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or will be challenged, circumvented or invalidated. Because patent applications in the U.S. and certain other jurisdictions are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office or a foreign patent office to determine priority of invention, or in opposition proceedings in a foreign patent office, either of which could result in substantial cost to us, even if the eventual outcome is favorable to us. There can be no assurance that the patents, if issued, would be held valid by a court of competent jurisdiction. An adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using such technology. To the extent prudent, we intend to bring litigation against third parties that we believe are infringing one or more of our patents, including the use patent we hold for thalidomide in Europe.

      In the absence of patent protection for our existing products and any products or product candidates we should acquire in the future, we have sought and intend to continue seeking orphan drug status whenever it is available. To date, we have been granted orphan drug status in the U.S. for Vidaza for the indication MDS, in the E.U. for Vidaza for the indication MDS and for Thalidomide Pharmion 50mg for the indications multiple myeloma and ENL and in Australia for Vidaza for the indication MDS and for Thalidomide Pharmion 50mg for the indications multiple myeloma and ENL. If a product which has an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the applicable regulatory authority may not approve any other applications to market the same drug for the same indication, except in certain very limited circumstances, for a period of seven years in the U.S. and ten years in the E.U. Orphan drug designation does not prevent competitors from developing or marketing different drugs for an indication. See “Government Regulation” for a more detailed description of orphan drug status.

      We also rely on trade secret protection for our confidential and proprietary information. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our trade secrets. However, we believe that the substantial costs and resources required to develop technological innovations, such as the PRMP, will help us to protect the competitive advantage of our products.

      It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual shall be our exclusive property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

Competition

      The development and commercialization of new drugs is competitive and we will face competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Our competitors may develop or market products or other novel technologies that are more effective, safer or less costly than any that have been or are being developed by us, or may obtain regulatory approval for their products more rapidly than we may obtain approval for ours.

      The acquisition or licensing of pharmaceutical products is also very competitive, and a number of more established companies, which have acknowledged strategies to license or acquire products, may have competitive advantages as may other emerging companies taking similar or different approaches to product acquisitions. In addition, a number of established research-based pharmaceutical and biotechnology companies may acquire products in late stages of development to augment their internal product lines. These established companies may have a competitive advantage over us due to their size, cash flows and institutional experience.

      Many of our competitors will have substantially greater financial, technical and human resources than we have. Additional mergers and acquisitions in the pharmaceutical industry may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances made in the commercial applicability of technologies and greater availability of capital for investment in these fields. Our success will be based in part on our ability to build and actively manage a portfolio of drugs that addresses unmet medical needs and create value in patient therapy.

      Thalidomide Pharmion 50mg. We believe that the primary competition for Thalidomide Pharmion 50mg are Velcade™ from Millennium Pharmaceuticals Inc., a proteasome inhibitor, and Revimid™ from Celgene, a small molecule compound that affects multiple cellular pathways and is currently being evaluated for a wide range of hematological cancers, including relapsed and refractory multiple myeloma.

      Vidaza. We believe that the primary competition for Vidaza are Thalomid® and Revimid, each from Celgene, and Decitabine from Supergen Inc., which, like Vidaza, is a demethylating agent.

      Innohep®. We believe that the primary competition for Innohep® are two low molecular weight heparins, Lovenox® from Aventis, the top-selling low molecular weight heparin worldwide, and Fragmin® from Pharmacia Corporation, as well as Arixtra® from Sanofi-Synthelabo, the first of a new class of anti-thrombotic drugs which are factor Xa inhibitors.

      Refludan®. We believe that the primary competition for Refludan® is Argatroban from GlaxoSmithKline plc, an anticoagulant indicated for both the prevention and treatment of HIT.

Plan of Operation

      Our plan of operation for the remainder of 2003 and the first six months of 2004 is to:

•	continue our efforts to obtain full regulatory approval in Europe for Thalidomide Pharmion 50mg, while continuing compassionate use and named patient sales of this drug;

•	submit our regulatory applications for Vidaza in the U.S., Europe and Australia in the first quarter of 2004;

•	expand our sales and marketing organization; and

•	continue to acquire or in-license rights to late-stage development and approved products which we feel offer significant opportunities for us.

      We believe that the proceeds from this offering of shares of our common stock will satisfy our cash requirements during this period, including our clinical studies commitments in connection with the development of Thalidomide Pharmion 50mg and Vidaza, product licensing payments and costs related to the expansion of our sales and marketing organization.

Employees

      As of June 30, 2003, we had 166 employees, consisting of 59 in regulatory affairs and clinical development, 81 in sales and marketing and 26 in general and administrative. We believe that our relations with our employees are good and we have no history of work stoppages.

Facilities

      We lease approximately 29,000 square feet of space in our headquarters in Boulder, Colorado under a lease that expires in 2008. We also lease clinical development, sales and marketing, and support offices in other parts of the U.S. and abroad. We have no laboratory, research or manufacturing facilities. We believe that our current facilities are adequate for our needs for the foreseeable future and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations on commercially reasonable terms.

Legal Proceedings

      We are not engaged in any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

      Our executive officers and directors as of September 30, 2003 are:

Name	Age	Position

Patrick J. Mahaffy	40	President and Chief Executive Officer; Director
Judith A. Hemberger, Ph.D.	56	Executive Vice President and Chief Operating Officer; Director
Erle T. Mast	41	Chief Financial Officer
Gillian C. Ivers-Read	50	Vice President, Clinical Development and Regulatory Affairs
Michael Cosgrave	48	Vice President, International Commercial Operations
Brian G. Atwood	50	Director
M. James Barrett, Ph.D.	60	Director
James Blair, Ph.D.	64	Director
Cam L. Garner	55	Director
Jay Moorin	52	Director
Dr. Thorlef Spickschen	62	Director

      Patrick J. Mahaffy is a founder of Pharmion, and has served as our President and Chief Executive Officer and a member of our board of directors since our inception. From 1992 through 1998, Mr. Mahaffy was President and Chief Executive Officer of NeXagen, Inc. and its successor, NeXstar Pharmaceuticals, Inc., a biopharmaceutical company. Prior to that, Mr. Mahaffy was a Vice President at E.M. Warburg Pincus and Co.

      Judith A. Hemberger, Ph.D., is a founder of Pharmion, and has served as our Executive Vice President and Chief Operating Officer and a member of our board of directors since our inception. From 1997 to 1999, she worked as a consultant to various healthcare companies. During this period she also served as a Senior Vice President of Business Development at AVAX Technologies, Inc., a vaccine technology company. From 1979 to 1997, Dr. Hemberger worked at Marion Laboratories and successor companies Marion Merrell Dow and Hoechst Marion Roussel. She led a number of strategic functions including Professional Education, Global Regulatory Affairs, Global Medical Affairs, and Commercial Development. Her final role in the company was Senior Vice President of Global Drug Regulatory Affairs. Ms. Hemberger currently serves on the board of directors of Perrigo Company.

      Erle T. Mast has served as our Chief Financial Officer since July 2002. From 1997 through 2002, Mr. Mast worked for Dura Pharmaceuticals and its successor, Elan Corporation. From 2000 to 2002, he served as Chief Financial Officer for the Global Biopharmaceuticals business for Elan. From 1997 to 2000, Mr. Mast served as Vice President of Finance for Dura. Prior to that, Mr. Mast was a partner with Deloitte & Touche, LLP.

      Gillian C. Ivers-Read has served as our Vice President, Clinical Development and Regulatory Affairs since April 2002. From 1996 to 2001, Ms. Ivers-Read held various regulatory positions with Hoechst Marion Roussel and its successor Aventis Pharmaceuticals, Inc., where she most recently held the position of Vice President, Global Regulatory Affairs. From 1994 to 1996, Ms. Ivers-Read was Vice President, Development and Regulatory affairs for Argus Pharmaceuticals and from 1984 to 1994 she served as a regulatory affairs director for Marion Merrell Dow.

      Michael Cosgrave has served as our Vice President, International Commercial Operations since November 2000. From 1991 to November 2000, Mr. Cosgrave served in various business development and sales and marketing positions for NeXagen, Inc. and its successor, NeXstar Pharmaceuticals, Inc., where he most recently held the position of Vice President, Sales and Marketing with responsibility for markets in the Middle East, Asia, Africa, Australia and Greece. From 1980 to 1991, Mr. Cosgrave worked for Johnson and Johnson UK Ltd. with business development and general manager responsibilities in various international countries.

      Brian G. Atwood has served as a member of our board of directors since January 2000. Mr. Atwood co-founded Versant Ventures, a venture capital firm focussing on healthcare, in 1999. Mr. Atwood is also a managing member of Brentwood Associates. Mr. Atwood also serves on the board of directors of several privately-held pharmaceutical and biotechnology companies, including BioMedicines, Inc., Salmedix, Inc. and Xenogen Corporation.

      M. James Barrett, Ph.D., has served as a member of our board of directors since December 2001. Since September 2001, Dr. Barrett has served as a general partner of New Enterprise Associates, a venture capital firm focussing on the healthcare and information technology industries. From 1997 to 2001, Dr. Barrett served as Chairman and Chief Executive Officer of Sensors for Medicine and Science, Inc., which he founded in 1997. Dr. Barrett also serves on the board of directors of Medimmune, Inc., as well as several privately-held healthcare companies, including Inhibitex, Inc., Iomai Corporation, Peptimmune, Inc., and Targacept, Inc., as well as continuing to serve as Chairman of Sensors for Medicine and Science, Inc.

      James Blair, Ph.D., has served as a member of our board of directors since January 2000. Since 1985, Dr. Blair has served as a general partner of Domain Associates, L.L.C., a venture capital management company focused on life sciences. Dr. Blair also serves on the board of directors of Vista Medical Technologies, Inc., as well as several privately-held healthcare companies, including Xcel Pharmaceuticals, Inc. Dr. Blair is presently an advisor to the Department of Molecular Biology at Princeton University and an advisor to the Department of Bioengineering at the University of Pennsylvania.

      Cam L. Garner has served as a member of our board of directors since May 2001. Mr. Garner is the founder and chairman of Xcel Pharmaceuticals, Inc., a specialty pharmaceutical company. From 1989 to November 2000, Mr. Garner was Chief Executive Officer of Dura Pharmaceuticals, Inc. and its Chairman from 1995 to 2000. Mr. Garner was also the co-founder and Chairman of DJ Pharma from 1998 to 2000. Mr. Garner also serves on the board of directors of several privately-held pharmaceutical and biotechnology companies, including Xcel Pharmaceuticals, CancerVax Corporation and SkinMedica, Inc.

      Jay Moorin has served as a member of our board of directors since December 2001. In 1998, Mr. Moorin co-founded ProQuest, a venture capital firm focusing on life sciences companies, of which he currently serves as a partner. From 1991 to 1998, Mr. Moorin was CEO of Magainin Pharmaceuticals, a public development stage biotechnology company. In 1991, Mr. Moorin was Managing Director of Healthcare investment banking at Bear Stearns & Company. He held other positions there during the prior three years. From 1983 to 1988, Mr. Moorin held numerous positions in marketing and sales, strategy, and corporate management with ER Squibb, including Vice President of Marketing and Business Development of its SquibbMark division. Mr. Moorin is currently on the boards of several privately held life sciences companies, including ACMI Corporation, Acurian Inc., Guava Technologies, Inc. and Novacea, Inc. He is also an adjunct Senior Fellow of the Leonard Davis Institute at the University of Pennsylvania.

      Dr. Thorlef Spickschen has served as a member of our board of directors since December 2001. From 1994 to 2001, Dr. Spickschen was chairman and CEO of BASF Pharma/ Knoll AG. From 1984 to 1994, Dr. Spickschen worked with Boehringer Mannheim GmbH, where he was responsible for sales and marketing and has been Chairman of its Executive Board since 1990. From 1976 to 1984, Dr. Spickschen was Managing Director, Germany and Central Europe for Eli Lilly & Co. Dr. Spickschen is currently on the board of Cytos Biotechnology AG, which is publicly-traded in Switzerland, as well as the boards of several privately held companies in Europe and the U.S., including BioVision AG, Innovation GmbH, and EPICEPT Corporation.

Composition of our Board of Directors

      Immediately prior to this offering, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the Annual Meeting of

Stockholders to be held during the years 2004 for the Class I directors, 2005 for the Class II directors and 2006 for the Class III directors.

•	Our Class I directors will be Brian G. Atwood, M. James Barrett and Jay Moorin;

•	Our Class II directors will be Patrick J. Mahaffy, James Blair and Cam L. Garner; and

•	Our Class III directors will be Judith Hemberger and Thorlef Spickschen.

      Our amended and restated certificate of incorporation and bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one-third of the directors. Each officer serves at the discretion of the board of directors and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

      The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Compensation

      During the year ended December 31, 2002, members of the board of directors received no directors’ fees, other than Dr. Thorlef Spickschen, who received $10,000. We are obligated to reimburse the members of the board of directors who are not employees for all reasonable expenses incurred in connection with their attendance at directors’ meetings. Under our 2001 Non-Employee Director Stock Option Plan, any new non-employee director upon joining our board will receive an option to purchase 100,000 shares of our common stock and each non-employee director will receive an annual option grant to purchase 20,000 shares of our common stock thereafter. See the “Management — Stock Option Plans — 2001 Non-Employee Director Stock Option Plan” section for a further description of our 2001 Non-Employee Director Stock Option Plan. Directors who are also our officers or employees will not receive compensation for their services as directors.

Committees of Our Board of Directors

      As of the closing of this offering, our board will have an audit committee and a compensation committee, each of which will have the composition and responsibilities described below.

Audit Committee

      Our audit committee oversees our corporate accounting and financial reporting process. Our audit committee evaluates the independent auditors qualifications, independence and performance; determines the engagement of the independent auditors; approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the Company engagement team as required by law; reviews our financial statements; reviews our critical accounting policies and estimates; and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements. The members of our audit committee will be Messrs. Atwood, Moorin and Spickschen. Mr. Moorin will be our audit committee financial expert under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. We believe that the composition of our audit committee meets the requirements for independence under the current requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We believe that the functioning of our audit committee complies with the applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

      Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives, and setting compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The members of our compensation committee will be Messrs. Barrett, Blair and Spickschen. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

      Upon the closing of this offering, we will establish a Nominating and Corporate Governance Committee consisting of Messrs. Atwood, Blair, Barrett and Moorin, each of whom is a non-management member of our board of directors. The Nominating and Corporate Governance Committee will oversee and assist our board of directors in reviewing and recommending nominees for election as directors, assessing the performance of the board of directors, directing guidelines for the composition of our board of directors and reviewing and administering our corporate governance guidelines.

      Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or compensation committee.

Executive Compensation

      The following table sets forth summary information concerning the total compensation awarded to or earned in the year ended December 31, 2002 by our chief executive officer and by each of our four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000. We refer to these persons elsewhere in this prospectus as our “named executive officers.”

Summary Compensation Table

						Long-Term
						Compensation
						Awards
	Annual Compensation
						Securities
				Other Annual		Underlying	All Other
Name and Principal Position	Salary		Bonus	Compensation		Options	Compensation

Patrick J. Mahaffy	$294,128		$50,000	$—		225,000	$6,998	(1)
President and Chief Executive Officer; Director
Judith A. Hemberger	294,017		50,000	—		143,750	8,066	(1)
Executive Vice President and Chief Operating Officer; Director
Erle T. Mast	131,369	(2)	—	152,613	(3)	112,500	1,719	(1)
Chief Financial Officer
Gillian C. Ivers-Read	201,325	(4)	—	93,110	(5)	112,500	3,015	(1)
Vice President, Clinical Development and Regulatory Affairs
Michael Cosgrave	298,634		—	24,060	(6)	53,750	24,729	(7)
Vice President, International Commercial Operations

(1)	Represents 401(k) matching contributions.
(2)	Mr. Mast commenced employment with us on July 1, 2002 at an annual base salary of $275,000.

(3)	Includes relocation reimbursements of $100,513 and related payroll tax reimbursement of $52,100.
(4)	Ms. Ivers-Read commenced employment with us on April 1, 2002 at an annual base salary of $268,000.
(5)	Includes relocation reimbursements of $57,737 and payroll tax reimbursement of $35,373.
(6)	Represents housing allowance of $24,060.
(7)	Represents pension contributions.

Stock Option Grants in 2002

      The following table sets forth certain information concerning stock options granted during 2002 to each of our named executive officers. These figures do not represent our estimate or projection of future stock prices.

Stock Option Grants in 2002

	Individual Grants				Potential Realized Value
					at Assumed Annual
		Percent of			Rates of Stock Price
		Total Options			Appreciation for Option
	Number of Securities	Granted to	Exercise		Term(s)
	Underlying Options	Employees in	Price Per	Expiration
Name	Granted	2002	Share(s)	Date	5%	10%

Patrick J. Mahaffy	100,000	20%	$1.60	1/29/2009	$65,136	$151,795
	125,000		2.40	12/23/2009	122,130	284,615
Judith A. Hemberger	100,000	13	1.60	1/29/2009	65,136	151,795
	43,750		2.40	12/23/2009	42,746	99,615
Erle T. Mast	100,000	10	1.60	7/9/2009	65,136	151,795
	12,500		2.40	12/9/2009	12,213	28,462
Gillian C. Ivers-Read	25,000	10	1.60	4/1/2009	16,284	37,949
	87,500		2.40	12/9/2009	85,491	199,231
Michael Cosgrave	7,500	5	1.60	4/23/2009	4,885	11,385
	46,250		2.40	12/9/2009	45,188	105,308

Year-End Option Values

      None of our named executive officers exercised any stock options during 2002. The following table sets forth information regarding options held by our named executive officers as of December 31, 2002. There was no public market for our common stock as of December 31, 2002. Accordingly, the fair market value on December 31, 2002 is based on the assumed initial public offering price of $15.00 per share.

Year-End Option Values

	Number of Securities		Value of Unexercised
	Underlying Options at		In-The Money Options
	December 31, 2002		at December 31, 2002(1)

Name	Exercisable(2)	Unexercisable	Exercisable	Unexercisable

Patrick J. Mahaffy	225,000	—	$2,938,500	—
Judith A. Hemberger	143,750	—	1,877,375	—
Erle T. Mast	112,500	—	1,469,250	—
Gillian C. Ivers-Read	112,500	—	1,469,250	—
Michael Cosgrave	75,000	—	979,500	—

(1)	There was no public trading market for our common stock on December 31, 2002. Accordingly, these values have been calculated, in accordance with the rules of the SEC, on the basis of an assumed initial public offering price of $15.00 minus the weighted average exercise price of $1.94 per share.

(2)	Each of the outstanding options listed below may be exercised at any time, whether vested or unvested. Upon the exercise of an unvested option or the unvested portion of an option, the holder will receive shares of restricted stock with a vesting schedule the same as the vesting schedule previously applicable to the option.

Employment Agreements

Executive Officer Employment Agreements

      On September 26, 2002, we entered into an employment agreement with Erle Mast, our Chief Financial Officer. The employment agreement provides for an annual base salary of $275,000 and the payment of bonuses upon the achievement of certain milestones as determined by our board of directors. The agreement may be terminated either by us for just cause or without just cause upon 30 days advance written notice or by Mr. Mast either for good reason so long as he provides written notice to us within 90 days of receiving notice from us of the occurrence of an event or act constituting good reason, or without good reason upon 30 days advance written notice. If we terminate Mr. Mast’s employment without just cause, Mr. Mast, upon releasing all claims that he may have against us, is entitled to receive severance pay equal to twelve months of his base salary. The agreement also provides that for one year following termination of Mr. Mast’s employment, Mr. Mast may not engage in any business, enter into any employment or perform any services that compete with our business.

      On September 26, 2002, we entered into an employment agreement with Gillian C. Ivers-Read, our Vice President of Clinical Development and Regulatory Affairs. The employment agreement provides for an annual base salary of $268,000 and the payment of bonuses upon the achievement of certain milestones as determined by our board of directors. The agreement may be terminated either by us for just cause or without just cause upon 30 days advance written notice or by Ms. Ivers-Read either for good reason so long as she provides written notice to us within 90 days of receiving notice from us of the occurrence of an event or act constituting good reason or without good reason upon 30 days advance written notice. If we terminate Ms. Ivers-Read’s employment without just cause, Ms. Ivers-Read, upon releasing all claims that she may have against us, is entitled to receive severance pay equal to twelve months’ of her base salary. The agreement also provides that for one year following termination of Ms. Ivers-Read’s employment, Ms. Ivers-Read may not engage in any business, enter into any employment or perform any services that compete with our business.

      On November 21, 2001, we entered into a non-competition and severance agreement with Judith A. Hemberger, our Executive Vice President and Chief Operating Officer. The agreement provides that for one year following termination of Ms. Hemberger’s employment, Ms. Hemberger may not engage in any business, enter into any employment or perform any services that compete with our business. In addition, if we terminate Ms. Hemberger’s employment without just cause, Ms. Hemberger is entitled to receive severance pay equal to twelve months of her base salary.

      On November 20, 2001, we entered into a non-competition agreement with Patrick J. Mahaffy, our President and Chief Executive Officer. The agreement provides that for one year following termination of Mr. Mahaffy’s employment, Mr. Mahaffy may not engage in any business, enter into any employment or perform any services that compete with our business.

      On January 5, 2001, we entered into an employment agreement with Michael Cosgrave, our Vice President of International Commercial Operations. The employment agreement provides for an annual base salary of 150,000 pounds sterling, a rental allowance of $2,000 per month and the use of a vehicle for business and private purposes. We are also obligated to make monthly contributions to a pension benefit scheme of Mr. Cosgrave’s choice at a rate of 10% of Mr. Cosgrave’s annual base salary. The agreement may be terminated generally by either us or Mr. Cosgrave upon three months advance written notice. In addition, on November 29, 2001, we entered into a non-competition and severance agreement with Mr. Cosgrave. The agreement provides that for one year following termination of Mr. Cosgrave’s employment, Mr. Cosgrave may not engage in any business, enter into any employment or perform any services that compete with our business. In addition, if we terminate Mr. Cosgrave’s employment without just cause, Mr. Cosgrave is entitled to receive severance pay equal to twelve months of his base salary.

Stock Option Plans

2001 Non-Employee Director Stock Option Plan

      We maintain a stock option plan which provides for option grants to our non-employee directors. The stock option plan provides for automatic grants to our non-employee directors of nonqualified stock options to purchase shares of our common stock. The plan has a term of ten years from the date of its amendment and restatement on September 24, 2003 and is administered by our board of directors. A total of 375,000 shares of our common stock have been initially reserved for issuance under the plan. This number is subject to an automatic yearly increase pursuant to an evergreen formula. Each year, on the date of our annual meeting of stockholders, the amount of shares reserved for issuance under the plan will be increased by 50,000 shares, unless our board of directors determines that a smaller increase or no increase is necessary.

      On the date that any individual first becomes a non-employee director, the plan provides for the automatic grant of a nonqualified stock option to purchase 25,000 shares of our common stock. These options vest ratably, subject to continued services as a director, on each of the first four anniversaries of the date of grant.

      Thereafter, on the date of our annual meeting of stockholders each year, each non-employee director will be automatically granted a nonqualified stock option to purchase 5,000 shares of our common stock. These options will vest in full on the first anniversary of the date of grant.

      Options may be exercised at any time after the date of grant, whether vested or unvested. Upon the exercise of an unvested option or the unvested portion of an option, a non-employee director will receive shares of restricted stock with a vesting schedule the same as the vesting schedule applicable to the option. Shares of unvested restricted stock held by a non-employee director are subject to repurchase by us at the price the non-employee director paid for the shares upon exercise if the non-employee director ceases to be a director for any reason. Once an option becomes vested, it may be exercised for unrestricted shares of our common stock and restricted shares of common stock that become vested are no longer subject to a right of repurchase.

      Our board of directors has authority under the plan to decrease the number of shares of common stock subject to any automatic award as it deems appropriate.

      All options granted under the plan have a per share exercise price equal to the fair market value of one share of our common stock on the date of grant. Fair market value is defined in the plan as the closing price of our common stock on the NASDAQ Stock Market, or such national securities exchange upon which our common stock is listed, on the trading date immediately prior to the date of grant.

      Unless otherwise determined by our board of directors, at the time of grant, non-employee directors may make payment for the shares of our common stock to be acquired upon exercise of options by delivery of cash or bank check in the amount equal to the aggregate exercise price, delivery of shares of our common stock having an aggregate value equal to the aggregate exercise price, delivery of other property having an aggregate value equal to the aggregate exercise price or through a brokered exercise procedure not in violation of any law.

      Options granted under this plan will expire ten years from the date of grant or earlier upon the termination of a non-employee director’s service as a director.

      Awards outstanding under this plan and the maximum number of shares of our common stock available under this plan are subject to adjustment in the event of certain corporate transactions.

      The plan may be amended or terminated by our board of directors at any time, provided that no such termination or amendment may affect the rights of a non-employee director under an award previously granted without his or her consent.

2000 Stock Incentive Plan

      We maintain a stock incentive plan which allows for the grant of incentive stock options, nonqualified stock options, restricted stock and other stock-based awards to our employees, directors and consultants. The plan has a term of ten years from the date of its amendment and restatement on September 24, 2003 and may be administered by our board of directors or any committee of at least two members of the board appointed by the board. We have reserved 2,758,000 shares of our common stock for issuance pursuant to awards granted under this plan. This number is subject to an automatic yearly increase pursuant to an evergreen formula. Each year, on the date of our annual meeting of stockholders, the amount of shares reserved for issuance under the plan will be increased by 500,000 shares, unless our board of directors determines that a smaller increase or no increase is necessary.

      The administrative committee selects the individuals to receive awards under the stock incentive plan and sets the terms and conditions of each award. The administrative committee has plenary authority to interpret the stock incentive plan and to make all determinations relating to the plan. After the date that awards under this plan are no longer exempt from the provisions of Section 162(m) of the Code, the maximum number of shares of our common stock that may be subject to awards of options or stock appreciation rights for any single individual in any year cannot exceed 125,000 shares.

      Options granted under the stock incentive plan may be incentive stock options or nonqualified stock options. The exercise price and vesting schedule for options will be set by the administrative committee at the time of grant, provided that the per share exercise price for incentive stock options and nonqualified stock options intended to be exempt from the provisions of Section 162(m) of the Code cannot be less than the fair market value of a share of our common stock on the date of grant. Fair market value is defined in the stock incentive plan as the closing price of our common stock on the NASDAQ Stock Market, or such national securities exchange upon which our common stock is listed, on the trading date immediately prior to the date of grant. The exercise price for nonqualified stock options cannot be less than the par value of our common stock. The term of each option will be set by the administrative committee, provided no term can exceed ten years from the date of grant. Options may expire earlier upon an optionee’s termination of employment. Upon exercise, the exercise price for an option may be paid in cash or by bank check or, in the discretion of the administrative committee, through delivery of shares of our common stock or other property having an aggregate value equal to the aggregate exercise price, or through a brokered exercise procedure not in violation of any law. The administrative committee may allow for the voluntary surrender of options in exchange for the grant of new options with similar or different terms.

      Shares of restricted stock granted under the stock incentive plan will be non-transferable and subject to forfeiture upon the termination of employment. The holder of a restricted stock award will generally have the rights and privileges of a stockholder, including the right to vote such shares. Cash and stock dividends on such shares, if any, may be distributed to the holder of a restricted stock award or held for the account of the holder, as determined by the administrative committee.

      The administrative committee may grant other cash, stock or stock-related awards under the stock incentive plan, including stock appreciation rights, limited stock appreciation rights, phantom stock awards, the bargain purchase of our common stock and stock bonuses. The terms and conditions of any such other stock-based awards will be determined by the administrative committee, in its sole discretion.

      All outstanding awards under the stock incentive plan, the maximum number of shares available under the stock incentive plan and the maximum number of shares of our common stock available pursuant to the grant of options and stock appreciation rights to any single person in any year, if applicable, are subject to adjustment or substitution, as determined by the administrative committee in the event of certain corporate transactions.

      The stock incentive plan may be terminated or amended at any time by our board of directors, provided that without stockholder approval no such amendment may:

•	materially increase the number of shares of our common stock available or the formula for automatic increase of shares under the stock incentive plan;

•	extend the maximum term of any option beyond ten years;

•	extend the expiration date of the plan; or

•	change the class of persons eligible to receive awards under the plan without stockholder approval.

      Except for adjustments subject to certain corporate transactions, alterations to outstanding awards under the stock incentive plan may be made only with the consent of the award recipient.

Pharmion Savings Incentive Plan and Trust— 401(k) Plan

      We have established a tax-qualified employee savings and retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k)

plan, employees may elect to reduce their current compensation by up to 15% or the statutory limit, $12,000 in 2003, whichever is less, and have us contribute the amount of this reduction to the 401(k) plan. In addition, we match a percentage of an employee’s contribution that we establish from time to time. As of June 30, 2003 we had 79 employees eligible for participation in our 401(k) plan. We made matching contributions of $112,910 in 2002.

      We intend for the 401(k) plan to qualify under Section 401 of the Code so that contributions by employees or by us to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan. Our contributions, if any, will be deducted by us when made.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      Since January 1, 2000, the following executive officers, directors or holders of more than 5% of our voting securities purchased securities in the amounts and as of the dates shown below.

	Common	Series A	Series B	Series C
	Stock	Preferred(1)	Preferred(1)	Preferred(1)

5% Stockholders
Nomura International plc	—	—	4,784,689	2,392,345
ProQuest Investments II, L.P.	—	—	3,212,967	2,294,976
ProQuest Investments II Advisors Fund, L.P.	—	—	136,316	97,368
Bay City Capital Fund II, L.P.	—	—	3,438,158	1,375,249
Bay City Capital Fund III Co-Investment Fund, L.P.	—	—	150,359	60,158
New Enterprise Associates 10, L.P.	—	—	9,547,847	6,217,225
NEA Ventures 2001, L.P.	—	—	21,531	—
Versant Venture Capital I, L.P.	—	4,755,140	1,320,574	704,306
Versant Side Fund, L.P.	—	95,667	25,837	13,780
Versant Affiliates Fund 1-A, L.P.	—	88,472	28,708	15,311
Versant Affiliates Fund 1-B, L.P.	—	213,500	60,287	32,153
Domain Partners IV, L.P.	—	5,032,192	1,674,641	—
DP IV Associates, L.P.	—	120,586	—	—
General Electric Pension Trust	—	—	—	4,784,689
Aberdare Ventures, L.P.	12,500	2,944,444	1,196,172	—

Directors and Executive Officers
Patrick J. Mahaffy	333,500	368,056	95,694	47,847
Judith A. Hemberger	333,500	220,833	47,847	47,847
Erle T. Mast	—	—	—	19,137
Cam L. Garner	31,250	147,222	—	—

Price Per Share	$.04-$1.60	$1.00-$1.50	$2.09	$2.09
Date(s) of Purchase	1/00-11/02	1/00-3/01	11/01	10/02

(1)	After giving effect to the one-for-four reverse stock split of our common stock that occurred on September 25, 2003, each of these shares of preferred stock is now convertible into one-quarter of a share of our common stock.

      In June 2001, we granted Mr. Garner an option to purchase 12,500 shares of common stock at an exercise price of $.60 per share as consideration for consulting services that Mr. Garner provided to us. Mr. Garner exercised this option in July 2001.

      In November 2001, we issued warrants to Celgene Corporation to purchase in the aggregate 1,701,805 shares of Series B preferred stock at an exercise price of $2.09 per share of Series B preferred stock. Upon the closing of this offering, these warrants will be converted to warrants to purchase in the aggregate 425,451 shares of common stock at an exercise price of $8.36 per share.

      In April 2003, we issued warrants to Celgene Corporation to purchase in the aggregate 363,636 shares of common stock at an exercise price of $11.00 per share.

      In April 2003, we issued a promissory note to Celgene Corporation in the aggregate principal amount of $12,000,000 due April 8, 2008. The promissory note accrues interest at a rate of 6% per annum and is convertible into common stock at a price of $11.00 per share. The note, including accrued interest, automatically converts in the event of a public offering of our common stock in which the offering price is not less than $15.00 per share and the net proceeds are in excess of $50.0 million. We have the right to call the note if shares of our common stock trade on a public market at a price of $15.00 per share or more for 20 consecutive days.

Amended and Restated Investors’ Rights Agreement

      We and our preferred stockholders have entered into an agreement under which our preferred stockholders have registration rights with respect to their shares of common stock following this offering. Upon closing of this offering, all our currently outstanding shares of preferred stock will be converted into shares of our common stock on a one for one basis. See “Description of Capital Stock— Registration Rights” for a further description of the terms of this agreement.

Agreements with Celgene and Penn

      In 2001, we licensed rights relating to thalidomide from both Celgene and Penn T Limited for all countries outside of North America, Japan, China, Korea and Taiwan. Under agreements with Celgene, we obtained the rights in this territory to Celgene’s formulation of thalidomide, Thalomid®, exclusive licenses or sublicenses for use in this territory of all intellectual property owned or licensed by Celgene relating to thalidomide, as well as all existing and future clinical data relating to thalidomide developed by Celgene, and an exclusive license to employ Celgene’s patented S.T.E.P.S.® program. Under agreements with Penn, we became Penn’s exclusive distributor in this territory of any formulation of thalidomide manufactured by Penn, which included an exclusive supply and requirements relationship with respect to Penn’s manufacture of thalidomide for this territory. We will pay Penn and Celgene a combined royalty of 36% of net sales, less our purchase price from Penn of the units of product sold, on all of our sales of thalidomide once thalidomide is approved by the appropriate health regulatory authority for sale in any country within our license territory. In the interim, our combined royalty payment obligations to Celgene and Penn are generally lower than 36%. Our royalty payment obligations to Celgene and Penn are also subject to certain minimum yearly payment thresholds. In connection with our ongoing relationship with Celgene, and to further the clinical development of thalidomide, particularly in multiple myeloma, we have also agreed to fund an aggregate of $8 million of Celgene’s clinical trial development costs for clinical studies of thalidomide, with such amount payable in installments through 2005. The agreements with Celgene and Penn each have a ten year term running from the date of receipt of our first regulatory approval for thalidomide in the United Kingdom, subject, in the case of the Celgene agreement, to Celgene having a right to terminate the agreement if we have not obtained such approval by November 2006.

Indebtedness of Management

      As part of the relocation package provided in connection with their transition to employment with us, we made the following loans to the following officers:

Officer	Date	Principal Amount

Erle T. Mast	August 7, 2002	$150,000
Gillian C. Ivers-Read	April 24, 2002	150,000
Pamela E. Herriott	May 8, 2002	100,000

      These loans are evidenced by promissory notes. The loans to Ms. Herriott and Mr. Mast have four-year terms, and the loan to Ms. Ivers-Read has a two-year term. The notes do not bear interest and are secured by a second deed of trust on the principal residences of each of the officers. We have agreed, for so long as these officers remain our employees, to make annual bonus payments to these officers in amounts sufficient to pay the loan amounts then due, on a pre-tax basis in the case of Mr. Mast and Ms. Ivers-Read. The remaining balances of the loans become due and payable upon the termination of the officers’ employment; provided, however, that if we terminate the officers’ employment without just cause, the remaining balances of the loans will be forgiven. Under applicable law, we cannot extend the term of or otherwise modify these notes.

PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of June 30, 2003 and as adjusted to reflect the sale of the shares of our common stock in this offering, for:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock that could be issued upon the exercise of outstanding options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 2003 are considered outstanding. These shares, however, are not considered outstanding when computing the percentage ownership of each other person.

      Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage of ownership is based on 19,214,678 shares of our common stock outstanding on June 30, 2003 and 25,214,678 shares of common stock to be outstanding after completion of this offering. This table assumes no exercise of the underwriters’ over-allotment option. Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Pharmion Corporation, 2525 28th Street, Boulder, Colorado 80301.

	Shares of Common Stock
	Beneficially Owned			Shares Beneficially
	Prior to Offering			Owned After Offering

Name and Address of Beneficial Owner	Number		Percent	Number	Percent

Stockholders owning approximately 5% or more
Nomura International plc	1,794,258	(1)	9.3%	1,794,258	7.1%
Entities affiliated with ProQuest Investments	1,435,407	(2)	7.5%	1,435,407	5.7%
Entities affiliated with Bay City Capital Funds	1,255,982	(3)	6.5%	1,255,982	5.0%
Entities affiliated with New Enterprise Associates	3,946,651	(4)	20.5%	3,946,651	15.7%
Entities affiliated with Versant Ventures	1,838,435	(5)	9.6%	1,838,435	7.3%
Entities affiliated with Domain Associates, L.L.C.	1,706,855	(6)	8.9%	1,706,855	6.8%
General Electric Pension Trust	1,196,172	(7)	6.2%	1,196,172	4.7%
Celgene Corporation	1,890,906	(8)	9.5%	1,890,906	7.3%
Aberdare Ventures, L.P.	1,047,654	(9)	5.5%	1,047,654	4.2%
Directors and Executive Officers
Patrick J. Mahaffy	686,400	(10)	3.5%	686,400	2.7%
Judith A. Hemberger	556,382	(11)	2.9%	556,382	2.2%
Brian G. Atwood	1,869,685	(12)	9.7%	1,869,685	7.4%
James Blair	1,706,855	(13)	8.9%	1,706,855	6.8%
M. James Barrett	3,977,901	(14)	20.7%	3,977,901	15.8%
Cam L. Garner	68,056		*	68,056	*
Jay Moorin	1,466,657	(15)	7.6%	1,466,657	5.8%
Thorlef Spickschen	31,250	(16)	*	31,250	*
Erle T. Mast	117,284	(17)	*	117,284	*
Gillian C. Ivers-Read	112,500	(18)	*	112,500	*
Michael Cosgrave	75,000	(19)	*	75,000	*
All directors and executive officers as a group (11 Persons)	10,667,970		53.3%	10,667,970	41.0%

*	Represents beneficial ownership of less than one percent of our common stock.

(1)	Nomura International plc is located at One St. Martins Le Grand, London, EC1A 4NP United Kingdom.

(2)	Includes 58,421 shares of common stock owned by ProQuest Investments II Advisors Fund, L.P. and 1,376,986 shares of common stock owned by ProQuest Investments II, L.P. ProQuest Investments is located at 600 Alexander Park, Princeton, NJ 08540.

(3)	Includes 52,630 shares of common stock owned by Bay City Capital Fund III Co-Investment Fund, L.P., and 1,203,352 shares of common stock owned by Bay City Capital Fund III, L.P. Bay City Capital Funds is located at 700 Battery Street, San Francisco, CA 94111. Fred Craves, a manager of Bay City, shares with three other managers voting and decision-making power with respect to Bay City’s investment in us.

(4)	Includes 5,383 shares of common stock owned by NEA Ventures 2001, L.P. and 3,941,268 shares of common stock owned by New Enterprise Associates 10, L.P. New Enterprise Associates is located at 12321 Middlebrook Road, Suite 210, Germantown, MD 20874.

(5)	Includes 33,821 shares of common stock owned by Versant Side Fund I, L.P., 33,123 shares of common stock owned by Versant Affiliates Fund 1-A, L.P., 76,485 shares of common stock owned by Versant Affiliates Fund 1-B, L.P. and 1,695,006 shares of common stock owned by Versant Venture Capital I, L.P. Versant Ventures is located at 3000 Sand Hill Road, Menlo Park, CA 94025.

(6)	Includes 30,147 shares of common stock owned by DP IV Associates, L.P., 1,676,708 shares of common stock owned by Domain Partners IV, L.P. and 31,250 shares of common stock owned by Domain Associates, L.L.C. With respect to the shares owned by Domain Partners IV, L.P. and DP IV Associates, L.P., the managing members of One Palmer Square Associates IV, L.L.C., the general partner of Domain Partners IV, L.P. and DP IV Associates, L.P., share voting and investment power with respect to these shares. With respect to the shares owned by Domain Associates, L.L.C., voting and investment power is shared among the managing members. Several managing members of Domain Associates, L.L.C. are also managing members of One Palmer Square Associates IV, L.L.C. Domain Partners is located at One Palmer Square, Princeton, NJ 08542.

(7)	General Electric Pension Trust is located at 3003 Summer Street, Stamford, CT 06905.

(8)	Includes warrants to purchase 363,636 shares of common stock at an exercise price of $11.00 per share and warrants to purchase 425,451 shares of common stock at an exercise price of $8.36 per share. Celgene Corporation is located at 7 Powder Horn Drive, Warren, NJ 07059.

(9)	Aberdare Ventures, L.P. is located at One Embarcadero Center, San Francisco, CA 94111. Paul Klingenstein, Aberdare’s general partner, holds sole voting and decision-making power with respect to Aberdare’s investment in us.

(10)	Includes 225,000 shares of common stock subject to outstanding options which are exercisable within the next 60 days.

(11)	Includes 143,750 shares of common stock subject to outstanding options which are exercisable within the next 60 days.

(12)	Includes 31,250 shares of common stock subject to outstanding options which are exercisable within the next 60 days and 33,821 shares of common stock owned by Versant Side Fund I, L.P., 33,123 shares of common stock owned by Versant Affiliates Fund 1-A, L.P., 76,485 shares of common stock owned by Versant Affiliates Fund 1-B, L.P. and 1,695,006 shares of common stock owned by Versant Venture Capital I, L.P. of which Mr. Atwood is a Managing Director.

(13)	Includes 30,147 shares of common stock owned by Domain Partners IV, L.P. and 1,676,708 shares of common stock owned by DP IV Associates, L.P. and 31,250 shares of common stock owned by Domain Associates, L.L.C. Dr. Blair is a managing member of One Palmer Square Associates IV, L.L.C., which is the general partner of Domain Partners IV, L.P. and DP IV Associates, L.P. Dr. Blair is also a managing member of Domain Associates, L.L.C. Several managing members of Domain Associates, L.L.C. are also managing members of One Palmer Square Associates IV, L.L.C. Dr. Blair disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares.

(14)	Includes 31,250 shares of common stock subject to outstanding options which are exercisable within the next 60 days and 5,383 shares of common stock owned by NEA Ventures 2001, L.P. and 3,941,268 shares of common stock owned by New Enterprise Associates 10, L.P. of which Dr. Barrett is a General Partner. Dr. Barrett disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares.

(15)	Includes 31,250 shares of common stock subject to outstanding options which are exercisable within the next 60 days and 58,421 shares of common stock owned by ProQuest Investments II Advisors Fund, L.P. and 1,376,986 shares of common stock owned by ProQuest Investments II, L.P. of which Mr. Moorin is a Partner. Mr. Moorin disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares.

(16)	Includes 31,250 shares of common stock subject to outstanding options which are exercisable within the next 60 days.

(17)	Includes 112,500 shares of common stock subject to outstanding options which are exercisable within the next 60 days.

(18)	Includes 112,500 shares of common stock subject to outstanding options which are exercisable within the next 60 days.

(19)	Includes 75,000 shares of common stock subject to outstanding options which are exercisable within the next 60 days.

DESCRIPTION OF CAPITAL STOCK

General

      After this offering, our authorized capital stock will consist of shares of common stock, par value $.001 per share, and shares of preferred stock, par value $.001 per share. As of June 30, 2003, there were 898,267 shares of common stock outstanding and 68,123,790 shares of preferred stock outstanding allocated among three series. As of June 30, 2003, we had 31 record holders of our common stock. All of our outstanding shares of preferred stock will convert immediately prior to the closing of this offering. Upon the closing of this offering, after giving effect to the pre-offering reverse stock-split and conversion of our preferred stock and the conversion of our outstanding convertible notes, including accrued interest (assuming a conversion date of June 30, 2003 for the accrued interest on the convertible notes), we will have 25,214,678 shares of common stock and no shares of preferred stock outstanding. In addition, as of June 30, 2003, 1,440,585 shares of our common stock were reserved for issuance under our stock option plans and options to purchase 1,471,148 shares of our common stock were outstanding. Also, as of June 30, 2003, 849,693 shares of our common stock were issuable under outstanding warrants.

      The following description of our capital stock and provisions of our related certificate of incorporation and bylaws are summaries of all of their material terms and provisions and are qualified by reference to our amended and restated certificate of incorporation and bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon closing of this offering in accordance with the terms of the amended and restated certificate of incorporation.

Common Stock

      Upon the closing of this offering, we will be authorized to issue one class of common stock. Stockholders will be entitled to one vote for each share of our common stock held of record on all matters on which stockholders are entitled or permitted to vote. Our common stock will not have cumulative voting rights in the election of directors. As a result, holders of a majority of the shares of our common stock voting for the election of directors can elect all the directors standing for election. Holders of our common stock will be entitled to receive dividends out of legally available funds when, as and if declared from time to time by our board of directors. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of any then outstanding preferred stock. Our common stock will have no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions in our amended and restated certificate of incorporation. The rights, preferences and privileges of holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future. The outstanding shares of our common stock will be fully paid and nonassessable.

Preferred Stock

      Upon the closing of this offering, all outstanding shares of our preferred stock will be converted into shares of common stock. Under our amended and restated certificate of incorporation, upon the closing of this offering our board of directors will have the authority, without action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each series, any or all of which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our voting common stock until our board of directors determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our common stock without further action by our stockholders. We have no present plans to issue any shares of preferred stock after the completion of this offering.

Warrants

      In November 2001, we issued warrants to Celgene Corporation to purchase in the aggregate 1,701,805 shares of Series B preferred stock at an exercise price of $2.09 per share of Series B preferred stock. Upon the closing of this offering, these warrants will be converted to warrants to purchase in the aggregate 425,451 shares of common stock at an exercise price of $8.36 per share.

      In addition, in April 2003, we issued warrants to Celgene Corporation to purchase in the aggregate 363,636 shares of common stock and Penn Pharmaceuticals Holdings Limited to purchase in the aggregate 60,606 shares of common stock. These warrants were issued with an exercise price of $11.00 per share. These warrants contain cashless exercise provisions.

      The warrants contain standard weighted-average anti-dilution provisions.

Convertible Notes

      In April 2003, we issued to Celgene Corporation and Penn Pharmaceuticals Holdings Limited promissory notes in the aggregate principal amount of $14.0 million due April 2008. The promissory notes accrue interest at 6% per annum.

      The notes, including accrued interest, are convertible into shares of our common stock at a price of $11.00 per share. The notes automatically convert in the event of a public offering of our common stock in which the offering price is not less than $15.00 per share and the net proceeds are in excess of $50.0 million. We have the right to call the notes if shares of our common stock trade on a public market at a price of $15.00 per share or more for 20 consecutive days.

Registration Rights

      Under the terms of the amended and restated investors’ rights agreement among us, holders of our preferred stock and our founders, Patrick Mahaffy and Judith Hemberger, we granted certain registration rights with respect to our common stock.

      Pursuant to the registration rights provisions of the amended and restated investors’ rights agreement, at any time after December 31, 2003, holders of a majority of the 4,478,318 shares of our common stock issuable upon conversion of our Series A preferred stock or 55% of the 12,552,638 shares of our common stock issuable upon conversion of our Series B preferred stock and our Series C preferred stock, voting together, then outstanding, may demand that we file a registration statement under the Securities Act covering some or all of their registrable securities. We are not required to effect more than two demand registrations at the request of each group of shareholders nor are we required to effect a registration if the requested registration covers less than twenty-five percent of then outstanding shares of our common stock issuable upon conversion of our Series A preferred stock, with respect to demand registrations by these shareholders, or twenty-five percent of then outstanding shares of our common stock issuable upon conversion of our Series B preferred stock and our Series C preferred stock in the aggregate (or a lesser percentage in each case if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $10,000,000).

      In addition, if we propose to register any of our equity securities under the Securities Act, either for our own account or for the account of other securities holders, in connection with a public offering solely for cash, holders of our preferred stock may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. Further, if we are eligible to effect a registration on Form S-3, the holders of our preferred stock may demand that we file a registration statement on Form S-3 covering all or a portion of such holders’ registrable securities, provided that the registration has an aggregate offering price of $1,000,000 and that we are not required to effect more than two such registrations at such holders’ request in any 12-month period.

      We may postpone the filing of a registration statement for up to 120 days once in any 12-month period if we determine that the filing would be seriously detrimental to us and our shareholders.

      In general, we will bear all fees, costs and expenses of such registrations, other than underwriting discounts and commissions.

      These rights shall terminate on the earlier of seven years after the effective date of this offering or, with respect to an individual holder, when such holder is able to sell all its shares pursuant to Rule 144 under the Securities Act in any three-month period. These registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares of our common stock included in the registration statement.

Description of Provisions of our Certificate of Incorporation and Bylaws and Delaware Law

      A number of provisions in our amended and restated certificate of incorporation and bylaws and under the Delaware General Corporation Law may make it more difficult to acquire control of us, each of which certificate of incorporation provisions can only be amended or repealed upon the consent of 80% of our outstanding shares. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the common stock. The provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of our board of directors;

•	discourage some types of transactions that may involve an actual or threatened change in control of us;

•	discourage various tactics that may be used in proxy fights;

•	ensure that our board of directors will have sufficient time to act in what the board believes to be in the best interest of us and our stockholders; and

•	encourage persons seeking to acquire control of us to consult first with our board to negotiate the terms of any proposed business combination or offer.

Classified Board of Directors

      Our amended and restated certificate of incorporation and bylaws provide that the number of our directors shall be fixed from time to time by a resolution of a majority of our board of directors. Our amended and restated certificate of incorporation and bylaws also provide that the board of directors shall be divided into three classes of directors of the same or nearly the same number. The members of each class of directors will serve for staggered three-year terms. In accordance with the Delaware General Corporation Law, directors serving on classified boards may only be removed from office for cause. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board. Subject to the right of the holders of any outstanding class or series of preferred stock, vacancies on the board of directors may be filled only by a majority of the remaining directors, or by the sole remaining director, or by the stockholders if the vacancy was caused by removal of the director by the stockholders. The provision could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees.

Stockholder Meetings and Proposals

      Our amended and restated certificate of incorporation and bylaws provide that special meetings of stockholders generally can be called only by the chairman of the board, the chief executive officer, or our board of directors. Our bylaws provide for advance notice procedures for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual stockholder meetings. In general, notice of intent to nominate a director or raise business at annual meetings must be received by us not less than 90 nor more than 120 days before the meeting. The notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. These provisions may preclude a nomination for the election of directors or preclude the conduct of business at a particular annual meeting if the proper procedures are not followed. Furthermore, these provisions may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company, even if the conduct of the solicitation or attempt might be beneficial to us and our stockholders.

Stockholder Action

      Our amended and restated certificate of incorporation does not allow stockholders to act by written consent without a meeting. The effect of this provision is to restrict stockholders’ ability to circumvent the notice requirements relating to an annual or special meeting.

Limitation on Liability of Directors and Indemnification

      Our amended and restated certificate of incorporation limits our directors’ liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors are not liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	dividends or other distributions of our corporate assets that are in contravention of restrictions in Delaware law, our amended and restated certificate of incorporation, bylaws or any agreement to which we are a party; and

•	any transaction from which a director derives an improper personal benefit.

      These provisions will generally not limit liability under state or federal securities laws. The effect of these provisions is to eliminate our rights and the rights of our stockholders, through stockholder derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

      Our amended and restated certificate of incorporation and bylaws also contains provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law. The indemnification permitted under Delaware law is not exclusive of any other rights to which such persons may be entitled.

      In addition, we maintain directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

      At present there is no pending litigation or proceeding involving any director or officer, as to which indemnification is required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Business Combinations Under Delaware Law

      We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

•	on or subsequent to that date, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

      Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of our voting stock.

Transfer Agent and Registrar

      Our transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Nasdaq National Market Quotation

      We have applied to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol “PHRM.”

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that those sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

      Based on shares outstanding on June 30, 2003, upon completion of this offering, 25,214,678 shares of common stock will be outstanding, assuming no outstanding options or warrants are exercised and no outstanding convertible debt is converted. Of these outstanding shares, the 6,000,000 shares sold in this offering (assuming no exercise of the underwriters’ over-allotment option) will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by our affiliates as that term is defined under Rule 144 under the Securities Act.

      An aggregate of approximately 19,231,677 shares of common stock held by existing stockholders upon completion of this offering will be “restricted securities” (as that phrase is defined in Rule 144) and may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration, including among others, the exemption provided by Rule 144 under the Securities Act. Except as described below, ninety days after the date of this prospectus, approximately 179,280 shares of common stock (plus 552,000 shares issuable upon exercise of then vested options) will be eligible for sale in the public market pursuant to Rule 701 under the Securities Act, of which 653,470 shares are subject to lock-up agreements described below. In addition, approximately 15,980,056 shares will be eligible for sale in the public market under Rule 144, subject to the volume limitations and other restrictions described below, 90 days after the date of this prospectus and approximately 1,727,900 shares will be eligible for sale without restriction under Rule 144(k), of which 15,980,056 shares and 1,717,900 shares, respectively, are subject to lock-up agreements described below.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of (1) one percent of the number of shares of our common stock then outstanding, and (2) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates that sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, may sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

      Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not subject to lock-up agreements, (1) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144, and (2) by affiliates, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

Form S-8 Registration Statements

      We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register the shares of our common stock that are issuable pursuant to our 2001 Non-Employee Director Stock Option Plan and 2000 Stock Incentive Plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Registration Rights

      Some of our securityholders have the right to require us to register shares of common stock for resale in some circumstances. See “Description of Capital Stock— Registration Rights.”

Lock-up Agreements

      In connection with this offering, we and our directors, officers and stockholders who hold approximately 19,201,226 shares of our outstanding stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus: offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. These restrictions, and certain exceptions, are described in more detail under “Underwriters.”

UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., Pacific Growth Equities, LLC, and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
Pacific Growth Equities, LLC
U.S. Bancorp Piper Jaffray Inc.

Total	6,000,000

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                    per share under the public offering price.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 900,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $                    , the total underwriters’ discounts and commissions would be $                    and total proceeds to us would be $                    .

      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

      We and all of our directors and officers and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of and reflected in this prospectus;

•	the issuance by us of shares or options to purchase shares of our common stock pursuant to our stock option plans, provided that the recipient of the shares agrees to be subject to the restrictions described in this paragraph;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	transfers of shares as a gift or charitable contribution, or by will or intestacy;

•	transfers of shares to any trust the sole beneficiaries of which are the transferor and/or its immediate family members; or

•	transfers to certain entities or persons affiliated with the stockholder;

provided that in the case of each of the last three transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph, no filing under the Securities Act is required in connection with these transactions, other than a filing made after the expiration of the 180-day period, and no transaction includes a disposition for value.

      The underwriting discounts and commissions will be determined by negotiations among us and the representatives and are a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions will be the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions. The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately $                    , which includes legal, accounting and printing costs and various other fees associated with registering and listing the common stock.

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Paid by Pharmion

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

      A prospectus in electronic format may be made available on the websites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead manager to underwriters that may make internet distributions on the same basis as other allocations.

      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      Application has been made to have our common stock approved for quotation on the Nasdaq National Market under the symbol “PHRM.”

      We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

      Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

      The validity of the issuance of the common stock offered by this prospectus and certain other legal matters are being passed upon for us by our counsel, Willkie Farr & Gallagher LLP, New York, New York. The underwriters will be represented by Davis Polk & Wardwell, Menlo Park, California. Peter H. Jakes, a partner at Willkie Farr & Gallagher LLP, owns 9,202 shares of our common stock, as a joint tenant with his spouse.

EXPERTS

      The consolidated financial statements of Pharmion Corporation at December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 and the consolidated financial statements of Gophar S.A.S. at December 31, 2002 and for the year then ended appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-1 with the Securities and Exchange Commission, or SEC, for the stock we are offering by this prospectus. You should refer to the registration statement and its exhibits for additional information that is not contained in this prospectus. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

      You can read our SEC filings, including this registration statement, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any documents we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Judiciary Plaza, Washington D.C. 20549. You also may obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO

FINANCIAL STATEMENTS

Pharmion Corporation Consolidated Financial Statements:
Report of Ernst & Young LLP, Independent Auditors	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Stockholders’ Equity (Deficit)	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7

Gophar S.A.S. Consolidated Financial Statements:
Report of Independent Auditors	F-22
Consolidated Balance Sheets	F-23
Consolidated Statements of Operations	F-24
Consolidated Statements of Cash Flows	F-25
Consolidated Statements of Stockholders’ Equity (Deficit)	F-26
Notes to Consolidated Financial Statements	F-27

Pharmion Corporation Unaudited Pro Forma Combined Condensed Statements of Operations:
Unaudited Pro Forma Combined Condensed Statements of Operations	F-35
Notes to Unaudited Pro Forma Combined Condensed Statements of Operations	F-38

Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Stockholders

Pharmion Corporation

      We have audited the accompanying consolidated balance sheets of Pharmion Corporation and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pharmion Corporation and subsidiaries at December 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Denver, Colorado

February 14, 2003,
except for Note 4 as to which the date is
March 25, 2003

PHARMION CORPORATION

CONSOLIDATED BALANCE SHEETS

				Pro forma
				stockholders’
	As of December 31,		As of	equity as of
			June 30,	June 30,
	2001	2002	2003	2003

			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$68,444,231	$62,604,319	$34,674,713
Accounts receivable, net of allowances of $0, $733,656 and $834,662 at December 31, 2001, 2002 and June 30, 2003, respectively	90,163	519,909	5,005,368
Inventories	—	1,608,674	3,602,746
Prepaid royalties	—	1,000,000	1,000,000
Other current assets	304,533	2,044,489	2,984,824

Total current assets	68,838,927	67,777,391	47,267,651
Product rights, net	—	7,624,561	25,289,074
Property and equipment, net	1,359,117	3,877,908	5,034,378
Other assets	79,990	1,566,775	1,317,190

Total assets	$70,278,034	$80,846,635	$78,908,293

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$646,741	$3,464,155	$5,615,374
Accrued and other current liabilities	1,624,649	3,421,770	11,436,494

Total current liabilities	2,271,390	6,885,925	17,051,868
Long-term liabilities:
Convertible notes payable	—	—	13,294,001
Other long-term liabilities	—	190,115	759,649

Total long-term liabilities	—	190,115	14,053,650
Redeemable convertible preferred stock:
Preferred stock: par value $0.001, 71,000,000 shares authorized: 5,100,000 shares designated as Series A-1 redeemable convertible preferred stock (at redemption value, which includes cumulative preferred stock accretion of $817,656 at December 31, 2001, $1,226,483 at December 31, 2002 and $1,430,897 at June 30, 2003), 5,069,792 issued and outstanding at December 31, 2001 and 2002 and June 30, 2003, no shares outstanding pro forma; liquidation preference of $1.00 per share	5,864,738	6,273,565	6,477,979
12,900,000 shares designated as Series A-2 redeemable convertible preferred stock (at redemption value, which includes cumulative preferred stock accretion of $1,543,779 at December 31, 2001, $3,087,557 at December 31, 2002 and $3,859,446 at June 30, 2003); 12,843,473 issued and outstanding at December 31, 2001 and 2002 and June 30, 2003, no shares outstanding pro forma; liquidation preference of $1.50 per share	20,793,402	22,337,180	23,109,068
33,000,000 shares designated as Series B redeemable convertible preferred stock (at redemption value which includes cumulative preferred stock accretion of $504,818 at December 31, 2001, $6,582,884 at December 31, 2002 and $9,621,138 at June 30, 2003); 31,071,769 issued and outstanding at December 31, 2001 and 2002 and June 30, 2003, no shares outstanding pro forma; liquidation preference of $2.09 per share	61,131,750	67,116,337	70,154,593
20,000,000 shares designated as Series C redeemable convertible preferred stock (at redemption value, which includes cumulative preferred stock accretion of $544,973 at December 31, 2002 and $2,179,891 at June 30, 2003); 19,138,756 issued and outstanding at December 31, 2002 and June 30, 2003; no shares outstanding pro forma; liquidation preference of $2.09 per share	—	40,259,803	41,894,721

Total redeemable convertible preferred stock	87,789,890	135,986,885	141,636,361
Stockholders’ equity (deficit):
Common stock: par value $0.001, 100,000,000 shares authorized; actual and pro forma, 849,500, 869,177, 898,267 and 19,214,678 shares issued and outstanding at December 31, 2001 and 2002, June 30, 2003 and pro forma, respectively	850	869	898	$19,214
Paid in capital	—	—		155,052,046
Treasury stock	(13,500)	—	—	—
Deferred compensation	(88,309)	(44,149)	(1,339,648)	(1,339,648)
Accumulated other comprehensive income	14,313	776,938	1,654,063	1,654,063
Accumulated deficit	(19,696,600)	(62,949,948)	(94,148,899)	(94,148,899)

Total stockholders’ equity (deficit)	(19,783,246)	(62,216,290)	(93,833,586)	$61,236,776

Total liabilities and stockholders’ equity (deficit)	$70,278,034	$80,846,635	$78,908,293

See accompanying notes.

PHARMION CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Six Months Ended June 30,

	2000	2001	2002	2002	2003

				(Unaudited)
Net sales	$—	$—	$4,735,354	$—	$6,086,855
Operating expenses:
Cost of sales, including royalties of $340,057 for the year ending December 31, 2002 and $238,888 for the six months ending June 30, 2003, respectively	—	—	1,575,105	—	4,459,470
Clinical, development and regulatory	971,829	6,009,406	15,049,487	5,430,644	11,460,519
Selling, general and administrative	3,664,048	8,322,489	23,436,614	8,377,487	17,612,299
Product rights amortization	—	—	375,439	16,667	645,987

Total operating expenses	4,635,877	14,331,895	40,436,645	13,824,798	34,178,275

Loss from operations	(4,635,877)	(14,331,895)	(35,701,291)	(13,824,798)	(28,091,420)
Interest and other income (expense), net	190,122	621,664	1,109,690	596,729	318,057

Loss before taxes	(4,445,755)	(13,710,231)	(34,591,601)	(13,228,069)	(27,773,363)
Income tax expense	—	—	105,255	36,344	113,793

Net loss	(4,445,755)	(13,710,231)	(34,696,856)	(13,264,413)	(27,887,156)
Less accretion of redeemable convertible preferred stock to redemption value	(408,828)	(2,457,425)	(8,575,644)	(4,005,209)	(5,649,476)

Net loss attributable to common shareholders	$(4,854,583)	$(16,167,656)	$(43,272,500)	$(17,269,622)	$(33,536,632)

Net loss attributable to common stockholders per common share, basic and diluted	$(7.28)	$(23.99)	$(57.58)	$(23.65)	$(41.99)
Shares used in computing net loss attributable to common stockholders per common share, basic and diluted	667,000	673,822	751,525	730,296	798,607
Unaudited pro forma net loss attributable to common stockholders per common share assuming conversion of preferred stock and convertible notes, basic and diluted			$(2.47)		$(1.51)
Shares used in computing unaudited pro forma net loss attributable to common stockholders per common share assuming conversion of preferred stock and convertible notes, basic and diluted			14,072,707		18,419,217

See accompanying notes.

PHARMION CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

									Total
	Common Stock		Treasury Stock		Additional		Other		Stockholders’
					Paid-In	Deferred	Comprehensive	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Compensation	Income	(Deficit)	(deficit)

Balance at January 1, 2000	—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of common stock to founders	667,000	667	—	—	1,333	—	—	—	2,000
Accretion of preferred stock to redemption value	—	—	—	—	(266,133)	—	—	(142,695)	(408,828)
Deferred compensation	—	—	—	—	264,800	(132,467)	—	—	132,333
Foreign currency translation adjustment	—	—	—	—	—	—	11,513	—	11,513
Net loss	—	—	—	—	—	—	—	(4,445,755)	(4,445,755)

Comprehensive loss	—	—	—	—	—	—	—	—	(4,434,242)

Balance at December 31, 2000	667,000	667	—	—	—	(132,467)	11,513	(4,588,450)	(4,708,737)
Accretion of preferred stock to redemption value	—	—	—	—	(1,059,506)	—	—	(1,397,919)	(2,457,425)
Issuance of common stock for services rendered	10,000	10	—	—	79,990	—	—	—	80,000
Exercise of stock options	172,500	173	—	—	94,577	—	—	—	94,750
Repurchase of unvested shares of common stock	—	—	(22,500)	(13,500)	—	—	—	—	(13,500)
Issuance of warrants	—	—	—	—	884,939	—	—	—	884,939
Amortization of deferred compensation	—	—	—	—	—	44,158	—	—	44,158
Foreign currency translation adjustment	—	—	—	—	—	—	2,800	—	2,800
Net loss	—	—	—	—	—	—	—	(13,710,231)	(13,710,231)

Comprehensive loss	—	—	—	—	—	—	—	—	(13,707,431)

Balance at December 31, 2001	849,500	850	(22,500)	(13,500)	—	(88,309)	14,313	(19,696,600)	(19,783,246)
Exercise of stock options	42,177	42	—	—	32,629	—	—	—	32,671
Cancellation of unvested shares of common stock	(22,500)	(23)	22,500	13,500	(13,477)	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	44,160	—	—	44,160
Accretion of preferred stock to redemption value	—	—	—	—	(19,152)	—	—	(8,556,492)	(8,575,644)
Foreign currency translation adjustment	—	—	—	—	—	—	762,625	—	762,625
Net loss	—	—	—	—	—	—	—	(34,696,856)	(34,696,856)

Comprehensive loss	—	—	—	—	—	—	—	—	(33,934,231)

Balance at December 31, 2002	869,177	869	—	—	—	(44,149)	776,938	(62,949,948)	(62,216,290)
Exercise of stock options (unaudited)	33,777	34	—	—	49,275	—	—	—	49,309
Repurchase of unvested shares of common stock (unaudited)	(4,687)	(5)	—	—	(1,870)	—	—	—	(1,875)
Accretion of preferred stock to redemption value (unaudited)	—	—	—	—	(2,337,681)	—	—	(3,311,795)	(5,649,476)
Deferred compensation and compensation expense associated with stock option grants (unaudited)	—	—	—	—	1,560,579	(1,317,579)	—	—	243,000
Amortization of deferred compensation (unaudited)	—	—	—	—	—	22,080	—	—	22,080
Issuance of warrants associated with convertible notes (unaudited)	—	—	—	—	729,697	—	—	—	729,697
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	877,125	—	877,125
Net loss (unaudited)	—	—	—	—	—	—	—	(27,887,156)	(27,887,156)

Comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	(27,010,031)

Balance at June 30, 2003 (unaudited)	898,267	$898	—	$—	$—	$(1,339,648)	$1,654,063	$(94,148,899)	$(93,833,586)

See accompanying notes.

PHARMION CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Six Months Ended June 31,

	2000	2001	2002	2002	2003

				(Unaudited)
Operating activities
Net loss	$(4,445,755)	$(13,710,231)	$(34,696,856)	$(13,264,413)	$(27,887,156)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	77,187	212,868	1,044,453	220,679	1,317,511
Development expense related to warrant issuance	—	884,939	—	—	—
Compensation expense related to stock option issuance	—	—	—	—	243,000
Other	132,333	124,158	62,834	22,080	86,505
Changes in operating assets and liabilities:
Accounts receivable, net	(21,406)	(68,757)	(433,065)	21,404	(3,270,032)
Inventories	—	—	(1,351,257)	(430,950)	(1,214,481)
Other current assets	(79,724)	(224,809)	(2,544,209)	(1,199,057)	(286,766)
Other long-term assets	(47,167)	(32,823)	(1,484,399)	(190,747)	253,008
Accounts payable	151,386	495,355	2,709,344	1,191,101	567,829
Accrued and other current liabilities	300,596	1,310,553	1,612,470	(231,554)	6,379,450

Net cash used in operating activities	(3,932,550)	(11,008,747)	(35,080,685)	(13,861,457)	(23,811,132)
Investing activities
Purchases of property and equipment	(667,515)	(981,657)	(2,904,669)	(688,601)	(1,776,555)
Acquisition of business, net of cash acquired	—	—	—	—	(12,155,895)
Purchase of product rights	—	—	(8,000,000)	(2,000,000)	(4,000,000)

Net cash used in investing activities	(667,515)	(981,657)	(10,904,669)	(2,688,601)	(17,932,450)
Financing activities
Proceeds from sale of preferred and common stock, net of issuance costs	9,905,332	75,115,055	39,654,022	(72,129)	47,434
Proceeds from issuance of convertible notes	—	—	—	—	14,000,000
Payment of debt obligations	—	—	(7,856)	—	(89,407)

Net cash provided by financing activities	9,905,332	75,115,055	39,646,166	(72,129)	13,958,027
Effect of exchange rate changes on cash and cash equivalents	11,513	2,800	499,276	401,001	(144,051)

Net increase (decrease) in cash and cash equivalents	5,316,780	63,127,451	(5,839,912)	(16,221,186)	(27,929,606)
Cash and cash equivalents, beginning of period	—	5,316,780	68,444,231	68,444,231	62,604,319

Cash and cash equivalents, end of year	$5,316,780	$68,444,231	$62,604,319	$52,223,045	$34,674,713

Noncash items:
Repurchase of restricted stock	$—	$(13,500)	$—	$—	$—
Financed property and equipment acquisitions	—	—	222,705	—	—
Warrants granted in connection with issuance of convertible notes	—	—	—	—	729,697
Supplemental disclosure of cash flow information:
Interest paid	—	526	3,179	—	50,344
Income taxes paid	—	—	—	—	41,825

See accompanying notes.

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of June 30, 2003 and for the six months ended June 30, 2002 and 2003 is unaudited)

1.     Business Operations

      Pharmion Corporation (the “Company”) was incorporated in Delaware on August 26, 1999 and commenced operations in January 2000. The Company is engaged in the acquisition, development and commercialization of pharmaceutical products for the treatment of oncology and hematology patients. The Company’s product acquisition and licensing efforts are focused on both late-stage development products as well as those approved for marketing. In exchange for distribution and marketing rights, the Company generally grants the seller royalties on future sales and, in some cases, up-front cash payments. To date, the Company has acquired the distribution and marketing rights to four products, two of which are approved for marketing and two which are in late-stage development. The Company has established operations in the United States, Europe, and Australia. Through a distributor network, the Company can reach the hematology and oncology community in additional countries in the Middle East and Asia.

2.     Summary of Significant Accounting Policies

Basis of Presentation

      From August 1999 through December 2001, the Company was classified as a development stage company. In 2002, commercial sales commenced in the U.S. and various international markets and the Company is no longer considered to be a development stage company.

      The consolidated financial statements include the accounts of Pharmion Corporation and all subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Unaudited Interim Results

      The accompanying consolidated balance sheet as of June 30, 2003, the consolidated income statements and consolidated statements of cash flows for the six months ended June 30, 2002 and June 30, 2003 and the consolidated statement of stockholders’ equity (deficit) for the six months ended June 30, 2003 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to present fairly the Company’s financial position and results of operations and cash flows for the six months ended June 30, 2002 and June 30, 2003. The financial data and other information disclosed in these notes to financial statements related to the six-month and subsequent periods are unaudited. The results for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003 or for any other interim period or for any other future year.

Pro Forma Stockholders’ Equity

      In August 2003, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the initial public offering (“IPO”) is closed under the terms presently anticipated, all of the redeemable convertible preferred stock and the convertible notes, including accrued interest, outstanding at the time of the IPO will automatically convert into 18,316,411 shares of common stock, assuming a conversion date of June 30, 2003 for the accrued interest on the convertible notes. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the preferred stock and the convertible notes, is set forth on the accompanying balance sheets.

Cash and Cash Equivalents

      Cash and cash equivalents consist of money market accounts and overnight deposits. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

Inventories

      Inventories consist of Innohep®, a drug that is sold exclusively in the U.S. market, and Refludan®, which is sold in the international markets. Both drugs are manufactured by third-party manufacturers and delivered to the Company as finished goods. Inventories are stated at the lower of cost or market, cost being determined under the first-in, first-out method. The Company periodically reviews inventories and items considered outdated or obsolete are reduced to their estimated net realizable value. As of June 30, 2003, the Company wrote-off $1.8 million of obsolete or short-dated inventory.

Revenue Recognition

      The Company sells its products to wholesale distributors and directly to hospitals, clinics, and retail pharmacies. Revenue from product sales is recognized when ownership of the product is transferred to our customer, the sales price is fixed and determinable, and collectibility is reasonably assured. Within the United States and certain foreign countries, revenue is recognized upon shipment (freight on board shipping point) since title passes and the customers have arrived the rules and rewards of ownership. In certain other foreign countries it is common practice that ownerships transfer upon receiving the product and, accordingly, in these circumstances revenue is recognized upon delivery (freight on board destination) when title effectively transfers.

      Revenue is reported net of allowances for chargebacks from distributors, product returns, rebates, and discounts. Significant estimates are required in determining such allowances and are based on historical data, industry information, and information from customers. If actual results are different from the estimates, the Company will adjust the allowances at the time such differences become apparent.

      Certain governmental health insurance providers as well as hospitals and clinics that are members of group purchasing organizations may be entitled to price discounts and rebates on the Company’s products used by those organizations and their patients. As such, the Company must estimate the likelihood that products sold to wholesale distributors will ultimately be subject to a rebate or price discount. This estimate is based on historical trends and industry data on the utilization of the Company’s products.

Risks and Uncertainties

      The Company is subject to risks common to companies in the pharmaceutical industry including, but not limited to, uncertainties related to regulatory approvals, dependence on key products, dependence on key customers and suppliers, and protection of proprietary rights.

Advertising Costs

      The Company expenses all advertising, promotional and publication costs as incurred. Total advertising costs were approximately $72,000 and $1,914,000 for the years ended December 31, 2001 and 2002, respectively.

Translation of Foreign Currencies

      The functional currencies of the Company’s foreign subsidiaries are the local currencies, primarily the British Pound Sterling, Euro, and Swiss Franc. In accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, assets and liabilities are translated using the current exchange rate as of the balance sheet date. Income and expenses are translated using a weighted average exchange rate over the period ending on the balance sheet date. Adjustments resulting from the translation of the financial statements of the Company’s foreign subsidiaries into U.S. dollars are excluded from the determination of net loss and are accumulated in a separate component of stockholders’ equity. Foreign exchange transaction gains and losses are included in the results of operations.

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

Comprehensive Income

      The Company reports comprehensive income in accordance with the provisions of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. Comprehensive income includes all changes in equity for cumulative translation adjustments resulting from the consolidation of foreign subsidiaries.

Product Rights

      The cost of acquiring the distribution and marketing rights of the Company’s products were capitalized and are being amortized on a straight-line basis over the estimated benefit period of 10-15 years.

Property and Equipment

      Property and equipment are stated at cost. Repairs and maintenance are charged to operations as incurred, and significant expenditures for additions and improvements are capitalized. Leasehold improvements are amortized over the economic life of the asset or the lease term, whichever is shorter. Depreciation and amortization of equipment are computed using the straight-line method based on the following estimated useful lives:

Estimated
Useful Life

Computer hardware and software	3 years
Leasehold improvements	3-5 years
Equipment	7 years
Furniture and fixtures	10 years

Long-Lived Assets

      Long-lived assets consist primarily of product rights and property and equipment. In accordance with Statement of Financial Accounting Standards No. 144 (“SFAS 144”), Accounting for the Impairment or Disposal of Long-Lived Assets, the recoverability of the carrying value of long-lived assets to be held and used is evaluated based upon changes in the business environment or other facts and circumstances that suggest they may be impaired. If this evaluation indicates the carrying value will not be recoverable, based on the undiscounted expected future cash flows estimated to be generated by these assets, the Company reduces the carrying amount to the estimated fair value.

Concentration of Credit Risk

      Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. The Company maintains its cash balances in the form of money market accounts and overnight deposits with financial institutions that management believes are creditworthy. The Company has no financial instruments with off-balance-sheet risk of accounting loss.

      The Company’s products are sold both to wholesale distributors and directly to hospitals and clinics. Ongoing credit evaluations of customers are performed and collateral is generally not required. The Company maintains a reserve for potential credit losses, and such losses have been within management’s expectations.

      In 2002, revenues generated from three customers in the United States totaled approximately 37% of consolidated net revenues. Revenues generated from international customers were individually less than 5% of consolidated net revenues.

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

Clinical, Development and Regulatory Costs

      Clinical, development, and regulatory costs include salaries, benefits and other personnel related expenses as well as fees paid to third parties for clinical development and regulatory services. Such costs are expensed as incurred.

Fair Value of Financial Instruments

      Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The carrying values of these instruments approximate fair value due to their short-term nature.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting for Stock-Based Compensation

      The Company accounts for its stock compensation arrangements to employees under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and its related interpretations. Under the provisions of APB 25, no compensation expense is recognized when stock options are granted to employees with exercise prices equal to or greater than market value on the date of grant.

      Pro forma information regarding net loss is required by SFAS 123, Accounting for Stock-Based Compensation, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using the minimum value method available to nonpublic companies under SFAS 123. Under this method, option value is determined as the excess of the fair value of the stock at the date of grant over the present value of both the exercise price (lump sum) and the expected dividend payments (annuity), each discounted at the risk-free rate, over the expected exercise life of the option. A risk-free interest rate of 4.0% and 2.9%, a dividend yield of 0%, and an expected life of five years were applied for all 2001 and 2002 grants, respectively. The weighted-average fair value of options granted during 2001 and 2002 was $0.12 and $0.24, respectively. The difference between the actual expense recorded and pro forma expense for all periods presented was immaterial.

      Option valuation models such as the minimum value method described above require the input of highly subjective assumptions. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      The Company accounts for options issued to consultants using the provisions of SFAS 123 and EITF 96-18. The expense related to options granted during 2001 and 2002 was immaterial.

Net Loss Per Share

      Basic net loss per share is computed by dividing net loss for the period by the weighted average number of shares of common stock outstanding during the period reduced, where applicable, for outstanding, yet unvested, shares. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and potential incremental common shares outstanding during the period, if their effect is dilutive. Potential incremental common shares include shares of common stock issuable upon the exercise of stock options and warrants and upon the conversion of redeemable convertible preferred stock and convertible notes outstanding during the period. The potential shares of common stock have not been included in the diluted

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

net loss per share calculation because to do so would be anti-dilutive. Such shares totaled 1,458,198, 4,715,691, and 5,800,304 for the years ended December 31, 2000, 2001 and 2002, respectively, and 5,036,502 and 20,630,981 for the six months ended June 30, 2002 and 2003, respectively.

Pro Forma Stockholders’ Equity and Pro Forma Net Loss Per Share

      Immediately prior to the effective date of the IPO, all of our shares of redeemable convertible preferred stock outstanding will convert into an aggregate of 17,030,956 shares of common stock. Further, if the initial public offering price per share is not less than $15.00 and our net proceeds are in excess of $50.0 million, the Company’s convertible notes, including accrued interest, will automatically convert into 1,285,455 shares of common stock, assuming a conversion date of June 30, 2003 for the accrued interest on the convertible notes. The pro forma effects of these transactions are unaudited and have been reflected in the Pro Forma Stockholders’ Equity column as of June 30, 2003 on the accompanying consolidated balance sheets. Unaudited pro forma net loss per share is computed by dividing net loss before accretion of redeemable convertible preferred stock to redemption value by the weighted average number of common shares outstanding, including the pro forma effects of conversion of all outstanding redeemable convertible preferred stock and convertible notes into shares of the Company’s common stock as of January 1, 2002 or the date of issuance, if later.

Recent Accounting Pronouncements

      In December 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation— Transition and Disclosure, an Amendment of FASB Statement No. 123 (“SFAS 148”). SFAS 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation (“Statement 123”), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has elected to use the intrinsic value method of accounting for stock compensation for options granted to employees and directors in accordance with APB 25. In addition, SFAS 148 amends the disclosure requirements of Statement 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method of accounting used on reported results. Certain provisions of SFAS 148 shall be effective for financial statements for fiscal years ending after December 15, 2002, and in condensed financial statements for interim periods beginning after December 15, 2002, although earlier application is permissible. The disclosure provisions of SFAS 148 have been adopted by the Company with the appropriate disclosures.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The accounting provisions and new disclosure requirements of FIN 45 are required to be adopted for all guarantees issued or modified on or after January 1, 2003. The Company does not anticipate that the adoption of FIN 45 will have a material impact on the Company’s consolidated financial condition or results of operations taken as a whole.

3.     Geographic Information

      Foreign and domestic financial information (in thousands):

						Other
		United	United			Foreign
	Year	States	Kingdom	Switzerland	Germany	Entities	Total

Net sales to customers	2001	—	—	—	—	—	—
	2002	$2,100	$206	$834	$1,473	$122	$4,735
Operating income (loss)	2001	(11,451)	119	(2,754)	(2)	(244)	(14,332)
	2002	$(26,114)	$359	$(8,951)	$607	$(1,602)	$(35,701)
Net assets	2001	66,984	2,302	174	22	796	70,278
	2002	$69,626	$876	$5,936	$2,678	$1,731	$80,847

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

4.     Acquisition of Laphal Développement and Issuance of Convertible Notes

      On March 25, 2003, a subsidiary of the Company acquired 100% of the outstanding stock of Gophar S.A.S. and its wholly owned subsidiary, Laphal Développement S.A. (collectively, “Laphal”). Laphal is a French pharmaceutical company focused on the sale of orphan drugs primarily in France and Belgium. Under the terms of the related Stock Purchase Agreement (“SPA”), the Company paid €12 million at closing, less the amount of Laphal’s net financial debt (as defined in the SPA). The actual amount of cash paid for Laphal, net of cash received in the acquisition and including transaction costs incurred through June 30, 2003 totaled approximately $12.2 million. Two additional payments of €4 million each will be paid if certain aggregate sales targets are achieved.

      The following assets and liabilities were acquired in the acquisition of Laphal. The purchase price allocation is subject to adjustment up to one year from the acquisition date.

As of March 25,
2003

Current assets:
Cash and cash equivalents	$1,551,479
Accounts receivable	1,096,486
Inventories	413,707
Other current assets	496,447

Total current assets	3,558,119
Product rights	13,149,779
Property and equipment, net	8,743

Total assets acquired	$16,716,641
Current liabilities:
Accounts payable	$1,353,288
Accrued and other current liabilities	1,206,851
Long-term debt, due within one year	277,006

Total current liabilities	2,837,145
Long-term debt	576,100

Total liabilities assumed	$3,413,245

Net assets acquired	$13,303,396

      Product rights relate to thalidomide and are being amortized over the 15 year period in which the Company expects to generate significant revenues from this product.

      The following pro forma combined financial information for the year ended December 31, 2002 and the three months ended March 25, 2003 is derived from the historical financial statements of the Company and of Laphal for the periods then ended, adjusted to give effect to their consolidation using the purchase method of accounting and to reflect interest costs on the convertible notes issued by the Company to fund the acquisition. This pro forma financial information assumes the acquisition of Laphal occurred as of the beginning of the periods shown. It is provided for illustrative purposes only and is not indicative of the operating results that would

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

have been achieved had the acquisition been consummated at the dates indicated, nor is it necessarily indicative of future operating results:

	Year Ended	Three Months Ended
	December 31,	March 25,
	2002	2003

Net sales	$10,283,058	$3,445,547
Net loss	$(36,374,903)	$(14,256,578)
Net loss attributable to common stockholders per common share, basic and diluted	$(48.40)	$(18.16)

      In April 2003, the Company issued $14 million of 6% convertible notes. Proceeds from the convertible notes were used to fund the acquisition of Laphal. Interest on the notes is payable annually and the notes are due in their entirety in April 2008. The notes are convertible into shares of the Company’s common stock at a conversion price of $11.00 per share. The notes automatically convert into shares of common stock in the event of a public offering of common shares in which the offering price is not less than $15.00 per share and net proceeds to the Company are in excess of $50 million. Further, the Company has the right to call the notes if shares of the Company’s common stock trade on a public market at a price of $15.00 per share or more for 20 consecutive days. Holders of the notes also received warrants to purchase an aggregate of 424,242 shares of the Company’s common stock at a price of $11.00 per share. The value of these warrants has been reflected as an additional debt discount to be amortized over the term of the debt.

5.     License Agreements

Innohep®

      In June 2002, the Company entered into an agreement with LEO Pharma A/S for the license of the low molecular weight heparin, Innohep®. Under the terms of the agreement, the Company acquired an exclusive right and license to market and distribute Innohep® in the United States. On the closing date, in exchange for this license, the Company paid $5 million which is capitalized as product rights and is being amortized over the 10 year period during which the Company expects to generate significant revenues. On the closing date, the Company paid an additional $2.5 million which is creditable against royalty payments otherwise due during the period ending March 1, 2005. In addition, the Company is obligated to pay LEO Pharma royalties at the rate of 30% of net sales on annual net sales of up to $20 million and at the rate of 35% of net sales on annual net sales exceeding $20 million, less in each case the Company’s purchase price from LEO Pharma of the units of product sold. The agreement has a term of ten years.

Refludan®

      In May 2002, the Company entered into an Interim Sales Representation Agreement (“ISRA”) and a Distribution and Development Agreement with Schering AG. Pursuant to these agreements, the Company acquired the exclusive right to market and distribute Refludan® in all countries outside the U.S. and Canada. The terms of the distribution arrangement are initially governed by the ISRA. Upon achieving certain manufacturing and supply milestones, the Distribution and Development Agreement will become effective and additional acquisition payments will be due Schering. The Company made an initial payment of $2 million at closing and an additional $1 million in December 2002. These payments are capitalized as product rights and are being amortized over the 10-year period during which the Company expects to generate significant revenues. Additional payments of up to $26.5 million will be due Schering if certain manufacturing, sales, and supply price milestones are achieved. Because such payments are contingent upon future events, they are not reflected in the accompanying financial statements. In addition, the Company will pay Schering an 8% royalty on net sales of Refludan® through December 31, 2003.

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

Azacitidine and Thalidomide

      In 2001, the Company acquired the development and commercialization rights to two products being developed for the treatment of certain bone marrow disorders and malignancies. Global rights to azacitidine were licensed from Pharmacia Corporation and rights in all countries outside the U.S., Canada, and certain Asian countries to Thalomid® (thalidomide) were licensed from both Celgene Corporation and Penn T Limited. The Company is responsible for all costs associated with the development, regulatory review, and commercialization of these products.

      Under the terms of the Company’s agreement with Pharmacia, the Company is obligated to pay them a royalty of up to 20% on net sales of azacitidine. Pharmacia has a one-time option that expires 75 days after the filing of an NDA for azacitidine with the FDA under which Pharmacia can obtain the right to participate with the Company in both the development of the product and its commercialization on a 50:50 basis. Were Pharmacia to exercise this right, the Company would negotiate a mutually acceptable joint development and promotion agreement and Pharmacia would be obligated to reimburse the Company for 50% of the development costs incurred in connection with azacitidine through the date of the execution of that agreement. The license from Pharmacia has a term extending for the longer of the last to expire of valid patent claims in any given country or ten years from the first commercial sale of the product in a particular country.

      Under the Company’s agreements with Penn and Celgene, the Company will pay a combined royalty of 36% of net sales, less the Company’s purchase price from Penn of the units of product sold, on all sales of thalidomide once it is approved by the appropriate health regulatory authority for sale in any country within the Company’s license territory. Until such approvals are obtained, the combined royalty payment obligations to Celgene and Penn are generally lower than 36%. The Company’s royalty payment obligations to Celgene and Penn are also subject to certain minimum yearly payment thresholds. In connection with our ongoing relationship with Celgene, and to further the clinical development of thalidomide, particularly in multiple myeloma, the Company has also agreed to fund an aggregate of $8.0 million of Celgene’s clinical trial development costs for clinical studies of thalidomide, with this amount payable in installments through 2005. The agreements with Celgene and Penn each have a ten year term running from the date of receipt of the first regulatory approval for thalidomide in the United Kingdom, subject, in the case of the Celgene agreement to Celgene having a right to terminate the agreement if the Company has not obtained that approval by November 2006.

      The cost value and accumulated amortization associated with Innohep® and Refludan® is as follows:

	As of December 31, 2002		As of June 30, 2003

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortized product rights:
Innohep®	$5,000,000	$(250,000)	$5,000,000	$(500,000)
Refludan®	3,000,000	(125,439)	$7,000,000	$(278,070)

Total product rights	$8,000,000	$(375,439)	$12,000,000	$(778,070)

      The gross carrying amount for the Refludan® product rights increased by $4 million during the six months ended June 30, 2003 to reflect an additional payment due Schering AG as of June 30, 2003.

      The amortization expense for the year ended December 31, 2002 was $375,439. The estimated amortization expense for the next five years is $805,263 per year.

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

6.     Property and Equipment

	December 31,

	2001	2002

Property and equipment:
Computer hardware and software	$708,948	$2,378,433
Furniture and fixtures	426,482	999,970
Equipment	252,211	521,027
Leasehold improvements	261,531	959,669

	1,649,172	4,859,099
Less accumulated depreciation	(290,055)	(981,191)

Total property and equipment, net	$1,359,117	$3,877,908

      Depreciation expense was $213,945 and $669,014 for the years ended December 31, 2001 and 2002, respectively.

7.	Accrued and Other Current Liabilities

	December 31,
			June 30,
	2001	2002	2003

Accrued and other current liabilities
Accrued salaries and benefits	$1,047,977	$1,475,960	$1,903,338
Accrued operating expenses	556,054	1,787,789	4,111,170
Product acquisition payments	—	—	4,000,000
Current maturities of long-term debt		42,380	338,260
Other payables	20,618	115,641	1,083,726

	$1,624,649	$3,421,770	$11,436,494

8.     Leases and Other Commitments

      The Company leases office space and equipment under various noncancelable operating lease agreements. One of these agreements has a renewal term which allows the Company to extend this lease up to six years, or through 2013. Two of the real property leases include rent increases of 1% to 3% per year. Rental expense was $443,274 and $943,635 for the years ended December 31, 2001 and 2002, respectively. As of December 31, 2002, future minimum rental commitments, by fiscal year and in the aggregate, for the Company’s operating leases are as follows:

2003	$1,204,861
2004	1,120,936
2005	932,232
2006	636,057
2007	332,107

Total minimum lease payments	$4,226,193

      In 2001, the Company entered into a credit facility for issuance of international standby letters of credit in the amount of $100,000 to guarantee current and future commitments in foreign countries. The letter of credit is secured by $110,000 of restricted cash held in the Company’s savings account. Two letters of credit totaling

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

$53,435 have been issued under this facility. In 2002, the Company established two additional standby letters of credit for a total of $118,745.

      In 2002, the Company borrowed $222,705 to improve the office lease space located in Boulder, Colorado. Payments under this borrowing are due as follows:

Year ending December 31,
2003	$53,139
2004	53,139
2005	53,139
2006	53,139
2007	30,998

Total debt payments	243,554
Less amounts representing interest of 5.5% per annum	(28,706)
Less current portion of long-term debt	(42,380)

Long-term debt balance	$172,468

9.     Income Taxes

      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”). Under the provisions of SFAS 109, a deferred tax liability or asset (net of a valuation allowance) is provided in the financial statements by applying the provisions of applicable tax laws to measure the deferred tax consequences of temporary differences that will result in net taxable or deductible amounts in future years as a result of events recognized in the financial statements in the current or preceding years.

      At December 31, 2002, the Company has federal, state, and foreign net operating loss carryforwards for income tax purposes of approximately $28.8 million, which will expire in the years 2019 through 2022 if not utilized.

      The Tax Reform Act of 1986 contains provisions that limit the utilization of net operating loss and tax credit carryforwards if there has been a “change of ownership” as described in Section 382 of the Internal Revenue Code. Such a change of ownership may limit the Company’s utilization of its net operating loss and tax credit carryforwards, and could be triggered by an initial public offering or by subsequent sales of securities by the Company or its stockholders.

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

      The components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,

	2001	2002

Deferred tax assets:
Net operating loss carryforwards	$780,000	$8,219,000
Organizational costs	4,986,000	7,649,000
Accrued bonus	29,000	278,000
Allowance on accounts receivable	—	271,000
Tax credit carryforwards	143,000	143,000
Other	205,000	148,000

	6,143,000	16,708,000
Valuation allowance	(6,143,000)	(16,626,000)

	—	82,000

Deferred tax liabilities:
Prepaid expenses	—	(66,000)
Other	—	(16,000)

Net deferred tax assets and liabilities	$—	$—

      The Company has recorded a valuation allowance equal to the excess of deferred tax assets over deferred tax liabilities as the Company was unable to determine that it is more likely than not that the deferred tax asset will be realized.

      The Company’s effective tax rate differs from the federal income tax rate for the following reasons:

	Year Ended
	December 31,

	2001	2002

Expected federal income tax expense at statutory rate	34.00%	34.00%
Effect of permanent differences	(0.20)	(0.09)
State income tax expense, net of federal benefit	2.83	2.12
Valuation allowance	(36.63)	(36.33)

	—%	(0.30)%

      The provision for income taxes is comprised of the following:

	2001	2002

Current provision:
Federal	$—	$—
State	—	—
Foreign	—	105,000

Total	$—	$105,000

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

10.     Stock Option Plans

Stock Options

      In 2000, the Company’s Board of Directors approved the 2000 Stock Incentive Plan (the “2000 Plan”). A total of 1,578,323 shares of common stock have been reserved for future issuance to eligible employees, consultants, and directors of the Company as of December 31, 2002. The 2000 Plan provides for awards of both nonstatutory stock options and incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and stock purchase rights to purchase shares of the Company’s common stock.

      In 2001, the Company’s Board of Directors approved the 2001 Non-Employee Director Stock Option Plan (the “2001 Plan”). A total of 85,000 shares of common stock have been reserved for future issuance to directors of the Company as of December 31, 2002. The 2001 Plan provides for awards of nonstatutory stock options only.

      The 2000 Plan and the 2001 Plan are administered by the compensation committee of the Board of Directors, which has the authority to select the individuals to whom awards will be granted and to determine whether and to what extent stock options and stock purchase rights are to be granted, the number of shares of common stock to be covered by each award, the vesting schedule of stock options, generally straight-line over a period of four years, and all other terms and conditions of each award. The grants expire 7 and 10 years from the date of grant for the 2000 and 2001 Plans, respectively. A summary of the Plans’ activity is as follows:

		Weighted-
	Number of	Average
	Options	Exercise Price

Balance, December 31, 2000	190,754	$0.40
Granted	232,250	0.76
Exercised	(172,500)	0.52
Terminated or expired	(13,125)	0.44

Balance, December 31, 2001	237,379	0.68
Granted	1,142,738	1.96
Exercised	(42,177)	0.76
Terminated or expired	(15,948)	0.56

Balance, December 31, 2002	1,321,992	$1.76
Granted	219,719	2.40
Exercised	(33,777)	1.40
Terminated or expired	(36,786)	1.60

Balance, June 30, 2003	1,471,148	$1.87

      During the six months ended June 30, 2003, options were granted to employees and directors at exercise prices that were less than the estimated fair value of the underlying shares of common stock as of the grant date. In accordance with APB 25, deferred compensation expense is being recognized for the excess of the estimated fair value of the Company’s common stock as of the grant date over the exercise price of the options and amortized to expense on a straight-line basis over the vesting periods of the related options, which is generally 4 years. The Company recorded compensation expense totaling $243,000 for the six months ended June 30, 2003. As of June 30, 2003, the Company had recorded deferred compensation of $1,317,579 as a component of stockholders’ equity that represents unamortized compensation expense.

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

      A summary of options outstanding as of December 31, 2002, is as follows:

	Outstanding Options			Exercisable Options

		Weighted-Average	Weighted-	Shares	Weighted-
		Remaining	Average	Currently	Average
Exercise Price	Shares Under Option	Contractual Life	Exercise Price	Exercisable	Exercise Price

$0.40	98,379	4.7	$0.40	55,102	$0.40
$0.60	51,500	6.3	$0.60	19,104	$0.60
$1.60	672,113	6.6	$1.60	19,688	$1.60
$2.40	500,000	7.0	$2.40	—	$2.40

	1,321,992	6.6	$1.76	93,894	$0.68

      A summary of options outstanding as of June 30, 2003 (unaudited) is as follows:

	Outstanding Options			Exercisable Options

		Weighted-Average	Weighted-	Shares	Weighted-
		Remaining	Average	Currently	Average
Exercise Price	Shares Under Option	Contractual Life	Exercise Price	Exercisable	Exercise Price

$0.40	85,516	4.2	$0.40	61,498	$0.40
$0.60	49,000	5.8	$0.60	26,115	$0.60
$1.60	641,738	6.0	$1.60	137,319	$1.60
$2.40	694,894	6.9	$2.40	28,125	$2.40

	1,471,148	6.3	$1.87	253,057	$1.29

      In November 2001, the Board of Directors amended all existing stock option agreements under both the 2000 and 2001 Plans. The amendment provided that all options are immediately exercisable. However, any shares acquired upon exercise are subject to repurchase by the Company over a reverse vesting period that entitles the optionee to exactly the same vesting schedule as the original grant. The repurchase price is equal to the exercise price of the options. Under the 2000 and the 2001 Plan, employees and directors have exercised 123,190 and 90,945 shares granted that are not yet vested at December 31, 2001 and 2002, respectively.

11.     Common and Redeemable Convertible Preferred Stock

Common Stock

      On January 4, 2000, the Company issued 667,000 shares of its common stock to founders for $2,000. On January 5, 2000, the Company executed a restricted stock agreement pertaining to the issuance of these shares to its founders. Under this agreement, 33.33% of these shares vested immediately while the remaining shares vest over a term of three years. As a result, the Company’s 2002 and 2001 statements of operations reflect $44,160 and $44,158, respectively, of stock compensation related to this arrangement.

Redeemable Convertible Preferred Stock

      In January 2000, the Company issued 5,069,792 shares of redeemable convertible preferred stock (“Series A Preferred”), in a first closing, to a group of private investors at a purchase price of $1.00 per share. In December 2000 and January 2001, the Company issued 3,237,500 and 9,605,973 shares, respectively, of Series A Preferred, in a second closing, to the same group of investors at a purchase price of $1.50 per share. In November 2001, the Company issued 31,071,769 shares of redeemable convertible preferred stock (“Series B Preferred”) to a group of investors at a purchase price of $2.09 per share. In October 2002, the Company issued 19,138,756 shares of redeemable convertible preferred stock (“Series C Preferred”) at a purchase price of $2.09 per share.

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

      All of the preferred shares have preferences before common stock in liquidation equal to the initial preferred purchase price, plus any accrued but unpaid noncumulative dividends. In addition, the Series B and Series C Preferred shares have preferences before the Series A Preferred shares and are entitled to share on a pro rata, as if converted, basis in the remaining assets with the common shares after preferential liquidation payments are made to preferred shareholders.

      The preferred shares are convertible into common on a one-to-four basis (subject to certain antidilution provisions) at the option of the preferred shareholder. The preferred shares automatically convert in the event of an initial public offering in which the offering price is not less than $20.00 per share and cash proceeds are in excess of $20 million and may also be converted in their entirety upon the consent of the holders of a majority of the Series A preferred shares and 55% of the Series B and Series C preferred shares. The preferred shares have voting rights, on a per share basis, equal to the Company’s common stock. In September 2003, the Company received written consent from the holders of a sufficient percentage of its outstanding shares of preferred stock to automatically convert all preferred shares to common shares immediately prior to consummation of an initial public offering provided that: such offering results in aggregate cash proceeds to the Company of $20.0 million; the Pricing Committee of the Company’s Board of Directors unanimously approves the initial public offering price per share; and the initial public offering price per share is not less than a specified amount, which amount is below the low-point of the proposed price range for this offering.

      The Series B and Series C preferred shares are redeemable at any time after November 30, 2006 and are payable within 30 days. The Series A preferred shares are redeemable after January 5, 2007 and payable in three annual installments. The redemption price is fixed at the liquidation preference amount plus an amount per share equal to 8% per annum of the liquidation preference amount from the original issue date of the redeemed share. The Company records accretion to the preferred stock value on a periodic basis. Preferred stock is accreted to its redemption value from the time of issuance to the redemption date. The redemption accretion increases the net loss attributable to common shareholders in the calculation of basic and diluted net loss per share.

      A total of 17,030,956 shares of common stock have been reserved for future issuance upon the conversion of the preferred stock.

Warrant

      In November 2001, the Company issued a warrant to purchase 1,701,805 shares of Series B Preferred stock at $2.09 per share to a business partner which is exercisable one year after the date of grant and expires seven years from the date of grant. Based on the estimated fair value of the warrant, development expense in the amount of $884,939 was recorded in connection with the issuance of this warrant in 2001.

Reverse Stock Split

      As a result of the one-for-four reverse stock split that was effective September 25, 2003, every four shares of the Company’s common stock were replaced with one share of the Company’s common stock. All references to common stock, common shares outstanding, average number of common shares outstanding and per share amounts in these consolidated financial statements and notes to consolidated financial statements prior to the effective date of the reverse stock split have been restated to reflect the one-for-four common stock reverse split on a retroactive basis.

12.     Employee Savings Plan

      Through 2002, the Company’s employees located in the U.S., were leased from ADP Total Source II, the employer of record, and worked exclusively for the Company. ADP Total Source II has a 401(k) plan which allows participants to contribute up to 15% of their salary, subject to eligibility requirements and annual limits. The Company makes the matching contributions of 100% up to the first 3% contributed by participants. Matching

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

contributions totaled $116,526 and $112,910 in 2001 and 2002, respectively. The Company’s international employees are eligible to participate in retirement plans, subject to the local laws that are in effect for each country. The Company matched $0 and $144,355 of the contributions made by these employees in 2001 and 2002, respectively.

13.     Related Parties

      In 2001, one of the members of the Board of Directors of the Company performed consulting services for the Company in exchange for an option to purchase 12,500 shares of the Company’s common stock. The expense related to these options was immaterial.

      As part of the relocation assistance provided to three officers, during 2002, the Company made loans totaling $400,000 to these individuals. The loans do not bear interest and are secured by a second deed of trust on the principal residences of each of the officers. The notes are repayable over terms ranging from two to four years. The Company has agreed, for as long as these officers remain employed by the Company, to make annual bonus payments to these officers in amounts sufficient the pay to loan amounts then due.

Report of Independent Auditors

To the Board of Directors

and Shareholders of Pharmion Corporation

      We have audited the accompanying consolidated balance sheet of Gophar S.A.S. (the “Company”) as of December 31, 2002 and the related consolidated statement of operations, stockholders’ equity and other comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ LAURENT DELABARRE

Ernst & Young Audit
Paris, France

August 14, 2003

GOPHAR S.A.S.

CONSOLIDATED BALANCE SHEET
(In thousands of euros)

December 31,
2002

Assets
Cash and cash equivalents	1,116
Accounts receivable	248
Due from related party	370
Inventories	252
Other current assets	346

Total current assets	2,332

Property and equipment, net	49
Other assets	54

Total assets	2,435

Liabilities and Stockholders’ Equity (Deficit)
Bank loan and advances current portion	443
Trade accounts payable	331
Due to related party	1,085
Accrued and other current liabilities	570
Related party loans	2,471

Total current liabilities	4,900

Bank loan and advances less current portion	791
Other long-term liabilities	46
Common stock, par value €15.24, authorized and issued 2,500 shares	38
Additional paid-in capital	(3,183)
Accumulated deficits	(172)
Accumulated other comprehensive income	15

Stockholders’ equity (deficit)	(3,302)

Total liabilities and stockholders’ equity (deficit)	2,435

GOPHAR S.A.S.

CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of euros)

Year Ended
December 31,
2002

Net sales	5,865
Cost of sales	(1,119)
Clinical, development and regulatory expenses	(2,617)
Selling, general and administrative expenses	(2,315)

Total operating expenses	(6,051)

Loss from operations	(186)

Interest and other income, net	37

Loss from operations before income taxes	(149)

Income tax benefit	110

Net loss	(39)

GOPHAR S.A.S.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands of euros)

Year Ended
December 31, 2002

Cash flow from operating activities:
Net loss	(39)
Depreciation	201
Provision for legal matters	73
Disposal of intangible assets	238
Adjustments to reconcile net loss to net cash used in operating activities:
Accounts receivable, net	46
Due from related party	(490)
Inventories	(213)
Other current assets	(203)
Accounts payable	124
Due to related parties	1,099
Accrued and other current liabilities	(899)

Net cash used in operating activities	(63)

Cash flow from investing activities:
Proceeds from sale of property and equipment	381
Sale of other long-term assets	1,028

Net cash provided by investing activities	1,409

Cash flow from financing activities:
Proceeds from loan with related party	2,400
Proceeds from bank loan	457
Dividend paid to Laboratoires Laphal (1)	(3,345)
Dividend received from Laphal Industrie (2)	162
Payment of debt obligations	(406)

Net cash used in financing activities	(732)

Net increase in cash and cash equivalents	614
Cash and cash equivalents, beginning of year	502

Cash and cash equivalents, end of year	1,116

(1)	The Company acquired Laphal Développement, S.A. from a company that has the same parent as the Company. The difference between the consideration paid by the Company and the historical carrying value of the net assets acquired was reflected as a dividend payment as a reduction of the “Additional paid-in capital” balance.

(2)	The Company sold fixed assets to an entity that has the same parent as the Company. The difference between the consideration received by the Company and the historical carrying value of the net assets sold was reflected as a capital contribution and increased the “Additional paid-in capital” balance.

GOPHAR S.A.S.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND

OTHER COMPREHENSIVE INCOME

	Year Ended December 31, 2002

				Other		Stockholders’
	Common	Additional	Accumulated	Comprehensive	Net	Equity
	Stock	Paid-in Capital	Deficit	Income	Loss	(Deficit)

	(In thousands of euros except share amounts)
Balance at January 1, 2002	38	—	(133)	—	—	(95)
Unrealized gain on securities				15		15
Dividend paid to Laboratories Laphal		(3,345)				(3,345)
Capital contribution by Laphal Industrie		162				162
Net income					(39)	(39)

Balance at December 31, 2002	38	(3,183)	(133)	15	(39)	(3,302)

GOPHAR S.A.S.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros)

1.	Description of Business

      Gophar S.A.S. (“Gophar” or the “Company”) is incorporated as a “Société par Actions Simplifée,” a form of limited liability company, under the laws of the Republic of France. Gophar was organized in 1984 as a company focused on the creation, research and development and management of products in the field of animal or human healthcare in France and abroad. As of December 31, 2002, Gophar is a subsidiary of the Note Family.

2.	Summary of Significant Accounting Policies

Basis of Presentation

      The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Acquisition of Laphal Développement

      On July 19, 2002, the Company acquired from Laboratoires Laphal (“LL”) a 99.9% stake in Laphal Développement (“LD”) for total consideration of €3,431. The acquisition was mainly financed through (i) a €2,400 loan granted by 5G, a subsidiary of the Note Family and (ii) the repayment of convertible bonds due from LL to LD for €922. At the date of the acquisition, LL was a subsidiary under the control of the Note Family, the parent company of Gophar.

      As LD was acquired from an entity that was under the common control of the Note Family, the acquisition was accounted for as a pooling of interests in compliance with Statement of Financial Accounting Standards No. 141 Business Combinations. As a consequence since Gophar had no significant operations of its own prior to this acquisition, the consolidated statements of operations and cash flows reflect the activity of LD as a predecessor of Gophar, prior to July 19, 2002. The difference between the consideration paid by the Company and the historical carrying value of the net assets acquired was reflected as a dividend payment as a reduction of the “Additional paid-in capital” balance.

Principles of Consolidation

      The accompanying consolidated financial statements include the Company and its wholly-owned subsidiaries in France, LD and Lipogel.

      All intercompany balances and transactions have been eliminated.

      The Company maintains its statutory records on the basis of the accounting principles generally accepted in France. The accompanying consolidated financial statements have been adjusted to conform with US GAAP.

     Revenue Recognition

      The Company derives the majority of its revenues from the sale of orphan drugs, which are used to treat rare diseases. The exclusive customers of the orphan products are hospitals and clinics, whereas non-orphan products are also sold to wholesale distributors. Revenue is recognized when all of the following criteria are met: persuasive evidence that an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collection is reasonably assured. Revenue from product sales is recognized upon delivery to the customer, which is when ownership and risk of losses transfer to the customer.

      Provisions for discounts, rebates and customer returns are recorded at the time the related sales are recognized.

      LD maintains the intellectual property rights to develop Orphan drugs. It holds several marketing authorizations (“AMM”) and temporary exclusive authorizations dedicated to specific diseases (“ATU”). Its

GOPHAR S.A.S.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

main product, Thalidomide, for which LD holds an ATU in France and Belgium, accounts for more than 87% of total net sales.

     Cost of Sales

      The Company outsources the manufacturing of their products to Laphal Industries (“LI”), a company owned by the Note Family. The Company acquires the pharmaceuticals manufactured by LI in a finished good state when they have passed certain quality control requirements.

      Manufacturing costs incurred with LI, along with outsourcing costs related to the repackaging and annual regulatory tests performed on the products as required by French law, are reflected in cost of sales.

     Cash and Cash Equivalents

      Cash and cash equivalents consist of cash and highly liquid investments with a maturity of three months or less.

     Inventories

      As of December 31, 2002, inventory primarily consists of Orphan products, which include Thalidomide products, Triacana and Rimifon. The Company’s products are mainly sold in the French and Belgium markets where the Company has an exclusive distribution license for these products. All products are acquired from LI as finished goods, when they have passed certain quality control requirements. Inventories are valued at the lower of cost or net realizable value. Cost is calculated using the first-in, first-out method, based on the transfer prices determined in the manufacturing contract with LI.

     Risks and Uncertainties

      The Company is subject to risks common to companies in the pharmaceutical industry including, but not limited to, uncertainties related to regulatory approvals, dependence on key products, dependence on key suppliers, and protection of proprietary rights.

     Property and Equipment

      Property and equipment are stated at historical cost. Repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method based on the following estimated useful lives:

Furniture & fixtures	1 year
Transport equipment	4 years
Office equipment	1-6 years
Computer equipment	3 years

      The Company assesses impairment of property and equipment in accordance with Statement of Financial Accounting Standards No. 144 (“SFAS 144”) Accounting for the Impairment or Disposal of Long-Lived Assets. Pursuant to SFAS 144, the recoverability of the carrying value of long-lived assets to be held and used should be evaluated based upon changes in the business environment or other facts and circumstances that suggest they may be impaired. If this evaluation indicates the carrying value may not be recoverable, based on the undiscounted expected future cash flows estimated to be generated by these assets, the Company reduces the carrying amount to the estimated fair value.

GOPHAR S.A.S.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

     Concentration of Credit Risk

      Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash and cash equivalents and accounts receivable. The Company maintains its cash balances in the form of short term investments with financial institutions that management believes are creditworthy. The Company has no financial instruments with off-balance-sheet risk of accounting loss.

      The Company operates in one segment, the sales of pharmaceuticals products. Thalidomide, the Company’s main product, is sold exclusively to hospitals and clinics in France and Belgium, whereas other orphan products are also sold to wholesale distributors. Ongoing credit evaluations of customers are performed by LI, a related party to which the Company has outsourced the distribution and cash collection processes, and collateral is generally not required. The Company does not maintain a reserve for potential credit losses, given the limited risk on its end-customers, which mainly consist of hospitals and clinics that are fully supported by the French State.

      In 2002, revenues generated from two main customers represented approximately 13.7% and 13.4%, respectively.

     Clinical, Development and Regulatory Costs

      Clinical, development and regulatory costs, which include research and development employee costs as well as costs related to external technical and general studies, are expensed as incurred.

     Income Taxes

      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”).

      Deferred taxes are measured using the liability method. Under this method, deferred tax assets and liabilities are recognized on (i) temporary differences between the tax and carrying amounts of assets and liabilities and (ii) tax loss carry forwards. They are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

     Use of Estimates

      The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Property and Equipment

December 31, 2002

Property and equipment:
Industrial equipment	€63
Furniture and fixtures	3
Transport equipment	4
Office equipment	13
Computer equipment	9

92
Less accumulated depreciation	(43)

Total property and equipment, net	€49

GOPHAR S.A.S.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

      Depreciation expense was €201 for the year ended December 31, 2002. The main portion of depreciation expense relates to assets that have been sold or disposed of during the year. The transfer of assets to LD, including property and equipment, was achieved at net book value.

4.  Other Current Assets

      As of December 31, 2002 other current assets amount to €345 and consisted of the following:

December 31, 2002

VAT receivable	€237
Other receivables	73
Tax carry-back	35

Total other current assets	€345

      Gophar had a net operating loss carry back of €35 resulting from a €171 tax deficit generated in 1998. The credit is recoverable in cash, if not used to offset taxes payable, in the fifth year following its generation. Consequently, the Company is entitled to receive a cash payment for the €35 carry-back receivable in 2003.

5.     Accrued and Other Current Liabilities

      Accrued and other current liabilities amount to €570 as of December 31, 2002 and consisted of the following:

December 31, 2002

Advances to Trinity and Pharma Mondial	€94
Payroll taxes accrual	141
Accrued vacation	79
Other employee accruals	105
Litigation provision	73
Other	78

Total accrued and other current liabilities	€570

6.     Related Party Loans

      In 2002, the Company borrowed €2,400 from 5G, a related party company. The proceeds were used to finance the acquisition of LD (see “Basis of presentation” in note 2). The note bears interest at 6.6% per annum. Principal and accrued interest was due June 2005. Interest expense for the year ended December 31, 2002 was €71.

      Following the acquisition of the Company by Pharmion on March 25, 2003, the loan granted by 5G had to be reimbursed, as mentioned in a covenant of the loan convention in case of change of control. The loan was paid back by Pharmion and was replaced by a loan between the Company and Pharmion due within one year.

GOPHAR S.A.S.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

7.     Long Term Debt

      As of December 31, 2002, the Company held the following long-term debt obligations:

Floating rate notes due 2005	€491
Floating rate notes due 2006	379
Interest Free Loans	364

1,234
Less current portion	443

Total long term debt	€791

      The Company holds two floating rate notes at BPPC bank, which are collateralized by the long-lived assets of LD with a net book value of €1,505 as of December 31, 2002. The Company is required to make fixed quarterly payments representing interest and principal. Interest rates are based on Euribor 3 months + 1.14% for the floating rate notes due in 2005 and Euribor 3 months + 1.20% for the floating rate notes due in 2006.

      The maturities of long-term debt existing at December 31, 2002 were as follows:

2003	€468
2004	493
2005	302
2006	32
2007 and thereafter	—
Total	1,295
Less interest expense	61

€1,234

      The maturities of the long term debt does not approximate the principal balance as of December 31, 2002 due to the fact that the Company is required to make fixed quarterly installment payments on the bank notes due 2005 and 2006 which include principal and interest. The Company is unable to estimate the amount of the principal maturities only because the interest is calculated on the future Euribor rate.

      In 2002, total interest expense for the two floating rate notes amounted to €36.

      Interest Free Loans consist of loans granted by the ANVAR and the DRIRE, which are French state agencies funding start-up companies to support their R&D efforts. These loans were transferred to the Company with the acquisition of LD.

8. Stockholders’ equity

     Common Stock

      As of December 31, 2002, the issued and outstanding share capital consisted of 2,500 shares with a nominal value of €15.24 each.

     Additional Paid In Capital

      The Company acquired LD from a company that has the same parent as the Company. The difference between the consideration paid by the Company and the historical carrying value of the net assets acquired was reflected as a dividend payment as a reduction of the “Additional paid-in capital” balance.

GOPHAR S.A.S.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

      The Company sold fixed assets to an entity that has the same parent as the Company. The difference between the consideration received by the Company and the historical carrying value of the net assets sold was reflected as a capital contribution and increased the “Additional paid-in capital” balance.

9.     Commitments and Contingencies

     Operating Lease Commitments

      The Company rents office space in Paris and laboratory space in Allauch (France) under operating lease agreements. Both agreements have a nine-year term expiring in 2011 and either party has the option of canceling the lease agreements every three years.

      The table below shows future minimum lease commitments due under non-cancellable operating leases at December 31, 2002:

2003	€160
2004	114
2005	114
2006	—
2007 and thereafter	—

Total	€388

      Total rent expense for the year ended December 31, 2002 amounted to €114 for Allauch laboratory space and to €46 for Paris office space.

      During the acquisition process of the Company by Pharmion, an amendment to the contract was negotiated with the lessor of the Paris office, with the opportunity for the Company to interrupt the Paris office rental on January 1st, 2004. The Company chose to terminate the contract effective January 1st, 2004.

     Legal Matters

      A €73 provision for risk was recorded in 2002 regarding a litigation with the former head of the R&D division following his redundancy. His claim has been brought forward to the labor relation board for an amount of €145, half of which was provided for as of December 31, 2002 based on management’s best estimate of the risk.

10.     Income Taxes

      The income tax is analyzed as follows:

December 31, 2002

Current income taxes	€110
Deferred income taxes	—

Total income tax profit	€110

      The tax rate of the Company amounts to 34.33%. The group is in a tax profit position because of a tax refund received by Lipogel, a subsidiary of the Company. Lipogel was part of the Laboratoires Laphal tax consolidation group until Gophar acquired it. Laboratoires Laphal refunded to Lipogel their tax saving contribution amounting to €114.

GOPHAR S.A.S.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

      As of December 31, 2002, the components of the Company’s deferred tax assets and liabilities are as follows:

December 31, 2002

R&D costs capitalized and amortized for tax purposes	€267
Additional allowance on inventory	13
Other temporary differences	3
Tax loss carry forward	26

309
Less: valuation allowance	(309)

Total net deferred tax assets	€—

      The Company has recorded a valuation allowance on its net deferred tax assets, as it is more likely than not that the deferred tax asset will not be realized. As of December 31, 2002, LD had net operating loss carry-forwards of €77 with no expiration date.

11.     Related Parties

      LD outsources its drug production to LI. The manufacturing contract between LI and LD states a transfer price for each product. Products are transferred from LI to LD when they are finished and approved by the pharmacist who ensures that the products have been manufactured to meet quality control requirements.

      LD also outsources its distribution and cash collection to LI. However, LD assumes the credit risk for the amount billed to the end customers. Pursuant to the terms of the distribution agreement between LD and LI, LD is required to pay LI a percentage of sales for the services rendered.

      In addition, up until May 2002, LI provided administrative services and R&D industrial services to LD based on market prices.

      For the year ended December 31, 2002, the Company recorded expense with LI in the amount of €2,165, which are reflected as follows:

December 31, 2002

Cost of goods sold	€1,033
Distribution and other services	1,131

Total expense with Laphal Industrie	€2,164

      From June 2002, the administrative services, including accounting, legal services and information technology management, have been provided by Finexsud, a subsidiary of the Note Family. LD pays a monthly fee to Finexsud. For the year ended December 31, 2002, the Company recorded expense with Finexsud in the amount of €336.

13.     Convertible Bonds

      In 1998 and 1999, the Company acquired convertible bonds issued by LL for a total amount of €832. These bonds were repaid by LL on July 19th 2002. As no conversion options into LL shares were exercised, the Company was entitled to an indemnity. The indemnity and the interest are reflected as interest income in the consolidated statement of operations for €90. The cash proceeds resulting from the repayment of the bonds, totaling €922, were used to finance the acquisition of LD.

GOPHAR S.A.S.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

14.     Subsequent Events

     Acquisition of the Company by Pharmion

      On March 25, 2003, Pharmion acquired the Company. Following the acquisition, the €2,400 loan granted by 5G had to be reimbursed, as mentioned in a covenant of the loan convention in case of change of control. The loan was paid back by Pharmion and was replaced by a loan between the Company and Pharmion, due within one year.

      In March 2003, as a consequence of this acquisition, the Company sold LD’s research and development division to entities under the control of the Note Family. The tables below present the Company’s summarized consolidated balance sheet and statement of operations as of and for the year ended December 31, 2002 excluding the R&D division:

      Summarized consolidated balance sheet as of December 31, 2002 excluding the R&D division:

Current assets	€2,122
Long-term assets	1,149

Total assets	3,271
Current liabilities	4,346
Long-term liabilities	531

Total liabilities	4,877

Net assets	€(1,606)

      Summarized consolidated statement of operations for the year ended December 31, 2002 excluding the R&D division:

Net sales	€5,665
Cost of sales	1,109
Clinical, development and regulatory expenses	1,572
Selling, general and administrative expenses	1,938
Total operating expenses	4,619

Operating income	€1,046

PHARMION CORPORATION

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

      The following unaudited pro forma combined condensed statements of operations for the year ended December 31, 2002 and six months ended June 30, 2003 are derived from the historical consolidated condensed statements of operations of Pharmion Corporation and the historical condensed statements of operations of Gophar S.A.S. for the twelve month period ended December 31, 2002 and three months ended March 25, 2003, adjusted to give effect to their consolidation using the purchase method of accounting for business combinations.

      The unaudited pro forma combined condensed statement of operations for the twelve months ended December 31, 2002 and the six months ended June 30, 2003 assumes that the merger occurred on January 1, 2002.

      The pro forma combined condensed statements of operations are provided for illustrative purposes only and should be read in conjunction with the accompanying notes thereto, and the audited consolidated financial statements and notes thereto of Pharmion Corporation as of and for the year ended December 31, 2002 and the audited financial statements and the notes thereto of Gophar originally presented in euros and translated herein to U.S. dollars for the year ended December 31, 2002. The pro forma data is not necessarily indicative of the operating results or financial position that would have been achieved had the merger been consummated at the dates indicated, nor is it necessarily indicative of future operating results and financial condition.

PHARMION CORPORATION

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2002
(Unaudited)

	Historical
					Total
	Pharmion				Pro Forma
	Corporation	Gophar(a)	Adjustments		Combined

Net sales	$4,735,354	$5,547,704			$10,283,058
Costs and expenses:
Cost of sales	1,575,105	1,058,462			2,633,567
Clinical, development and regulatory	15,049,487	2,475,420			17,524,907
Selling, general and administrative expenses	23,436,614	2,189,759			25,626,373
Product rights amortization	375,439	—	788,557	(b)	1,163,996

Loss from operations	(35,701,291)	(175,937)			(36,665,785)
Interest and other income (expense), net	1,109,690	34,998	(852,600	)(c)	292,088

Loss before taxes	(34,591,601)	(140,939)			(36,373,697)
Income tax expense (benefit)	105,255	(104,049)			1,206

Net loss	$(34,696,856)	$(36,890)			$(36,374,903)

See accompanying notes.

PHARMION CORPORATION

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2003
(Unaudited)

	Historical
					Total
	Pharmion				Pro Forma
	Corporation	Gophar(a)	Adjustments		Combined

Net sales	$6,086,855	$1,787,318			$7,874,173
Costs and expenses:
Cost of sales	4,459,470	296,098			4,755,568
Clinical, development and regulatory expenses	11,460,519	853,965			12,314,484
Selling, general and administrative expenses	17,612,299	554,648			18,166,947
Product rights amortization	645,987	—	221,084	(b)	867,071

Income (loss) from operations	(28,091,420)	82,607			(28,229,897)
Interest and other income (expense), net	318,057	(32,185)	(210,000	)(c)	75,872

Income (loss) before taxes	(27,773,363)	50,422			(28,154,025)
Income tax expense (benefit)	113,793	(17,165)			96,628

Net income (loss)	$(27,887,156)	$67,587			$(28,250,653)

PHARMION CORPORATION

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

(a)	Represents the results of operations of Gophar from January 1, 2002, through December 31, 2002, and from January 1, 2003 through March 25, 2003 the effective date of the acquisition of Gophar by Pharmion Corporation. The historical operating results of Gophar have been translated from euros to U.S. dollars using an average translation rate of 0.9459 for the period from January 1, 2002 to December 31, 2002 and 1.0728 from the period from January 1, 2003 to March 25, 2003.

(b)	Adjusted to reflect the amortization of the product rights identifiable intangible for the year ended December 31, 2002 and the approximate three month period ended March 25, 2003 related to the acquisition of Gophar by Pharmion Corporation.

(c)	Adjusted to reflect the interest costs on the convertible notes that Pharmion Corporation issued to fund the Gophar acquisition for the year ended December 31, 2002 and the approximate three month period ended March 25, 2003.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by Pharmion in connection with the sale of common stock being registered. All amounts shown are estimates, except the SEC registration fee, the NASD filing fees and the Nasdaq listing fee.

Item	AMOUNT TO BE PAID

SEC registration fee	$8,931.36
NASD fee	11,540.00
Nasdaq listing fee	105,000.00
Blue Sky fees and expenses	5,000.00
Legal fees and expenses	800,000.00
Accounting fees and expenses	275,000.00
Printing expenses	175,000.00
Transfer agent fees	3,000.00
Miscellaneous	16,528.64

Total	$1,400,000.00

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

      Our amended and restated certificate of incorporation provides that we will indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, by reason of the fact that he is or was a director or officer of Pharmion, against all expenses (including attorneys’ fees), judgments, and amounts paid in settlement actually and reasonably incurred by or on behalf of such person in connection with the action or proceeding and any related appeal. Reference is made to Section 145 of the Delaware General Corporate Law for a full statement of these indemnification rights.

      We also maintain a directors and officers insurance policy pursuant to which our directors and officers are insured against liability for actions in their capacity as directors and officers.

Item 15.	Recent Sales of Unregistered Securities

      Set forth below is information regarding all securities sold and employee stock options granted by us in the previous three years:

1. We have granted stock options to purchase an aggregate amount of 1,597,961 shares of our common stock at exercise prices ranging from $0.40 to $2.40 per share to employees pursuant to our 2000 Stock Incentive Plan. The issuance of these securities were not registered under the Securities Act in reliance upon Rule 701 under the Securities Act.

2. We have granted stock options to purchase an aggregate amount of 187,500 shares of our common stock at exercise prices ranging from $0.60 to $2.40 per share to non-employee directors pursuant to our 2001 Non-Employee Director Stock Option Plan. The issuance of these securities were not registered under the Securities Act in reliance upon Rule 701 under the Securities Act.

3. From January 2000 to March 2001, we sold an aggregate of 17,913,265 shares of Series A preferred stock convertible into 4,478,318 shares of common stock to 18 accredited investors at a price of $1.00 to $1.50 per share for an aggregate purchase price of $24,262,084. Each share of Series A preferred stock is convertible into one-quarter of a share of common stock. The issuance of these securities were not registered under the Securities Act in reliance upon Section 4(2) under the Securities Act.

4. In November 2001, we sold an aggregate of 31,071,769 shares of Series B preferred stock convertible into 7,767,947 shares of common stock to 27 accredited investors at a price of $2.09 per share for an aggregate purchase price of $64.939.997.21. Each share of Series B preferred stock is convertible into one-quarter of a share of our common stock. The issuance of these securities were not registered under the Securities Act in reliance upon Section 4(2) under the Securities Act.

5. In October 2002, we sold an aggregate of 19,138,755 shares of Series C preferred stock convertible into 4,784,691 shares of common stock to 22 accredited investors at a price of $2.09 per share for an aggregate purchase price of $39,999,997.95. Each share of Series C preferred stock is convertible into one-quarter of a share of our common stock. The issuance of these securities were not registered under the Securities Act in reliance upon Section 4(2) under the Securities Act.

6. In November 2001, we issued warrants to Celgene Corporation to purchase in the aggregate 1,701,805 shares of Series B preferred stock at an exercise price of $2.09 per share of Series B preferred stock. The issuance of these securities were not registered under the Securities Act in reliance upon Section 4(2) under the Securities Act.

7. In April 2003, we issued warrants to Celgene Corporation to purchase in the aggregate 363,636 shares of common stock at an exercise price of $11.00 per share. The issuance of these securities were not registered under the Securities Act in reliance upon Section 4(2) under the Securities Act.

8. In April 2003, we issued warrants to Penn Pharmaceuticals Holdings Limited to purchase in the aggregate 60,606 shares of common stock at an exercise price of $11.00 per share. The issuance of these securities were not registered under the Securities Act in reliance upon Section 4(2) under the Securities Act.

9. In April 2003, we issued to Celgene Corporation a promissory note in the aggregate principal amount of $12,000,000 due April 8, 2008. The promissory note accrues interest at a rate of 6% per annum. The promissory note is convertible into common stock at a price of $11.00 per share. The issuance of these securities were not registered under the Securities Act in reliance upon Section 4(2) under the Securities Act.

10. In April 2003, we issued to Penn Pharmaceuticals Holdings Limited a promissory note in the aggregate principal amount of $2,000,000 due April 11, 2008. The promissory note accrues interest at a rate of 6% per annum. The promissory note is convertible into common stock at a price of $11.00 per share. The issuance of these securities were not registered under the Securities Act in reliance upon Section 4(2) under the Securities Act.

      With regard to our reliance upon the exemptions set forth above, we made inquiries to establish that these sales qualified for exemptions from the registration requirements. In particular, we confirmed that:

•	all offers of sales and sales were made by personal contact from our officers or directors or other persons closely associated with us;

•	each investor made representations that he or she was sophisticated in relation to this investment and we have no reason to believe these representations were incorrect;

•	each purchaser gave assurance of investment intent and the certificates for the shares bear a legend accordingly; and

•	offers and sales within any offering were made to a limited number of persons.

Item 16.	Exhibits and Financial Statement Schedules

      (A) Exhibits

Exhibit
Number		Description of Document

1	.1†	Form of Underwriting Agreement.
2	.1†	Stock Purchase Agreement, dated March 7, 2003, by and among Pharmion France and the shareholders of Gophar S.A.S.
3	.1†	Form of Amended and Restated Certificate of Incorporation.
3	.2†	Form of Amended and Restated Bylaws.
4	.1*	Specimen Stock Certificate.

Exhibit
Number		Description of Document

4	.2†	Amended and Restated Investors’ Rights Agreement, dated as of November 30, 2001, by and among the Registrant, the founders and the holders of the Registrant’s Preferred Stock.
4	.3†	Series C Omnibus Amendment Agreement, dated as of October 11, 2002 to Amended and Restated Investors’ Rights Agreement, dated as of November 30, 2001, by and among the Registrant, the founders and the holders of the Registrant’s Preferred Stock.
4	.4†	Amendment, dated as of April 8, 2003 to Amended and Restated Investors’ Rights Agreement, dated as of November 30, 2001, by and among the Registrant, the founders and the holders of the Registrant’s Preferred Stock.
4	.5†	Series B Preferred Stock Purchase Warrant, dated November 30, 2001, issued by the Registrant to Celgene Corporation.
4	.6†	Senior Convertible Promissory Note, dated April 8, 2003, issued by the Registrant to Celgene Corporation.
4	.7†	Common Stock Purchase Warrant, dated April 8, 2003, issued by the Registrant to Celgene Corporation.
4	.8†	Convertible Subordinated Promissory Note, dated April 11, 2003, issued by the Registrant to Penn Pharmaceuticals Holdings Limited.
4	.9†	Common Stock Purchase Warrant, dated April 11, 2003, issued by the Registrant to Penn Pharmaceuticals Holdings Limited.
5.1		Opinion of Willkie Farr & Gallagher LLP.
10	.1†	Amended and Restated 2001 Non-Employee Director Stock Option Plan.
10	.2†	Amended and Restated 2000 Stock Incentive Plan.
10	.3†	Securities Purchase Agreement, dated as of April 8, 2003, by and between the Registrant and Celgene Corporation.
10	.4†	Securities Purchase Agreement, dated as of April 11, 2003, by and between the Registrant and Penn Pharmaceuticals Holdings Limited
10	.5†	Amended and Restated Distribution and License Agreement, dated as of November 16, 2001, by and between Pharmion GmbH and Penn T Limited.
10	.6†	Amendment No. 1, dated March 4, 2003, to Amended and Restated Distribution and License Agreement, dated as of November 16, 2001, by and between Pharmion GmbH and Penn T Limited.
10	.7†	Supplementary Agreement, dated June 18, 2003, to Amended and Restated Distribution and License Agreement, dated as of November 16, 2001, by and between Pharmion GmbH and Penn T Limited.
10	.8†	License Agreement, dated as of November 16, 2001, by and among the Registrant, Pharmion GmbH and Celgene Corporation.
10	.9†	Amendment No. 1, dated March 3, 2003, to License Agreement, dated as of November 16, 2001, by and among the Registrant, Pharmion GmbH and Celgene Corporation.
10	.10†	Letter Agreement, dated April 2, 2003, by and among the Registrant, Pharmion GmbH and Celgene Corporation regarding clinical funding.
10	.11†	Amendment No. 2, dated April 8, 2003, to License Agreement, dated as of November 16, 2001, by and among the Registrant, Pharmion GmbH and Celgene Corporation.
10	.12†	License and Distribution Agreement, dated as of June 21, 2002, by and between the Registrant and LEO Pharmaceutical Products Ltd. A/S.
10	.13†	License Agreement, dated as of June 7, 2001, by and between the Registrant, Pharmion GmbH and Pharmacia & Upjohn Company.
10	.14†	Interim Sales Representation Agreement, dated as of May 29, 2002, by and between Pharmion GmbH and Schering Aktiengesellschaft.
10	.15†	Distribution and Development Agreement, dated as of May 29, 2002, by and between Pharmion GmbH and Schering Aktiengesellschaft.
10	.16†	First Amendment Agreement dated August 20, 2003 by and between Pharmion GmbH and Schering Aktiengesellschaft.
10	.17†	Non-Competition Agreement, dated as of November 20, 2001, by and between the Registrant and Patrick J. Mahaffy.

Exhibit
Number		Description of Document

10	.18†	Non-Competition and Severance Agreement, dated as of November 21, 2001, by and between the Registrant and Judith A. Hemberger.
10	.19†	Non-Competition and Severance Agreement, dated as of November 29, 2001, by and between the Registrant and Michael Cosgrave.
10	.20†	Employment Agreement, dated as of January 5, 2001, by and between the Registrant and Michael Cosgrave.
10	.21†	Employment Agreement, dated as of September 26, 2002, by and between the Registrant and Erle Mast.
10	.22†	Employment Agreement, dated as of September 26, 2002, by and between the Registrant and Gillian C. Ivers-Read.
10	.23†	Office Lease, dated as of April 24, 2002, by and between the Registrant and Centro III, LLC.
10	.24†	First Amendment to Lease, dated as of January 31, 2003, to Office Lease, dated as of April 24, 2002, by and between the Registrant and Centro III, LLC.
21	.1†	Subsidiaries of the Registrant.
23.1		Consent of Independent Auditors.
23.2		Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.1 hereto).
24	.1†	Power of Attorney.

*	To be filed by amendment.

†	Filed previously.

      (B) Financial Statement Schedules

      All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Item 17.	Undertakings

      (a) The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or Bylaws of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

      (c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Amendment No. 2 to the Registration Statement on Form S-1 to be signed on our behalf by the undersigned, thereunto duly authorized, in the city of Boulder, Colorado on this 17th day of October 2003.

PHARMION CORPORATION

By:	/s/ PATRICK J. MAHAFFY

Patrick J. Mahaffy
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated, on October 17, 2003.

Signature	Title	Date

/s/ PATRICK J. MAHAFFY Patrick J. Mahaffy	President and Chief Executive Officer; Director (Principal Executive Officer)	October 17, 2003

* Judith A. Hemberger	Executive Vice President and Chief Operating Officer; Director	October 17, 2003

/s/ ERLE MAST Erle Mast	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 17, 2003

* Brian Atwood	Director	October 17, 2003

* James Blair	Director	October 17, 2003

* James Barrett	Director	October 17, 2003

* Cam L. Garner	Director	October 17, 2003

* Jay Moorin	Director	October 17, 2003

* Thorlef Spickschen	Director	October 17, 2003

      Patrick J. Mahaffy, by signing his name below, signs this document on behalf of each of the above named persons specified by an asterisk (*), pursuant to a power of attorney duly executed by such persons and filed with the Securities and Exchange Commission in the Registrant’s Registration Statement on August 21, 2003.

By:	/s/ PATRICK J. MAHAFFY Attorney-in-fact Patrick J. Mahaffy

EXHIBIT INDEX

Exhibit
Number		Description of Document

1	.1†	Form of Underwriting Agreement.
2	.1†	Stock Purchase Agreement, dated March 7, 2003, by and among Pharmion France and the shareholders of Gophar S.A.S.
3	.1†	Form of Amended and Restated Certificate of Incorporation.
3	.2†	Form of Amended and Restated Bylaws.
4	.1*	Specimen Stock Certificate.
4	.2†	Amended and Restated Investors’ Rights Agreement, dated as of November 30, 2001, by and among the Registrant, the founders and the holders of the Registrant’s preferred stock.
4	.3†	Series C Omnibus Amendment Agreement, dated as of October 11, 2002 to Amended and Restated Investors’ Rights Agreement, dated as of November 30, 2001, by and among the Registrant, the founders and the holders of the Registrant’s Preferred Stock.
4	.4†	Amendment, dated as of April 8, 2003 to Amended and Restated Investors’ Rights Agreement, dated as of November 30, 2001, by and among the Registrant, the founders and the holders of the Registrant’s Preferred Stock.
4	.5†	Series B Preferred Stock Purchase Warrant, dated November 30, 2001, issued by the Registrant to Celgene Corporation.
4	.6†	Senior Convertible Promissory Note, dated April 8, 2003, issued by the Registrant to Celgene Corporation.
4	.7†	Common Stock Purchase Warrant, dated April 8, 2003, issued by the Registrant to Celgene Corporation.
4	.8†	Convertible Subordinated Promissory Note, dated April 11, 2003, issued by the Registrant to Penn Pharmaceuticals Holdings Limited.
4	.9†	Common Stock Purchase Warrant, dated April 11, 2003, issued by the Registrant to Penn Pharmaceuticals Holdings Limited.
5.1		Opinion of Willkie Farr & Gallagher LLP.
10	.1†	Amended and Restated 2001 Non-Employee Director Stock Option Plan.
10	.2†	Amended and Restated 2000 Stock Incentive Plan.
10	.3†	Securities Purchase Agreement, dated as of April 8, 2003, by and between the Registrant and Celgene Corporation.
10	.4†	Securities Purchase Agreement, dated as of April 11, 2003, by and between the Registrant and Penn Pharmaceuticals Holdings Limited
10	.5†	Amended and Restated Distribution and License Agreement, dated as of November 16, 2001, by and between Pharmion GmbH and Penn T Limited.
10	.6†	Amendment No. 1, dated March 4, 2003, to Amended and Restated Distribution and License Agreement, dated as of November 16, 2001, by and between Pharmion GmbH and Penn T Limited.
10	.7†	Supplementary Agreement, dated June 18, 2003, to Amended and Restated Distribution and License Agreement, dated as of November 16, 2001, by and between Pharmion GmbH and Penn T Limited.
10	.8†	License Agreement, dated as of November 16, 2001, by and among the Registrant, Pharmion GmbH and Celgene Corporation.
10	.9†	Amendment No. 1, dated March 3, 2003, to License Agreement, dated as of November 16, 2001, by and among the Registrant, Pharmion GmbH and Celgene Corporation.
10	.10†	Letter Agreement, dated April 2, 2003, by and among the Registrant, Pharmion GmbH and Celgene Corporation regarding clinical funding.
10	.11†	Amendment No. 2, dated April 8, 2003, to License Agreement, dated as of November 16, 2001, by and among the Registrant, Pharmion GmbH and Celgene Corporation.
10	.12†	License and Distribution Agreement, dated as of June 21, 2002, by and between the Registrant and LEO Pharmaceutical Products Ltd. A/S.

Exhibit
Number		Description of Document

10	.13†	License Agreement, dated as of June 7, 2001, by and between the Registrant, Pharmion GmbH and Pharmacia & Upjohn Company.
10	.14†	Interim Sales Representation Agreement, dated as of May 29, 2002, by and between Pharmion GmbH and Schering Aktiengesellschaft.
10	.15†	Distribution and Development Agreement, dated as of May 29, 2002, by and between Pharmion GmbH and Schering Aktiengesellschaft.
10	.16†	First Amendment Agreement dated August 20, 2003 by and between Pharmion GmbH and Schering Aktiengesellschaft.
10	.17†	Non-Competition Agreement, dated as of November 20, 2001, by and between the Registrant and Patrick J. Mahaffy.
10	.18†	Non-Competition and Severance Agreement, dated as of November 21, 2001, by and between the Registrant and Judith A. Hemberger.
10	.19†	Non-Competition and Severance Agreement, dated as of November 29, 2001, by and between the Registrant and Michael Cosgrave.
10	.20†	Employment Agreement, dated as of January 5, 2001, by and between the Registrant and Michael Cosgrave.
10	.21†	Employment Agreement, dated as of September 26, 2002, by and between the Registrant and Erle Mast.
10	.22†	Employment Agreement, dated as of September 26, 2002, by and between the Registrant and Gillian C. Ivers-Read.
10	.23†	Office Lease, dated as of April 24, 2002, by and between the Registrant and Centro III, LLC.
10	.24†	First Amendment to Lease, dated as of January 31, 2003, to Office Lease, dated as of April 24, 2002, by and between the Registrant and Centro III, LLC.
21	.1†	Subsidiaries of the Registrant.
23.1		Consent of Independent Auditors.
23.2		Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.1 hereto).
24	.1†	Power of Attorney.

*	To be filed by amendment.

†	Filed previously.